BioNTech SE
Mainz
WKN A0V9BC | ISIN DE000A0V9BC4
WKN: A2PSR2 | ISIN: US09075V1026

Invitation to the Annual General Meeting 2024

Unique identifier of the event: 2008339965e7ee11b53000505696f23c

Ladies and Gentlemen,
We hereby invite our shareholders1 to the Annual General Meeting of BioNTech SE, Mainz, (the “Company”) on
Friday, May 17, 2024 at 2:00 p.m. (CEST)2
The Annual General Meeting will be held as a virtual Annual General Meeting without the physical presence of shareholders or their proxies (with the exception of the Company’s proxies).
Shareholders who are entered in the Company’s share register and have duly registered for the Annual General Meeting, and their proxies, can register for the virtual Annual General Meeting on Friday, May 17, 2024 via the website available at
https://investors.biontech.de/agm/agm-2024
The shareholders can connect to the Annual General Meeting electronically via the password-protected investor portal ( “Investor Portal”) and participate in the Annual General Meeting in this way. The physical presence of shareholders and their proxies at the venue of the Annual General Meeting is excluded. Shareholders or their proxies may only exercise their voting rights by means of electronic absentee voting or by issuing a power of attorney and instructions to the proxies appointed by the Company. The venue of the Annual General Meeting within the meaning of the German Stock Corporation Act (“AktG”) is the Company’s business premises at Grosse Bleiche 54-56, 55116 Mainz.
In addition, it is intended to broadcast the entire virtual Annual General Meeting live on Friday, May 17, 2024 from 2:00 p.m. (CEST) also via the aforementioned website - but outside the Investor Portal - freely accessible for holders of American Depositary Shares of the Company (“ADS”) issued by The Bank of New York Mellon (the “Depositary”) (the “ADS Holders”) as well as for the interested public.
Further details and information can be found at the end of the invitation following the agenda and the annexes to the agenda.
1 For the sole purpose of better readability, this invitation does not use gender-specific spelling. All personal designations and terms are to be understood as gender-neutral in the sense of equal treatment.

2 All times stated in this invitation refer to Central European Summer Time (CEST). In terms of Coordinated Universal Time (UTC), this corresponds to the ratio UTC = CEST minus two hours.
I.Agenda
1.Presentation of the adopted annual financial statements, the approved consolidated financial statements and the combined management report for the Company and the Group, as well as the report of the Supervisory Board, in each case for the 2023 financial year and as of December 31, 2023, respectively
The Supervisory Board has approved the annual financial statements and consolidated financial statements prepared by the Management Board; the annual financial statements are thus adopted. The Annual General Meeting is therefore not required to pass a resolution on this Agenda Item 1. Instead, the aforementioned documents are merely to be made available to the Annual General Meeting and explained by the Management Board or - in the case of the Supervisory Board’s report - by the Chairman of the Supervisory Board. As part of their right to information, shareholders have the opportunity to ask questions about the documents.

All of the documents mentioned under this Agenda Item are available on our website at

        https://investors.biontech.de/agm/agm-2024

They will also be available there during the Annual General Meeting.
2.Resolution on the appropriation of balance sheet profit for the 2023 financial year
The Management Board and Supervisory Board propose that BioNTech SE’s balance sheet profit from the past 2023 financial year in the amount of EUR 9,360,948,811.25 be carried forward in full to new account.
3.Resolution on the approval of the actions of the Management Board
The Management Board and Supervisory Board propose that the actions of the members of the Management Board in office in the 2023 financial year be approved for this period.
4.Resolution on the approval of the actions of the Supervisory Board
The Management Board and Supervisory Board propose that the actions of the members of the Supervisory Board in office in the 2023 financial year be approved for this period.
5.Resolution on the appointment of the auditor and the group auditor for the 2024 financial year as well as the auditor for any audit or review of interim financial information

The Supervisory Board proposes - based on the recommendation of the Audit Committee - that EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, based in Stuttgart (Cologne branch; Börsenplatz 1, 50667 Cologne), be appointed as auditor and group auditor for the 2024 financial year and as auditor for any audit or review of interim financial reports (half-year financial reports and quarterly reports) for the 2024 financial year and for the first quarter of the 2025 financial year.
6.Resolution on the approval of the Compensation Report
In accordance with section 162 of the German Stock Corporation Act (AktG), the Management Board and Supervisory Board have prepared a report on the compensation granted and owed to each individual current or former member of the Management Board and Supervisory Board in the 2023 financial year. This compensation report will be submitted to the Annual General Meeting for approval in accordance with section 120a(4) AktG.
The compensation report was audited by the auditor in accordance with section 162(3) AktG to determine whether the disclosures pursuant to section 162(1) and (2) AktG were made. The report on the audit of the compensation report is attached to the compensation report.
The Management Board and the Supervisory Board propose that the compensation report for the 2023 financial year, prepared and audited in accordance with section 162 AktG, be approved.
The compensation report is printed at the end of the agenda in Section II “Reports and attachments to Agenda Items” and is available from the time the Annual General Meeting is convened on our website at
https://investors.biontech.de/agm/agm-2024
The compensation report will also be available there during the Annual General Meeting.
7.Resolution on the approval of the adjusted Compensation System for members of the Management Board
Section 120a(1) sentence 1 AktG provides that the annual general meeting of listed companies must pass a resolution to approve the compensation system for members of the Management Board submitted by the Supervisory Board every time there is a material change, but at least every four years.
On May 7, 2021, the Supervisory Board adopted a compensation system for the members of the Company’s Management Board and submitted it to the Annual General Meeting for approval (“Compensation System 2021”). The Annual General Meeting on June 22, 2021 approved this Compensation System 2021 with 99.38% of the votes cast. Since then, the Supervisory Board has regularly reviewed the Compensation System 2021. On March 7, 2024, it resolved an adjustment with effect from January 1, 2025, which will further develop the Compensation System 2021 while retaining its basic structure. A renowned, independent external compensation consultant supported the Supervisory Board in the development of the new compensation system (“Compensation System 2024”).
The further development of the compensation system for the members of the Management Board resolved by the Supervisory Board concerns the allocation of the compensation components to the target total compensation. In particular, the share of long-term variable compensation in the target total compensation is to increase significantly. For the Management

Board as a whole, the long-term variable compensation will increase from around 40% to around 70% of the target total compensation. Accordingly, the share of fixed compensation will decrease from approx. 40% to approx. 20% of the target total compensation and the share of short-term variable compensation will decrease from 20% to 10% of the target total compensation.
The composition of the long-term, performance-related variable compensation of the members of the Management Board is also to change. Under the Compensation System 2021, this consisted of stock options and/or restricted stock units with concurrent performance targets. Under the Compensation System 2021, the Supervisory Board determined the ratio of long-term compensation to be granted in stock options and restricted stock units for each member of the Management Board for each financial year. Previously, members of the Management Board only received stock options as long-term, performance-related variable compensation on this basis.
Under the new Compensation System 2024, however, the long-term performance-related compensation is to be made up of stock options and performance share units, each with different performance targets. Under the Compensation System 2024, the Supervisory Board should also be able to determine for each financial year the ratio in which the long-term compensation is to be granted in stock options and/or performance share units. The exercise price for both the stock options and the performance share units should be at least USD 105.16 based on an assumed market capitalization of the Company of USD 25 billion. Such a minimum exercise price is intended to ensure a more performance-oriented link between the development of the share price and the number of stock options to be granted.
In view of the Company’s successful development in recent years and its current development opportunities, the performance targets for the exercise of stock options in the new Compensation System 2024 have also been set much more ambitiously than was the case under the Compensation System 2021.
On the one hand, the stock options can only be exercised if the share price of the Company (calculated on the basis of the price of an American Depositary Share (“ADS”) listed on the NASDAQ stock exchange multiplied by the number of ADSs representing a share) is equal to or better than the NASDAQ Biotechnology Index or a comparable successor index in percentage terms in the period from the last trading day prior to the issue date to the fifth trading day prior to the start date, representing one share) has outperformed the NASDAQ Biotechnology Index or a comparable successor index in percentage terms in the period from the last trading day before the issue date to the fifth trading day before the start of the relevant exercise period (relative price performance). A further condition for exercising stock options under the new Compensation System 2024 is, however, an additional share price performance of at least 80% compared to the exercise price, i.e. the purchase price for the stock options, over a four-year waiting period, whereby this percentage is to increase by 20 percentage points from the fifth anniversary of the respective issue date and from each subsequent anniversary (absolute share price performance). Under the Compensation System 2021, however, the Management Board only had to achieve a share price performance of 28% within a four-year vesting period, which increased by seven percentage points each year thereafter. For the performance share units, however, the performance target is limited to a successful relative share price performance in relation to the performance of the NASDAQ Biotechnology Index or a comparable successor index.
The significant increase in one of the performance hurdles for exercising the stock options combined with the additional significant increase in the share of long-term variable compensation in the target total compensation from approx. 40% to approx. 70% is intended to lead to a long-term incentive for the Management Board that meets the demanding expectations of shareholders and the capital market for future value growth of the Company.
To further align the interests of the Management Board and shareholders, Share Ownership Guidelines have also been included in the revised compensation system. According to these guidelines, the Chairman of the Management Board is required to hold a portfolio of shares or ADSs in the Company equivalent to the value of two gross annual salaries (excluding fringe benefits) after a build-up period of four years from the date on which the Share Ownership Guidelines come into force. After this period, the other members of the Management Board must hold a portfolio of shares or ADSs in the Company equivalent to the value of at least one gross annual salary (excluding fringe benefits).
Furthermore, the due date of the short-term variable compensation relating to a financial year is to be adjusted. Under the Compensation System 2021, 50% of this short-term variable compensation was not due for payment until one year after the end of the relevant financial year, subject to adjustments in relation to the share price performance. The other part was already due for payment in the month following approval of the Company’s consolidated financial statements for the financial year that was relevant for this part of the compensation. The entire short-term variable compensation is now to be granted at this time. This is intended to give the Management Board the financial leeway to meet the requirements of the Share Ownership Guidelines within four years.
The Compensation System 2024 will be submitted to the Annual General Meeting for approval in accordance with section 120a(1) sentence 1 AktG. Following the approval of the Compensation System 2024 by the Annual General Meeting, the Supervisory Board intends to conclude new Management Board service contracts with all Management Board members with effect from January 1, 2025, and thus adjust them to the new compensation system. The new Management Board service contracts to be concluded should also take into account the other adjustments to the compensation of Management Board members provided for in the new compensation system. This relates, for example, to provisions on surviving dependents’ benefits and in the event that a member of the Management Board is unable to work.
The adjusted Compensation System 2024 for the members of the Company’s Management Board is printed after the agenda in Section II “Reports and attachments to Agenda Items” and will be available on our website at
https://investors.biontech.de/agm/agm-2024
It will also be available there during the Annual General Meeting.
Against this background, the Supervisory Board proposes that the Annual General Meeting approves the Compensation System 2024 for the members of the Management Board of

BioNTech SE, which is printed after the agenda in Section II “Reports and attachments to Agenda Items ”.
8.Resolution on the adjustment of the Compensation System and the compensation of the Supervisory Board members as well as the corresponding amendment to Art. 9 para. 6 of the Articles of Association
The current compensation of the members of the Supervisory Board of BioNTech SE was determined by resolution of the Annual General Meeting on June 1, 2022 in section 9(6) of the Company’s Articles of Association and has been regularly reviewed for appropriateness since then. Following a thorough review and in view of the Company’s successful development, the Management Board and Supervisory Board have come to the conclusion that the existing compensation regulations no longer stand up to a market comparison with the compensation of Supervisory Board members at companies in the Company’s current peer environment. In order to take this into account and also in view of the increased demands - including in terms of time commitment - for Supervisory Board activities, the complexity of Supervisory Board issues and the constantly increasing responsibility of the Supervisory Board and its committees in the competence structure under stock corporation law, the existing compensation regulations are now to be adjusted appropriately to ensure that competitive compensation continues to be offered.
To this end, the amounts of the fixed annual compensation of the Supervisory Board members are to be increased. In future, each member of the Supervisory Board shall receive fixed annual compensation of EUR 120,000.00 (previously: EUR 70,000.00); the compensation for the Chairman of the Supervisory Board shall be three times this amount as before and the compensation for the Deputy Chairman shall also be 1.5 times this amount as before. The Chairman of the Audit Committee shall receive additional annual compensation of EUR 50,000.00 (previously: EUR 30,000.00) and the respective Chairman of another committee shall receive additional annual compensation of EUR 30,000.00 (previously: EUR 15,000.00). An ordinary committee member shall receive additional annual compensation of EUR 10,000.00 (previously: EUR 5,000.00) for each committee membership. The compensation of Supervisory Board members should continue to be structured as purely fixed compensation.
On the basis of a corresponding, new system for the compensation of Supervisory Board members in accordance with para. a) below, the current provision in Art. 9 para. 6 of the Company’s Articles of Association is to be revised. The following new version of Art. 9 para. 6 of the Company’s Articles of Association will enter into force with effect from the entry of the amendment to Art. 9 para. 6 of the Articles of Association to be resolved under this Agenda Item 8 under b) in the Company’s commercial register.
The Management Board and Supervisory Board therefore propose the following resolution:
a)Compensation System for members of the Supervisory Board
The compensation system for the members of the Supervisory Board of BioNTech SE set out in Section II “Reports and attachments to Agenda Items” is adopted with effect from the entry of the amendment to Art. 9 para. 6 of the Articles of Association to be resolved under this Agenda Item 8 under b) in the Company’s commercial register .

b)    Amendment of Art. 9 para. 6 of the Articles of Association
Art. 9 para. 6 of the Articles of Association is revised as follows:
“(6)    In addition to the reimbursement of their expenses, the members of the Supervisory Board shall receive compensation of EUR 120,000.00 for each full financial year; the Chairman shall receive three times this amount and the Deputy Chairman 1.5 times this amount. The Chairman of the Audit Committee receives additional compensation of EUR 50,000.00 for each full financial year. The respective Chairman of another committee receives additional compensation of EUR 30,000.00 for each full financial year. An ordinary committee member receives additional compensation of EUR 10,000.00 per committee for each full financial year; the compensation paid for chairing a committee also covers membership of this committee. The basic compensation and any compensation for committee activities are due for payment within the last month before the end of the financial year for which the compensation is paid. Members of the Supervisory Board who only belong to the Supervisory Board for part of the financial year or who chair or deputy chair the Supervisory Board or the Audit Committee or another committee receive the respective compensation pro rata temporis. The same applies if this regulation or this regulation in a specific version is only in force for part of the financial year. If the reimbursement of expenses or compensation is subject to VAT, the VAT must be paid in addition. In its own interest, the Company maintains appropriate financial loss liability insurance for its executive bodies and managers, which also covers the members of the Supervisory Board at the Company’s expense.”
The aforementioned amendments to Art. 9 para. 6 of the Company’s Articles of Association shall take effect upon entry of the amendment to the Articles of Association to be resolved under this Agenda Item 8 para. b) in the commercial register. The adjusted compensation system for the members of the Supervisory Board of BioNTech SE is included in the further information on the agenda in Section II “Reports and attachments to Agenda Items ” and is available on our website at
https://investors.biontech.de/agm/agm-2024
It will also be available there during the Annual General Meeting.
9.Resolution on the cancellation of an existing authorization and the creation of a new authorization to issue bonds with warrants and/or convertible bonds and to exclude subscription rights, together with the cancellation of the existing Conditional Capital WSV 2019 and the creation of a new Conditional Capital WSV 2024 as well as corresponding amendment to the Articles of Association

Under Agenda Item 7, the Annual General Meeting on August 19, 2019 authorized the Management Board to issue bonds with warrants and/or convertible bonds with a total nominal value of up to EUR 1,500,000,000.00 and created Conditional Capital WSV 2019 to service them. The Company made use of this authorization in August 2020 and issued a convertible bond with a total nominal value of EUR 100,000,000.00; shareholders’ subscription rights were excluded. The existing authorization to issue bonds with warrants and convertible bonds expires on August 18, 2024. In order to maintain the Company’s ability to issue bonds with warrants and/or convertible bonds as flexible financing instruments, the expiring authorization is to be revoked and replaced by a new authorization to issue bonds with warrants and/or convertible bonds with authorization to exclude subscription rights. This is intended to give the Company the opportunity to react flexibly to a favorable market environment or financing requirements and to be able to adjust cash positions quickly if necessary. This flexibility is necessary in a challenging competitive environment in order to be able to respond appropriately to advantageous offers or other opportunities that arise. The Conditional Capital WSV 2019 in Art. 4 para. 7 of the Articles of Association, which currently still exists in the amount of EUR 85,754,868.00, is also to be cancelled for this purpose and replaced by new Conditional Capital WSV 2024 in a significantly lower amount of EUR 24,855,220.00 (this corresponds to 10% of the current share capital).
The written report of the Management Board pursuant to sections 221(2) sentence 2, 186(4) sentence 2 AktG is available on our website from the time the Annual General Meeting is convened at
https://investors.biontech.de/agm/agm-2024
It will also be available there during the Annual General Meeting.
Against this background, the Management Board and Supervisory Board propose that the following resolution be adopted:
a)Cancellation of the authorization of August 19, 2019 and cancellation of the existing Conditional Capital WSV 2019
The authorization granted to the Management Board by the Annual General Meeting on August 19, 2019 to issue bearer or registered bonds with warrants and/or convertible bonds with a total nominal value of up to EUR 1,500,000,000.00 on one or more occasions until August 18, 2024 with the approval of the Supervisory Board and the Conditional Capital WSV 2019 created by the resolution of the Annual General Meeting on August 19, 2019 in Art. 4 para. 7 of the Articles of Association are cancelled with effect from the date of entry of the new Conditional Capital WSV 2024 in the commercial register in accordance with para. c) below and the corresponding amendment to the Articles of Association in accordance with para. d) below.
b)Authorization to issue bonds with warrants and/or convertible bonds and to exclude subscription rights
aa)    General
The Management Board is authorized, with the approval of the Supervisory Board, to issue bearer or registered bonds with warrants and/or convertible bonds (together “Bonds”) with a total nominal value of up to EUR 3,000,000,000 on one or more occasions until May 16, 2029, with or without a limited term and to grant or impose option rights or obligations on the holders or creditors of warrant Bonds or conversion rights or obligations on the holders or creditors of convertible Bonds for no-par value registered shares in the Company with a proportionate amount of the share capital totaling up to EUR 24,855,220 in accordance with the terms and conditions of these Bonds. The authorization will only become effective when the Conditional Capital WSV 2024 proposed for resolution under para. c) and the corresponding amendment to the Articles of Association pursuant to para. d) below have become effective by entry in the commercial register. When a capital increase from Company funds becomes effective, the number of shares to which the Bonds may entitle the holder increases in the same proportion as the share capital and the conditional capital.
The Bonds may also be issued by a company in which the Company holds a direct or indirect majority interest; in this case, the Management Board is authorized, with the approval of the Supervisory Board, to assume the guarantee for the repayment of the Bonds on behalf of the issuing company, to grant the holders or creditors of these Bonds no-par value registered shares in the Company to fulfill the option or conversion rights or option or conversion obligations specified in these Bonds and to make all other declarations or take all other actions necessary for the successful issue of the Bonds.
bb)    Bonds with warrants and convertible bonds
The Bonds are divided into partial bonds.
If Bonds with warrants are issued, one or more warrants are attached to each partial bond, which entitle the holder to subscribe for no-par value registered shares in the Company in accordance with the Bond conditions to be determined by the Management Board. The Bond conditions may stipulate that the option price can also be fulfilled by transferring partial bonds and, if applicable, an additional cash payment. If fractions of shares arise, it may be stipulated that these fractions can be added up to purchase whole shares in accordance with the option or bond conditions, if necessary, against an additional payment.
If convertible Bonds are issued, the holders of bearer Bonds, or otherwise the creditors of the Bonds, receive the right to convert their Bonds into no-par value registered shares of the Company in accordance with the convertible Bond conditions determined by the Management Board. The conversion ratio is calculated by dividing the nominal amount or the issue amount of a partial bond that is below the nominal amount by the fixed conversion price for a no-par value registered share in the Company and can be rounded up or down to a whole number; in addition, an additional cash payment and the consolidation or compensation for non-convertible fractions can be determined. The Bond conditions may provide for a variable conversion ratio and a determination of the conversion price (subject to the minimum price determined below) within a specified range depending on the development of the Company’s share price or the price of the Company’s American Depositary Shares (“ADS”) listed on the NASDAQ stock exchange to be converted into amounts per share during the term of the Bond.
cc)    Power of substitution
The Bond terms and conditions may provide for the right of the Company not to grant new no-par value shares in the event of conversion or exercise of theBond, but to pay a cash amount per share equal to the arithmetic mean of the closing prices of the Company’s share or the closing prices of the ADS to be converted into amounts per share on the stock exchange or multilateral trading facility with the highest total trading volume (“Primary Stock Exchange”) during a period to be specified in the Bond terms and conditions.

The Bond conditions may also provide that the Bond with option or conversion rights or option or conversion obligations may, at the Company’s discretion, be converted into new shares from authorized capital, into existing shares of the Company or ADSs of the Company or into shares or rights or certificates representing shares of another listed company instead of into new shares from conditional capital, or that the option right may be fulfilled by delivery of such shares or ADSs or rights or certificates representing shares.
The Bond terms and conditions may also provide for the right of the Company to grant the holders or creditors shares in the Company or ADSs of the Company or shares or rights or certificates representing them of another listed company or to use another form of fulfillment for servicing upon final maturity of the bond that is linked to option rights or conversion rights or option obligations or conversion obligations (this also includes maturity due to termination), in whole or in part, instead of payment of the cash amount due.
dd)    Option or conversion obligation
The terms and conditions of the Bonds may also provide for an option or conversion obligation at the end of the term (or at an earlier date or a specific event). The Company may be authorized in the terms and conditions of the Bonds to settle any difference between the nominal amount or any lower issue amount of the convertible Bond and the product of the conversion price and the conversion ratio in cash, either in whole or in part. Section 9(1) AktG and section 199 AktG remain unaffected.
ee)    Option and conversion price
The option or conversion price to be determined in each case for a no-par value share of the Company must, with the exception of cases in which a conversion obligation is provided for, be at least 80% of the volume-weighted average closing price of the Company’s shares or the closing price of the ADSs to be converted into amounts per share on the Primary Stock Exchange on the last ten trading days prior to the date of the Management Board’s resolution on the issue of the respective bonds (the “Issue Date”). In the event that a subscription right is granted, the subscription period is decisive instead of the last ten trading days prior to the Issue Date, with the exception of the days of the subscription period that are required for the option or conversion price to be announced in due time in accordance with section 186 para. 2 sentence 2 AktG. Section 9 para. 1 AktG and section 199 AktG remain unaffected.
In the cases of the right of substitution and the option or conversion obligation, the option or conversion price must, in accordance with the Bond conditions, be at least either the above-mentioned minimum price or the arithmetic mean of the closing prices of the Company’s shares or the closing prices of the ADSs to be converted into amounts per share on the Primary Stock Exchange on the last ten trading days prior to the final maturity date or the other specified date, even if this average price is below the above-mentioned minimum price (80%). Section 9 (1) AktG and section 199 AktG remain unaffected.
ff)    Protection against dilution
The option or conversion price may, notwithstanding section 9(1) AktG, be reduced on the basis of a dilution protection clause in accordance with the terms and conditions if the Company increases the share capital during the option or conversion period by (i) increasing the share capital from Company funds or (ii) increasing the share capital or selling treasury shares while granting an exclusive subscription right to its shareholders or (iii) issuing further Bonds with option or conversion rights or option or conversion obligations while granting an exclusive subscription right to its shareholders, and in cases (ii) and (iii) the holders or creditors are not granted a subscription right to which they would be entitled after exercising the option or conversion right or after fulfillment of the option or conversion obligation. The reduction of the option or conversion price may also be effected by a cash payment upon exercise of the option or conversion right or upon fulfillment of an option or conversion obligation. The terms and conditions may also provide for an adjustment of the option or conversion rights or option or conversion obligations in the event of a capital reduction or other measures or events that are associated with an economic dilution of the value of the option or conversion rights or option or conversion obligations (e.g. dividends, acquisition of control by third parties).
gg)    Subscription right and authorization to exclude subscription rights
The shareholders must generally be granted subscription rights, i.e. the Bonds must generally be offered to the Company’s shareholders for subscription. The Bonds may also be underwritten by one or more banks, securities institutions or companies within the meaning of section 186(5) sentence 1 AktG specified by the Management Board with the obligation to offer them to the Company’s shareholders for subscription (so-called indirect subscription right). If the Bonds are issued by a company directly or indirectly majority-owned by the Company, the Company must ensure that the statutory subscription right is granted to the shareholders in accordance with the above sentence.
However, the Management Board is authorized, with the approval of the Supervisory Board, to exclude shareholders’ subscription rights to Bonds,
(1)for any fractional amounts resulting from the subscription ratio,
(2)to grant holders or creditors of Bonds with option and/or conversion rights or option and/or conversion obligations that have been or will be issued by the Company and/or companies in which the Company holds a direct or indirect majority interest a subscription right to Bonds to the extent to which they would be entitled as shareholders after exercising the option or conversion right or after fulfilling an agreed conversion or option obligation,
(3)to Bonds issued against cash payment, provided that the Management Board, after due examination, comes to the conclusion that the issue price of the Bond is not significantly lower than its theoretical market value determined using recognized, in particular financial mathematical methods. However, this authorization to exclude subscription rights only applies to Bonds with an option or conversion right or an option or conversion obligation or an option right of the Company to shares with a proportionate amount of the share capital that may not exceed a total of 10% of the share capital, either at the time this authorization becomes effective or - if this value is lower - at the time this authorization is exercised. Shares or ADSs that are issued or sold during the term of this authorization in direct or analogous application of section 186(3) sentence 4 AktG with the exclusion of subscription rights are to be counted towards this limit of 10% of the share capital. Furthermore, shares or ADSs issued or to be issued to service Bonds with option and/or conversion rights or option and/or conversion obligations are to be counted towards this limit if the Bonds are issued during the term of this authorization on the basis of another authorization in corresponding application of section 186(3) sentence 4 AktG with the exclusion of subscription rights. The above issue limitation applies to ADSs with the proviso that the number of ADSs is to be divided by the number of ADSs representing one share.
hh)    Implementing authorization
The Management Board is authorized, with the approval of the Supervisory Board, to determine the further details of the issue and features of the Bonds, in particular the interest rate, issue price, term and denomination, anti-dilution provisions, option or conversion period and, within the aforementioned framework, the option and conversion price, or to determine these in agreement with the executive bodies of the company issuing the warrant or convertible Bond that is directly or indirectly majority-owned by the Company.
c)Creation of new Conditional Capital WSV 2024
The share capital is conditionally increased by up to EUR 24,855,220.00 by issuing up to 24,855,220 new no-par value registered shares (Conditional Capital WSV 2024). The conditional capital increase serves to grant no-par value registered shares to the holders or creditors of Bonds with warrants and/or convertible Bonds issued by the Company or a company directly or indirectly majority-owned by the Company until May 16, 2029 on the basis of the authorization resolution of the Annual General Meeting on May 17, 2024 upon exercise of option or conversion rights (or upon fulfilment of corresponding option or conversion obligations) or upon exercise of an option right of the Company to grant no-par value shares in the Company in whole or in part instead of payment of the cash amount due. The new shares will be issued at the option or conversion price to be determined in accordance with the aforementioned authorization resolution.
The conditional capital increase is only to be carried out in the event of the issue of Bonds with option or conversion rights or option or conversion obligations in accordance with the authorizing resolution of the Annual General Meeting on May 17, 2024 and only to the extent that option or conversion rights are exercised or option or conversion obligations are fulfilled or to the extent that the Company exercises an option to grant no-par value shares in the Company in whole or in part instead of payment of the cash amount due and to the extent that cash settlement is not granted or shares from authorized capital or treasury shares or shares in another listed company or other forms of settlement are not used for servicing. The new shares issued shall participate in profits from the beginning of the financial year in which they are created; to the extent permitted by law, the Management Board may, with the approval of the Supervisory Board, determine the profit participation of new shares in deviation from this and also in deviation from section 60(2) AktG for a financial year that has already expired.
The Management Board is authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of the conditional capital increase.
d)Amendment to the Articles of Association

Art. 4 para. 7 of the Articles of Association of BioNTech SE is repealed and reworded as follows:
“(7)    The share capital is conditionally increased by up to EUR 24,855,220.00 by issuing up to 24,855,220 new no-par value registered shares (Conditional Capital WSV 2024). The conditional capital increase will only be carried out to the extent that the holders or creditors of bonds with warrants and/or convertible bonds with option or conversion rights or option or conversion obligations issued by the Company or a company in which the Company directly or indirectly holds a majority interest until May 16, 2024 on the basis of the authorization resolution of the Annual General Meeting of May 17, 2024 exercise their option or conversion rights or fulfil their obligation to exercise the option or conversion, or, if the Company exercises an option to grant no-par value shares in the Company in whole or in part instead of payment of the cash amount due and provided that no cash settlement is granted or shares from authorized capital or treasury shares or shares of another listed company or other forms of fulfilment are used to service them. The new shares will be issued at the option or conversion price to be determined in accordance with the aforementioned authorization resolution. The new shares issued shall participate in profits from the beginning of the financial year in which they are created; to the extent permitted by law, the Management Board may, with the approval of the Supervisory Board, determine the profit participation of new shares in deviation from this and also in deviation from Sec. 60(2) AktG for a financial year that has already expired. The Management Board is authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of the conditional capital increase.”
e)Authorization to amend the Articles of Association
The Supervisory Board is authorized to amend the wording of Art. 4 para. 1 and para. 7 of the Company’s Articles of Association in accordance with the respective issue of subscription shares and to make all other related amendments to the Articles of Association that only affect the wording. The same applies in the event that the authorization to issue Bonds is not utilized after expiry of the authorization period and in the event that the Conditional Capital WSV 2024 is not utilized after expiry of the deadlines for exercising option or conversion rights or for fulfilling option or conversion obligations.
f)Instruction to register the amendment to the Articles of Association
The Management Board is instructed to file the resolution on the cancellation of the Conditional Capital WSV 2019 for entry in the commercial register in such a way that the cancellation is only entered in the commercial register if the new Conditional Capital WSV 2024 to be resolved under para. c) of this Agenda Item and the corresponding amendment to the Articles of Association to be resolved under para. d) of this Agenda Item are entered in the commercial register at the same time. The Management Board is authorized to apply for the Conditional Capital WSV 2024 to be entered in the commercial register independently of the other resolutions of the Annual General Meeting.

10.Resolution on the authorization to acquire treasury shares, also excluding tender rights, and to use them, also excluding subscription rights, as well as the cancellation of the existing authorization
The authorization granted to the Company by the Annual General Meeting on August 19, 2019 under Agenda Item 8 pursuant to section 71(1) no. 8 AktG to acquire and use treasury shares will expire on August 18, 2024. In order to ensure that the Company remains in a position to buy back shares or American Depositary Shares (“ADS”) of the Company to the greatest possible extent in the future and without any gaps in time, a new authorization to acquire and use treasury shares or ADS pursuant to section 71(1) no. 8 AktG with the option to exclude subscription rights is to be granted while cancelling the existing authorization.
The Management Board and Supervisory Board therefore propose that a resolution be adopted:
(a)The authorization granted by the Annual General Meeting on August 19, 2019 under Agenda Item 8 to acquire treasury shares and to use them, also excluding subscription rights, is revoked.
(b)The Company is authorized until May 16, 2029 to acquire treasury shares in the Company up to a total of 10% of the share capital existing at the time of the resolution or - if this value is lower - at the time this authorization is exercised, for any permissible purpose within the scope of the statutory restrictions and in accordance with the following provisions. The shares acquired on the basis of this authorization, together with other treasury shares held by the Company or attributable to it in accordance with sections 71a et seq. AktG may not exceed 10% of the Company’s share capital at any time. The authorization may not be used for the purpose of trading in treasury shares. The authorization may be exercised in full or in partial amounts, on one or more occasions, in pursuit of one or more purposes, directly by the Company or by a company dependent on the Company or in which the Company directly or indirectly holds a majority interest or by third parties commissioned by the Company or by companies dependent on the Company or in which the Company directly or indirectly holds a majority interest. The authorization, including para c), includes the acquisition of American Depositary Shares (“ADS”) of the Company listed on the NASDAQ stock exchange, subject to the proviso that the number of ADS acquired is to be divided by the number of ADS representing one share when determining the limit of 10% of the share capital.
At the discretion of the Management Board, the acquisition shall be effected (i) via a stock exchange or other multilateral trading system (collectively, “Stock Exchange”) on which the shares or ADSs of the Company are traded, (ii) by means of a public purchase offer addressed to all shareholders, (iii) by means of a public invitation to all shareholders to submit offers to sell, or (iv) by the Bill & Melinda Gates Foundation (“Foundation”) or its legal successor at the request of the holder, provided that the request is justified under an agreement concluded with the Foundation and is made on the terms and conditions specified in the agreement. The provisions of German or foreign securities acquisition and takeover law must be observed insofar as they apply. The following provisions also apply:

(i)If the shares are purchased on the Stock Exchange, the Company may only pay an equivalent value (excluding ancillary purchase costs) that does not exceed the Stock Exchange price of the share or ADS at the time of purchase by more than 10% and does not fall below it by more than 20%. The relevant Stock Exchange price within the meaning of the above provision shall be the volume-weighted average of the closing prices of the share or ADS on the stock exchange or in the multilateral trading system with the highest total trading volume (“Primary Stock Exchange”) on the last three trading days prior to the obligation to purchase.
(ii)If the acquisition is made via a public purchase offer, the Company may only offer and pay a consideration (excluding incidental acquisition costs) that does not exceed the volume-weighted average closing price of the share or ADS on the Primary Stock Exchange on the last three trading days prior to the publication of the offer by more than 10 % and does not fall below it by more than 20%. The above provision applies to the acquisition of shares in the Company (as long as they are not listed) with the proviso that, when calculating the permissible purchase price per share, the Stock Exchange price of an ADS is to be multiplied by the number of ADSs representing one share.
If there is a significant price deviation after publication of the offer, the offer may be adjusted; the relevant reference period in this case is the three trading days prior to the day of publication of the adjustment.
The purchase offer may provide for an acceptance period and other conditions. The volume of the public purchase offer may be limited. If the volume of shares or ADSs tendered for purchase in a public purchase offer exceeds the existing repurchase volume, the purchase may be made in proportion to the shares or ADSs tendered (tender ratios) instead of in proportion to the tendering shareholders’ shareholding in the Company (shareholding ratio), subject to the partial exclusion of any tender rights. In addition, the partial exclusion of any tender rights may provide for preferential acceptance of smaller quantities of up to 100 tendered shares or the corresponding number of tendered ADSs per shareholder as well as rounding in accordance with commercial principles to avoid fractions of shares.
(iii)If the acquisition is made by means of a public invitation to all shareholders to submit offers to sell, the Company shall set a purchase price range per share or ADS within which offers to sell may be submitted. The Company may only offer and pay an equivalent value (excluding incidental acquisition costs) that does not exceed the volume-weighted average closing price of the share or ADS on the Primary Stock Exchange on the last three trading days prior to the publication of the invitation to submit offers to sell by more than 10% and does not fall below it by more than 20%. The above provision applies to the acquisition of shares in the Company (as long as they are not listed) with the proviso that, when calculating the permissible purchase price per share, the Stock Exchange price of an ADS is to be multiplied by the number of ADSs representing one share.

(i)If there is a significant price deviation after publication of the invitation to submit offers to sell, the offer may be adjusted; the relevant reference period in this case is the three trading days prior to the day of publication of the adjustment.
The invitation may stipulate an offer period and other conditions. The volume of acceptance may be limited. If not all of several offers to sell can be accepted due to the volume limitation, the acquisition can be made according to the ratio of the tender quotas instead of according to participation quotas, with the partial exclusion of any right to tender. In addition, with the partial exclusion of any right to tender, preferential acceptance of smaller numbers of up to 100 tendered shares or corresponding numbers of tendered ADSs per shareholder and rounding in accordance with commercial principles to avoid fractions of shares or ADSs may be provided for.
(iv)If the acquisition is made from the Foundation or its legal successor, the Company may only pay a consideration per share (excluding incidental acquisition costs) that is not less than USD 18.10 and not more than the Maximum Foundation Repurchase Price. “Maximum Foundation Repurchase Price” is the higher of USD 18.10 or the fair market value. “Fair Market Value” means, if the shares of the Company or rights or certificates representing the shares are tradable on a Stock Exchange (or multilateral trading facility), the closing price per share or per right or certificate representing the shares on the last day prior to the Foundation’s or successor’s request to sell on which the share or right or certificate representing the share was traded on the relevant stock exchange (or multilateral trading facility), and otherwise the fair market value of the Company per share as determined by a mutually agreed expert. In the case of the repurchase of ADSs, the amount of USD 18.10 shall be adjusted in all cases of its occurrence in accordance with the number of rights or certificates attributable to one share; in the case of the repurchase of shares, the fair market value, if determined by the closing price of a right or certificate representing the share, shall be adjusted in accordance with the number of rights or certificates attributable to one share. If the acquisition is made by the Foundation or its legal successor at the request of the holder, any tender right of the shareholders is excluded insofar as the request is justified according to an agreement concluded with the Foundation and is made under the conditions specified in the agreement.
(c)The Company is authorized to use treasury shares or ADSs of the Company that have been or will be acquired on the basis of this authorization or an earlier authorization or in any other way or are already held by the Company, in addition to a sale via the stock exchange or by means of an offer to all shareholders, for all other legally permissible purposes, in particular for the purposes stated below in para. c) (i) to (vi):
(i)The treasury shares can be redeemed without the redemption or its implementation requiring a further resolution by the Annual General Meeting. The shares can also be cancelled without a capital reduction by increasing the proportion of the remaining shares in the share capital in accordance with section

8(3) AktG; in this case, the Management Board is also authorized to adjust the number of shares stated in the Articles of Association.
(ii)The treasury shares or ADSs may be sold in a manner other than via the Stock Exchange or by means of an offer to sell to all shareholders if the shares or ADSs are sold for cash at a price that is not significantly lower than the Stock Exchange price (1) per Company share of the same class, insofar as the Company shares are traded on the Stock Exchange, or (2) per ADS of the Company, whereby for the sale of shares (as long as the Company’s shares are not listed on the stock exchange), the Stock Exchange price per ADS of the Company must be multiplied by the number of ADSs representing one share at the time of the sale. The total number of shares or ADSs sold in accordance with this authorization may not exceed 10% of the share capital, neither at the time of the resolution by the Annual General Meeting on May 17, 2024 nor - if this value is lower - at the time this authorization is exercised. Shares or ADSs issued or sold during the term of this authorization in direct or analogous application of section 186(3) sentence 4 AktG with the exclusion of subscription rights are to be counted towards this limit of 10% of the share capital. Furthermore, shares or ADSs issued or to be issued to service Bonds with option and/or conversion rights or option and/or conversion obligations shall be counted towards this limit of 10% of the share capital, provided that the Bonds are issued during the term of this authorization in corresponding application of section 186(3) sentence 4 AktG with the exclusion of subscription rights. The issue limit of 10% of the share capital applies to ADSs with the proviso that the number of ADSs is to be divided by the number of ADSs representing one share.
(iii)Treasury shares or ADSs may be offered to and transferred to third parties in return for non-cash contributions, in particular in the context of business combinations and the acquisition of companies, parts of companies and equity interests in companies or other assets or claims to the acquisition of assets, including receivables from the Company or its group companies, as well as licenses or industrial property rights.
(iv)The treasury shares or ADSs can be used to fulfill option and/or conversion rights or option and/or conversion obligations arising from Bonds that have been or will be issued by the Company and/or companies in which the Company holds a direct or indirect majority interest.
(v)The treasury shares or ADSs can be used to service the rights of holders of stock options issued by the Company or its group companies under the ESOP 2017/2019 as defined in the resolution on agenda item 6 of the Annual General Meeting on August 19, 2019, also as amended by the resolution of the Annual General Meeting on May 17, 2024 under Agenda Item 12, the 2021 stock option program as defined in the resolution on agenda item 7 of the Annual General Meeting on June 22, 2021, also as amended by the resolution of the Annual General Meeting on May 17, 2024 under Agenda Items 12 and 13, and the ESOP 2024 as defined in the resolution on Agenda Item 13 of the Annual General Meeting on May 17, 2024. If treasury shares are to be transferred to members of the Company’s Management Board, the responsibility lies with the Company’s Supervisory Board.
(vi)The treasury shares or ADSs may be offered to members of the Company’s Management Board, members of the management of a company in which the Company directly or indirectly holds a majority interest and employees of the Company or a company in which the Company directly or indirectly holds a majority interest for purchase or promised as a compensation component; the offered or promised shares or ADSs may also be transferred to the beneficiaries after the termination of the board or employment relationship. Further restrictions relating to the shares issued may be agreed. Insofar as treasury shares or ADSs are to be offered, promised or transferred to members of the Company’s Management Board, this authorization applies to the Supervisory Board.
The authorizations for use pursuant to this para. c) may be used once or several times, in whole or in part, individually or jointly; the authorizations pursuant to para. c) (ii) to (vi) may also be used by dependent companies or companies majority-owned by the Company or by third parties acting for their account or for the account of the Company. The authorizations for use also include the use of shares or ADSs acquired in accordance with or pursuant to section 71d sentence 5 AktG or by a company dependent on the Company or in which the Company directly or indirectly holds a majority interest or by third parties for the account of the Company or by third parties for the account of a company dependent on the Company or in which the Company directly or indirectly holds a majority interest.
Shareholders’ subscription rights to acquired treasury shares or ADSs are excluded insofar as these are used in accordance with the authorizations under para. c) (ii) to (vi). In addition, if treasury shares or ADSs are sold by way of an offer to all shareholders, the Management Board is authorized to exclude shareholders’ subscription rights for fractional amounts. If treasury shares or ADSs are sold by way of an offer to all shareholders, the Management Board is also authorized to grant the holders or creditors of Bonds with option and/or conversion rights or option and/or conversion obligations issued or to be issued by the Company and/or companies in which the Company holds a direct or indirect majority interest a subscription right to the shares or ADSs to which they would be entitled after exercising the option or conversion right or after fulfilling an agreed option or conversion obligation; the subscription right of shareholders is excluded to this extent.
The Management Board may only make use of the authorizations under this para. c) with the approval of the Supervisory Board.
The written report of the Management Board in accordance with sections 71(1) no. 8, 186(4) sentence 2 AktG is available from the time the Annual General Meeting is convened on our website at
https://investors.biontech.de/agm/agm-2024

It will also be available there during the Annual General Meeting.
11.Resolution on the authorization to use derivatives in connection with the acquisition of treasury shares
In addition to the authorization to acquire treasury shares and American Depositary Shares (“ADS”) of the Company proposed for resolution under Agenda Item 10, the Company is to be authorized to acquire treasury shares and ADS also using derivatives and to conclude corresponding derivative transactions. This is not intended to increase the total volume of shares or ADS that may be acquired; it merely opens up further alternative courses of action for the acquisition of treasury shares or ADS within the framework of the maximum limit of Agenda Item 10, further restricted by para. a) of the following proposed resolution and taking into account this maximum limit.
The Management Board and Supervisory Board therefore propose that the following resolution be adopted:
a)In addition to the authorization resolved under agenda item 10 of the Annual General Meeting on May 17, 2024, the acquisition of treasury shares or American Depositary Shares of the Company (“ADS”) can be carried out not only in the ways described there, but also in whole or in part by (1) the sale of options that oblige the Company to acquire treasury shares or ADS when exercised (“Put Options”), (2) the acquisition of options that entitle the Company to acquire treasury shares or ADS when exercised (“Call Options”), (3) forward purchases in which the Company acquires treasury shares or ADSs at a specific date in the future, or (4) the use of a combination of Put Options, Call Options and/or forward purchases (together also referred to as “Derivatives” or “Derivative Transactions”). This authorization may also be exercised in full or in partial amounts, once or several times, in pursuit of one or several purposes, directly by the Company or by a company dependent on the Company or in which the Company directly or indirectly holds a majority interest or by third parties commissioned by the Company or by companies dependent on the Company or in which the Company directly or indirectly holds a majority interest.
All acquisitions of shares and ADSs using Derivatives may not exceed a total of 5% of the Company’s share capital, neither at the time of the resolution of the Annual General Meeting on May 17, 2024 nor - if this value is lower - at the time of the exercise of this authorization; the above limit of 5% of the share capital applies to the acquisition of ADSs using Derivatives, subject to the proviso that, when determining the limit of 5% of the share capital, the number of ADSs acquired must be divided by the number of ADSs representing one share. The acquisitions of shares or ADSs using Derivatives are also to be counted towards the 10% limit in accordance with para b) of the authorization resolved under agenda item 10 of the Annual General Meeting on May 17, 2024.
The term of the individual Derivatives must end no later than May 16, 2029, and must be selected in such a way that the acquisition of the shares or ADSs in exercise or settlement of the Derivatives cannot take place after May 16, 2029.

b)The Derivative Transactions must be concluded with an independent credit or securities institution or another company that meets the requirements of section 186(5) sentence 1 AktG or with a consortium of such institutions or companies. The terms and conditions of the Derivative Transaction must ensure that the Derivatives are only serviced with shares or ADSs that were themselves acquired in compliance with the principle of equal treatment.
c)The option premium paid by the Company for Call Options and received by the Company for Put Options may not be significantly higher or lower than the theoretical market value of the respective options calculated using recognized actuarial methods, the calculation of which must take into account, among other things, the agreed exercise price. The forward price agreed by the Company for forward purchases may not be significantly higher than the theoretical forward price calculated using recognized financial mathematical methods, which takes into account the current market price and the term of the forward purchase, among other factors.
d)The countervalue (excluding incidental acquisition costs, but taking into account the option premium received or paid) to be paid for the shares or ADSs when the options are exercised or the forward purchase falls due, i.e. the exercise price or purchase price, may not exceed the volume-weighted average closing price of the Company’s shares or ADSs on the stock exchange or in the multilateral trading system with the highest total trading volume (“Primary Stock Exchange”) on the last three trading days prior to the conclusion of the relevant Derivative Transaction by more than 10% or fall below it by more than 20%. The above provision applies to Derivative Transactions for the acquisition of shares in the Company (as long as these are not listed) with the proviso that, when calculating the permissible acquisition price per share, the stock exchange price of an ADS is to be multiplied by the number of ADSs representing one share.
e)If treasury shares or ADSs are acquired using Derivatives in compliance with the above provisions, any right of shareholders to enter into such Derivative Transactions with the Company and any right of shareholders to tender their shares is excluded.
f)The regulations established by the Annual General Meeting on May 17, 2024 under agenda item 10 para. c) apply accordingly to the use of treasury shares or ADSs acquired using Derivatives.
The written report of the Management Board in accordance with sections 71(1) no. 8, 186(4) sentence 2 AktG is available from the time the Annual General Meeting is convened on our website at
https://investors.biontech.de/agm/agm-2024.
It will also be available there during the Annual General Meeting.
12.Amendment of authorizations to issue stock options
The authorization granted by the Annual General Meeting on August 18, 2017 under agenda item 5 para. a), completely revised by resolution of the Annual General Meeting on August 19,

2019 under agenda item 6 para. a) and amended by resolution of the Annual General Meeting on June 26, 2020 under agenda item 5 and by resolution of the Annual General Meeting on June 22, 2021 under agenda item 6, is no longer valid. The authorization of the Management Board and Supervisory Board to grant option rights to shares (“ESOP 2017/2019”), which was amended by resolution of the Annual General Meeting on June 22, 2021 under agenda item 6, was revoked by resolution of the Annual General Meeting on June 22, 2021 under agenda item 7 para. a) in the amount of the 5,661,889 stock option rights not yet granted under the authorization up to this point in time. However, the ESOP 2017/2019 continues to apply to the 16,212,917 stock options already granted under the ESOP 2017/2019 up to this point in time, of which 4,943,452 stock options have not yet been exercised, and therefore now requires adjustment with regard to the exercise price when exercising stock options already granted and not yet exercised.
Section (iv) (Exercise Price), paragraph 2, sentence 1 of the ESOP 2017/2019, as currently amended, stipulates that the exercise price per share to be paid when exercising stock options - notwithstanding section 9(1) AktG - shall be the share price at the time of issue for options issued after the IPO. According to section (iv) (Exercise price) paragraph 2 sentence 2 of the ESOP 2017/2019 in its currently valid version, the “Issue Price” is the arithmetic mean of the closing price of the Company’s share on the last thirty trading days prior to the issue date.
This calculation method for the ESOP 2017/2019, which is based on the arithmetic mean of the closing price of the shares, does not take into account the existing regulations of US tax law for determining the exercise price in the best possible way. For this reason, the closing price on the last trading day before the issue date is to be used instead for employees subject to tax in the USA. Trading in ADSs is also to be explicitly taken into account. For employees taxable outside the USA, the arithmetic mean of the closing price of the Company’s share on the last thirty trading days prior to the issue date is to be retained, as this calculation method has generally proven itself and better compensates for random, short-term price fluctuations in the calculation. The resulting different treatment between employees inside and outside the USA is justified in order to avoid undue hardship with regard to the requirements of US tax law for employees subject to tax in the USA.
In addition, the Annual General Meeting on June 22, 2021, granted the Management Board and Supervisory Board a new authorization to grant 8,418,091 stock options (“ESOP 2021”) under agenda item 7 d). The ESOP 2021 is also to be adjusted:
•Section (iii) (Issue Window) in sentence 1 of the ESOP 2021 stipulates that stock options may only be issued within a period of four weeks after the publication of a quarterly or half-yearly report or an interim statement by the Company, within a period of four weeks after the publication of the annual financial statements and within a period of four weeks after the Company’s Annual General Meeting. In the past, this restriction of the issue window to a four-week period in each case has proven to be too short due to overlapping regulatory deadlines for trading in securities and was not flexible enough. For this reason, sentence 1 of section (iii) (Issue window) of the ESOP 2021 is to be adjusted and significantly longer issue windows are to be provided for as acquisition periods. These issue windows are to begin on the second trading day after publication of the quarterly report, the half-year report and the annual financial statements of the Company and end only fourteen calendar days before the end of a financial quarter.

•Section (iii) (Issue Window) in sentence 2 of the ESOP 2021 stipulates that stock options may be issued within the first six months of a calendar year, subject to the provisions of insider trading law, other applicable legal provisions in Germany or abroad, applicable rules of the trading venues on which the Company’s shares or rights or certificates representing them may be admitted to trading and, if applicable, the Company’s insider trading policy. In individual cases, this restriction to the first six months of a calendar year can lead to a disadvantage for employees who only join the Company in the second half of the year. In addition, in the case of stock options to be issued to members of the Management Board, this may mean that, contrary to the agreements in the service contracts, it is not possible to issue stock options in the first six months of a calendar year due to insider trading restrictions and the members of the Management Board will not receive their stock options for the current calendar year until the following calendar year. To avoid this, section (iii) (Issue Window) sentence 2 of the ESOP 2021 is to be amended.
•Section (iv) (Exercise Price) of the ESOP 2021 also stipulates that the exercise price per share to be paid when exercising stock options - notwithstanding section 9(1) AktG - is the share price at the time of issue. “Issue Price” is the arithmetic mean of the closing price of the Company’s share on the last thirty trading days prior to the issue date. This provision corresponds to the provision already described in section (iv) (Exercise price) paragraph 2 sentence 2 of the currently valid version of the ESOP 2017/2019 and must also be adjusted for the considerations already outlined in this regard.
•Section (ix) (Waiting period and exercise periods and minimum holding period for members of the Management Board) paragraph 1 of the ESOP 2021 also stipulates that the stock options may be exercised for the first time four years after the date of their allocation (“Waiting Period”). The allocation date of the stock options as the trigger for the start of the statutory Waiting Period must be distinguished from the issue date relevant for calculating the exercise price, which is defined in section (iv) of the ESOP 2021. In this respect, section (ix) paragraph 1 of the ESOP 2021 shall be supplemented by a clarifying definition.
The Management Board and Supervisory Board therefore propose the following resolution:
a)     Amendment of the ESOP 2017/2019
The authorization granted by the Annual General Meeting on August 18, 2017 under agenda item 5 para. a), completely revised by resolution of the Annual General Meeting on August 19, 2019 under agenda item 6 para. a) and amended by resolution of the Annual General Meeting on June 26, 2020 under agenda item 5 and by resolution of the Annual General Meeting on June 22, 2021 under agenda item 6 and partially cancelled by resolution of the Annual General Meeting on June 22, 2021 under agenda item 7 lit. a), shall be amended to the effect that section (iv) (Exercise Price), paragraph 2, sentence 2 shall be amended. The authorization to grant option rights to shares (“ESOP 2017/2019”), as amended by resolution of the Annual General Meeting on June 26, 2020 under agenda item 6 and by resolution of the Annual General Meeting on June 22, 2021 under agenda item 6, is amended to the effect that section (iv) (Exercise price) paragraph 2 sentence 2 of the ESOP 2017/2019 is cancelled and reworded as follows:

“Issue Price” is (1) in the case of option holders who are not tax resident in the USA on the exercise date, the arithmetic mean of the closing prices of the Company’s share on the primary stock exchange on the thirty last trading days prior to the date of the resolution of the Management Board (in the case of the issue of employee options to the Management Board: of the Supervisory Board) on the issue of the employee options (“Issue Date”) and (2) in the case of option holders who are subject to tax in the USA on the exercise date, the closing price of the Company’s share on the primary stock exchange on the last trading day before the Issue Date; in both cases, the closing price of the Company’s share shall also be deemed to be the closing price of one American Depositary Share of the Company (“ADS”) listed on the NASDAQ stock exchange on the primary stock exchange multiplied by the number of ADSs representing one share in each case.”
b)    Amendment of the ESOP 2021
aa)    Amendment of section (iii) (Issue Window) sentence 1
The authorization granted by the Annual General Meeting on 22 June 2021 under agenda item 7 para. d) to grant option rights to shares, also in its version by resolution of the Annual General Meeting on 17 May 2024 under agenda item 13, (“ESOP 2021”) is amended such that section (iii) (Issue Window) sentence 1 of the ESOP 2021 is cancelled and reworded as follows:
“Employee options may only be issued during the period beginning on the second trading day following the publication of a quarterly report, the half-yearly report and the Company’s annual financial statements and ending on the fourteenth calendar day before the end of the respective financial quarter ("Issue Window").”
bb)    Amendment of section (iii) (Issue Window) sentence 2
The authorization granted by the Annual General Meeting on 22 June 2021 under agenda item 7 para. d) to grant option rights to shares, also in its version by resolution of the Annual General Meeting on 17 May 2024 under agenda item 13, (“ESOP 2021”) is amended such that section (iii) (Issue Window) sentence 1 of the ESOP 2021 is cancelled and reworded as follows:
“Employee options may - subject to the provisions of insider trading law, other applicable legal provisions in Germany or abroad, applicable rules of the trading venues on which the Company’s shares or rights or certificates representing them may be admitted to trading and, if applicable, the Company’s insider trading policy - be issued once or several times at any time within the authorization period.”
cc)     Amendment of section (iv) (Exercise Price)
The authorization granted by the Annual General Meeting on June 22, 2021 under agenda item 7 para. d) to grant option rights to shares, also in its version by resolution of the Annual General Meeting on May 17, 2024 under agenda item 13, (“ESOP 2021”) is amended such that section (iv) (Exercise Price) sentence 2 of the ESOP 2021 is cancelled and reworded as follows:
“Issue Price” means (1) in the case of option holders who are not U.S. tax residents on the exercise date, the arithmetic mean of the closing prices of the Company’s stock on the primary stock exchange on the thirty trading days prior to the date of the resolution of the Management Board (in the case of the issuance of employee stock options to the Management Board: of the Supervisory Board) on the issue of the employee options (“Issue Date”) and (2) in the case of option holders who are subject to tax in the USA on the exercise date, the closing price of the Company’s share on the primary stock exchange on the last trading day before the issue date; in both cases, the closing price of the Company’s share shall also be deemed to be the closing price of one American Depositary Share of the Company (“ADS”) listed on the NASDAQ stock exchange on the primary stock exchange multiplied by the number of ADSs representing one share in each case.”
dd)    Amendment of section (ix) (Waiting period and exercise periods as well as minimum holding period for members of the Management Board)
The authorization granted by the Annual General Meeting on June 22, 2021 under agenda item 7 para. d) to grant option rights to shares, also in its version by resolution of the Annual General Meeting on May 17, 2024 under agenda item 13, (“ESOP 2021”) is supplemented by the following sentence 2 in section (ix) (Waiting period and exercise periods as well as minimum holding period for members of the Management Board) paragraph 1:
“Allocation Date” is the date on which the issue of employee options resolved by the Management Board (or in the case of members of the Management Board: by the Supervisory Board) is notified to the respective beneficiary, unless a later date is specified in this notification or by agreement with the respective beneficiary; in the latter case, the later date is deemed to be the Allocation Date.”
A written report of the Management Board on this Agenda Item as well as excerpts from the minutes of the Annual General Meetings of August 18, 2017, August 19, 2019, June 26, 2020 and June 22, 2021, which contain the respective version or amendments to the ESOP 2017/2019 and the ESOP 2021, are also available on our website at
https://investors.biontech.de/agm/agm-2024
The report of the Management Board and the excerpts from the minutes will also be available there during the Annual General Meeting.
13.Resolution on the partial cancellation and amendment of an authorization to issue stock options, the partial cancellation of the Conditional Capital ESOP 2017/2019 and ESOP 2021, the creation of a new authorization to issue stock options (ESOP 2024) and a new Conditional Capital ESOP 2024 and corresponding amendments to the Articles of Association

In order to service the 16,212,917 stock option rights already granted under the ESOP 2017/2019, which continues to apply to this extent, as already explained under Agenda Item 12, the Company currently still has Conditional Capital ESOP 2017/2019 (Art. 4 para. 6 of the Articles of Association) in the amount of up to EUR 16,212,917. As stock option rights granted under the ESOP 2017/2019 have now been converted into American Depositary Shares of the company ("“ADS”) or cash, it will be sufficient in future to hold only EUR 4,943,452.00 of the Conditional Capital ESOP 2017/2019 to service the remaining stock options that have not yet been exercised, which is why it is now to be reduced by EUR 11,269,465.00.
In addition, as already stated under Agenda Item 12, the Company’s Annual General Meeting on June 22, 2021 resolved to create the ESOP 2021 under agenda item 7 para. d) for which Conditional Capital ESOP 2021 (Art. 4 para. 8 of the Articles of Association) was created in the amount of up to EUR 8,418,091. The ESOP 2021 has only been partially utilized to date. In future, it will only be used to a limited extent to issue new stock options to employees and members of the Company’s Management Board. However, once the new Compensation System 2024, which will be submitted to the Annual General Meeting for approval under Agenda Item 7, comes into force on January 1, 2025 and after the conclusion of new Management Board service contracts, the Management Board members will no longer receive any further stock options under the ESOP 2021. It is therefore intended to reduce the ESOP 2021 to 1,300,000 option rights - including the option rights already issued under the ESOP 2021 but not yet exercised - and accordingly to reduce the Conditional Capital ESOP 2021 in Art. 4 para. 8 of the Articles of Association to EUR 1,300,000. The Conditional Capital ESOP 2021 is then to be maintained in the amount of EUR 1,300,000. The holders of the stock options already issued on the basis of the ESOP 2021 will therefore not be impaired in their rights associated with the stock options and will be protected even after a reduction of the Conditional Capital ESOP 2021.
As part of the reduction of the ESOP 2021, the group of beneficiaries is to be adjusted at the same time. In future, the members of the Management Board will continue to be entitled to receive up to 30% of the stock options - as already provided for in section (i) (Group of beneficiaries, allocation to management and employees) sentence 1 of the ESOP 2021 - in order to ensure that agreements in the service contracts can also be complied with for the 2024 financial year. However, the proportion of stock options attributable to the managing directors of affiliated companies is to increase from up to 5% to up to 10% of the stock options. Accordingly, the proportion of stock options attributable to employees will be reduced from up to 65% to up to 60% of the options. This change in distribution is aimed in particular at ensuring that the ESOP 2021 can continue to provide long-term incentives for the managing directors of affiliated companies; the change in distribution ensures that a sufficient number of stock options will be available for this purpose even after the total volume of the ESOP 2021 has been reduced to 1,300,000 option rights.
In addition to the existing ESOP 2021 (in the aforementioned, reduced scope), it is also intended to adopt a further, new stock option program against the background of the new Compensation System 2024 for the members of the Management Board, from which option rights to shares in the Company can be granted to members of the Company’s Management Board, members of the management of affiliated companies and employees of the Company and affiliated companies (“ESOP 2024”). The deliberations of the Supervisory Board in the course of developing the new Compensation System 2024 for the members of the Management Board have shown in particular that the performance targets for the exercise of stock options should be set more ambitiously in line with the Company’s development. In particular, the performance target should be a share price performance of at least 80% compared to the exercise price, i.e. the purchase price for the stock options, over a four-year waiting period, with this percentage increasing by 20 percentage points from the fifth anniversary of the respective issue date and from each subsequent anniversary. Under the ESOP 2021, on the other hand, the Management Board only had to achieve a share price performance of 28% over a four-year vesting period, which increased by 7 percentage points each year thereafter. Against this background, a new ESOP 2024 is to be created, in addition to which the ESOP 2021, as explained, will only be continued to a limited extent.
The ESOP 2024 serves as a targeted incentive for program participants and is intended to bind them to the BioNTech group. The performance targets are based on a multi-year assessment basis, are in line with the legal requirements of the AktG and voluntarily take into account the recommendations of the German Corporate Governance Code. The Conditional Capital 2024 planned for the implementation of the new ESOP 2024 and the associated exclusion of subscription rights are limited to a maximum of around 2.5% of the share capital at the time of the resolution. Unless the Company grants a cash settlement, servicing the stock options with new shares from the ESOP 2024 can therefore lead to a maximum dilution of around 2.5%.
Against this background, the Management Board and Supervisory Board propose the following resolution:
a)The authorization in Art. 4 para 6 of the Articles of Association to grant rights to the holders of stock options issued in accordance with the authorization by the Annual General Meeting on August 18, 2017 under agenda item 5 para. a), also in its version by the resolution of the Annual General Meeting on August 19, 2019 under agenda item 6 para. a) and in its version by the resolution of the Annual General Meeting on June 26, 2020 under agenda item 5 and its version by the resolutions of the Annual General Meeting on June 22, 2021 under agenda items 6 and 7 para. A) and its version by the resolution of the Annual General Meeting on May 17, 2024 under agenda item 12. The Conditional Capital ESOP 2017/2019 created on June 26, 2020 under agenda item 5 and its version by the resolution of the Annual General Meeting on June 22, 2021 under agenda item 6 and its version by the resolution of the Annual General Meeting on May 17, 2024 under agenda item 12, is reduced by EUR 11,269,465 from up to EUR 16,212,917 to up to EUR 4,943,452.
b)Art. 4 para. 6 of the Articles of Association is revised as follows:
“(6)    The share capital is conditionally increased by up to EUR 4,943,452 by issuing up to 4,943,452 new no-par value ordinary registered shares with a pro rata amount of the share capital of EUR 1.00 per share (Conditional Capital ESOP 2017/2019). The Conditional Capital ESOP 2017/2019 serves exclusively to grant rights to the holders of stock options, which were granted in accordance with the authorization by the Annual General Meeting on August 18, 2017 under agenda item 5 para. a), also in its version by the resolution of the Annual General Meeting on August 19, 2019 under agenda item 6 para. a) as well as in its version by the resolution of the Annual General Meeting of June 26, 2020 on agenda item 5 and its version by the resolutions of the Annual General Meeting of June 22, 2021 on agenda items 6 and 7 para. A) and its version by the resolution of the Annual General Meeting of May 17, 2024 on agenda item 12 (together the “Authorization 2017/2019”), have been issued by the Company. The shares will be issued at the exercise price determined in accordance with the Authorization 2017/2019 in the version applicable at the time it is exercised. The conditional capital increase will only be carried out to the extent that the holders of the stock options issued by the Company on the basis of the Authorization 2017/2019 exercise their subscription rights and the Company does not fulfil the stock options by delivering treasury shares or by making a cash payment. The new shares shall participate in profits from the beginning of the previous financial year if they are created by exercising subscription rights until the beginning of the Annual General Meeting of the Company, otherwise from the beginning of the financial year in which they are created by exercising stock options.”
c)The authorization to grant option rights to shares granted at the Annual General Meeting on June 22, 2021 under agenda item 7 para. d), also in its version by resolution of the Annual General Meeting on May 17, 2024 under agenda item 12, (“ESOP 2021”) is reduced from 8,418,091 stock option rights by 7,118,091 stock option rights to 1,300,000 stock option rights. Sentence 1 of the ESOP 2021 is thus reworded as follows:
“The Management Board (or the Supervisory Board if stock options are issued to members of the company's Management Board) is authorized, with the approval of the Supervisory Board, to grant members of the Company's Management Board, members of the management of affiliated companies and employees of the Company and affiliated companies (“Beneficiaries”) option rights to shares with a maximum term of ten years on one or more occasions until 21 June 2026, which entitle them to subscribe for a total of up to 1,300,000 new registered shares in the Company with a notional value of EUR 1.00 each in accordance with the more detailed option conditions (“Employee Options” and the existing authorization in this respect, the “ESOP 2021”).”
d)The authorization to grant option rights to shares granted by the Annual General Meeting on June 22, 2021 under agenda item 7 para. d), also in its version by resolution of the Annual General Meeting on May 17, 2024 under agenda item 12, (“ESOP 2021”), is amended to the effect that section (i) (Group of Beneficiaries, allocation to management and employees) sentence 1 of the ESOP 2021 is cancelled and reworded as follows:
“Up to 30% of the maximum number of Employee Options are allocated to the Management Board, up to 10% to managing directors of affiliated companies and up to 60% to employees of the Company and affiliated companies.”
e)The Conditional Capital ESOP 2021 created in Art. 4 para. 8 of the Articles of Association to grant rights to the holders of stock options that have been issued and are planned to be issued by the Company in accordance with the authorization by the Annual General Meeting on June 22, 2021 under agenda item 7 para. d), also in its version by resolution of the Annual General Meeting on May 17, 2024 under agenda items 12 and 13, is reduced by EUR 7,118,091 from up to EUR 8,418,091 to up to EUR 1,300,000.
f)Art. 4 para. 8 of the Articles of Association is revised as follows:
“The share capital is conditionally increased by up to EUR 1,300,000 by issuing up to 1,300,000 new no-par value ordinary registered shares with a pro rata amount of the share capital of EUR 1.00 per share (Conditional Capital ESOP 2021). The Conditional Capital ESOP 2021 serves exclusively to grant rights to the holders of stock options issued by the Company in accordance with the authorization by the Annual General Meeting on June 22, 2021 under agenda item 7 para. d), also as amended by the resolution of the Annual General Meeting on May 17, 2024 under agenda items 12 and 13 (the “Authorization 2021”). The shares will be issued at the exercise price determined in accordance with the Authorization 2021 in the version applicable at the time it is exercised. The conditional capital increase will only be carried out to the extent that the holders of the stock options issued by the Company on the basis of the Authorization 2021 exercise their subscription rights and the Company does not fulfill the stock options by delivering treasury shares or by making a cash payment. The new shares shall participate in profits from the beginning of the previous financial year if they are created by exercising subscription rights until the beginning of the Company’s Annual General Meeting, otherwise from the beginning of the financial year in which they are created by exercising stock options.”
g)ESOP 2024
The Management Board (or the Supervisory Board if stock options are issued to members of the Company’s Management Board) is authorized, with the approval of the Supervisory Board, to grant option rights to members of the Company’s Management Board, members of the management of affiliated companies and employees of the Company and affiliated companies (the “Beneficiaries”) on one or more occasions until May 16, 2029, which entitle them to subscribe for a total of up to 6,213,805 new registered shares in the Company with a notional value of EUR 1.00 in accordance with the option conditions (the “Stock Options” and the existing authorization in this respect, the “ESOP 2024”).
The statutory subscription rights of shareholders are excluded. The Stock Options are to be offered to the Beneficiaries for the implementation of a new employee participation program of the Company and the Compensation System 2024 to be resolved under Agenda Item 7. The issue of Stock Options and shares to service the Stock Option rights after they have been exercised is subject to the following key points:
(i)Group of Beneficiaries, allocation to members of the management and employees
Up to 50% of the maximum number of Stock Options are allocated to the Management Board, up to 5% to members of the management of affiliated companies within the meaning of sections 15 et seq. AktG, and up to 45% to employees of the Company and affiliated companies. The group of Beneficiaries in detail and the scope of the right to acquire Stock Options are determined by the Management Board with the approval of the Supervisory Board and, insofar as members of the Company’s Management Board are affected, by the Supervisory Board.
(ii)Content of the option right, conditional capital
Each Stock Option entitles the holder to subscribe for one new registered share in the Company with a notional value in the share capital of EUR 1.00. The new shares will be made available from the conditional capital proposed for resolution at the Annual General Meeting on May 17, 2024 as “Conditional Capital ESOP 2024” in accordance with Art. 4 para. 9 of the Company’s Articles of Association.
The new shares participate in profits from the beginning of the financial year for which, at the time the new shares are issued, the Annual General Meeting has not yet passed a resolution on the appropriation of net profit.
(iii)Replacement authorization, cash payment
The option conditions may provide that the Company may grant the Beneficiaries (1) existing shares in the Company, (2) American Depositary Shares in the Company listed on the NASDAQ stock exchange (“ADS”), (3) shares or rights or certificates representing these in another listed company, (4) a cash payment or (5) another form of fulfilment to service the Stock Options instead of new shares from conditional capital. If the Beneficiaries are members of the Company’s Management Board, including the Company founder, the Supervisory Board alone must decide on this in each case.
The amount of the cash payment is calculated by multiplying the vested Stock Options by the difference between the exercise price and the exercise price for the Stock Options.
“Exercise Price” (Ausübungskurs) means the closing price of the Company’s shares or the closing price of the ADSs multiplied by the number of ADSs representing one share on the last trading day prior to the date on which the Stock Options are exercised (“Exercise Date”) on the stock exchange or in the trading system with the highest total trading volume (“Primary Stock Exchange”) on the ten trading days prior to the Exercise Date.
“Exercise Price” (Ausübungspreis) is (1) in the case of holders of Stock Options who are not tax residents of the USA on the exercise date, the volume-weighted average of the closing prices of the Company’s shares on the Primary Stock Exchange on the last 90 trading days prior to the date of the resolution of the Management Board (in the case of the issue of Stock Options to the Management Board: of the Supervisory Board ) on the issue of Stock Options (“Issue Date”) and (2) in the case of holders of Stock Options who are subject to tax in the USA on the exercise date, the closing price of the Company’s share on the Primary Stock Exchange on the last trading day before the Issue Date; in both cases, the closing price of the Company’s share is also deemed to be the closing price of one ADS on the Primary Stock Exchange multiplied by the number of ADSs representing one share. However, if the relevant Exercise Price in accordance with the above provisions is less than USD 105.16 (resulting from an assumed minimum market capitalization of USD 25 billion divided by the shares issued by the Company as of December 31, 2023), this amount is to be used as the basis for the Exercise Price in both cases.
(iv)Issue Window and acquisition period
Stock Options may only be issued during the period beginning on the second trading day following the publication of a quarterly report, the half-yearly report and the Company’s annual financial statements and ending on the fourteenth calendar day before the end of a financial quarter (“Issue Window”). Stock options may - subject to the provisions of insider trading law, other applicable legal provisions in Germany or abroad, applicable rules of the trading venues on which the Company’s shares or rights or certificates representing them may be admitted to trading and, if applicable, the Company’s insider trading policy - be issued once or several times at any time within the authorization period.
(v)Exercise Price
The Exercise Price to be paid per share when exercising Stock Options - notwithstanding section 9(1) AktG - is the Exercise Price within the meaning of para. f) (iii).
(vi)Success targets
The Stock Options can only be exercised by members of the Management Board if and to the extent that the two following performance targets, the Absolute Share Price Performance Hurdle and the Relative Share Price Performance Hurdle, have been achieved.
The Stock Options can only be exercised by members of the management of affiliated companies and by employees of the Company and affiliated companies if and to the extent that the performance target described below (Absolute Share Price Performance Hurdle) has been achieved.
(1)The performance target Absolute Share Price Performance Hurdle is achieved if, when the Stock Options are exercised, the volume-weighted average of the closing prices of the ADSs on the NASDAQ stock exchange on the last ten trading days prior to the date on which the stock options are exercised, multiplied by the number of ADSs representing one share, exceeds the exercise price by at least 80%; the aforementioned percentage increases by twenty percentage points from the fifth and each subsequent anniversary of the Issue Date.

(2)The performance target Relative Price Performance Hurdle is achieved if, in addition, the price of the ADS on the NASDAQ stock exchange, multiplied by the number of ADSs representing one share, has performed as well or better in percentage terms than the NASDAQ Biotechnology Index or a comparable successor index in the period from the last trading day before the Issue Date to the fifth trading day before the start of the relevant exercise period in accordance with para. (x) subparagraph 2.
(vii)Limitation option and cap
For Stock Options granted to members of the Company’s Management Board, the Supervisory Board must provide a cap for extraordinary developments.
The profit that the members of the Management Board can achieve by exercising the Stock options is limited to 800% of the Exercise Price (cap). If the cap is exceeded, the number of exercisable Stock Options is reduced accordingly so that the profit achievable by exercising the Stock Option rights does not exceed the cap.
(viii)Adjustment for capital measures/dilution protection
Notwithstanding section 9(1) AktG, the Exercise Price may be adjusted on the basis of an anti-dilution clause as specified by the Company’s Management Board with the approval of the Supervisory Board (in the case of the issue of Stock Options to the Management Board: as specified by the Supervisory Board) if the Company increases or decreases its capital or changes the division of its share capital before the subscription right is exercised. In the event of such an adjustment, this is intended to ensure that a proportionally equivalent Exercise Price is paid for the new shares in the Company even after the implementation of such measures and the associated effects on the share price.
(ix)Vesting
Issues relating to the forfeiture of Stock Options upon termination of the service or employment relationship and the (possibly graduated) vesting of Stock Options after the expiry of certain waiting periods are regulated by the Management Board with the approval of the Supervisory Board and, insofar as members of the Company’s Management Board are affected, by the Supervisory Board. Special arrangements can be made for special cases of departure of entitled persons, in particular for departure due to reduced earning capacity or termination for operational reasons or due to a change of control, as well as for the departure of operations or parts of operations from the Company. The Stock Options can in any case no longer be exercised if the service or employment relationship has ended for an important reason set by the Beneficiary.
(x)Waiting period and exercise periods as well as minimum holding period for Management Board members

The Stock Options may be exercised by the Beneficiaries for the first time four years after the allocation date (“Waiting Period”). “Allocation Date” is the date on which the issue of Stock Options resolved by the Management Board (or in the case of members of the Management Board: by the Supervisory Board) is notified to the respective Beneficiary, unless a later date is specified in this notification or by agreement with the respective Beneficiary; in the latter case, the later date is deemed to be the allocation date.”
Subject to the provisions of insider trading law, other applicable legal provisions in Germany or abroad, applicable rules of the trading venues on which the Company’s shares or rights or certificates representing them may be admitted to trading, and any share trading policy of the Company, the Stock Options earned after expiry of the Waiting Period may only be exercised following the Annual General Meeting or the publication of the annual financial statements, the half-year report or the last quarterly report or the last interim report of the Company, and in each case only within a period of four weeks following the Annual General Meeting or the relevant publication (“Exercise Period”).
In justified exceptional cases, the Company and, if its Management Board members are Beneficiaries, the Company’s Supervisory Board, may set further exercise blocking periods. The Beneficiaries will be notified of the start of these further exercise blocking periods in good time in advance.
The Stock Options have a maximum exercise period of six years from the Allocation Date after expiry of the previous four-year Waiting Period (“Maximum Term”) and then expire without compensation. The Maximum Term of the Stock Options is therefore ten years in total.
The Stock Options can only be exercised if a securities account is named in the corresponding subscription declaration to which the Company shares subscribed for can be permissibly and properly delivered and booked.
(xi)Transferability
The Stock Options cannot be sold, transferred, pledged or otherwise economically utilized, except in the case of inheritance. The conclusion of offsetting transactions that constitute an economic realization before the Stock Options are exercised leads to their forfeiture, even if they have vested.
In the event of the death of a Beneficiary, vested Stock Options can be exercised within twelve months of the expiry of the Waiting Periods; otherwise these subscription rights also lapse without compensation. Several heirs and/or legatees may only exercise the subscription rights jointly or through a joint proxy. The authorization must be in writing 32efin effective.
(xii)Further regulations

The Management Board is authorized, with the approval of the Supervisory Board, to determine the further conditions of the stock option program in the stock option conditions for the Beneficiaries. In deviation from this, the Supervisory Board decides for the members of the Management Board. The further conditions include, in particular, the further details of the issue and terms of the ADSs to be granted, shares and the technical requirements and processes for conversion into ADSs for sale on the Stock Exchange, further details on the adjustment of the Exercise Price and/or the subscription ratio in the case of capital and structural measures for the purpose of dilution protection, provisions on the allocation of Stock Options within one of the groups of Beneficiaries, the procedure for allocation to the individual Beneficiaries, the procedure for exercising the Stock Options, the determination of further exercise blocking periods, the payment of cash after exercising the option and the granting of treasury shares or ADSs of the Company. In particular, the Management Board may, with the approval of the Supervisory Board, determine additional or further targets in addition to the achievement of the performance targets.
h)Creation of new conditional capital
The share capital is conditionally increased by up to EUR 6,213,805.00 by issuing up to 6,213,805 new no-par value ordinary registered shares with a pro rata amount of the share capital of EUR 1.00 per share (Conditional Capital ESOP 2024). The Conditional Capital ESOP 2024 serves exclusively to grant rights to the holders of Stock Options issued by the Company in accordance with the authorization by the Annual General Meeting on May 17, 2024 under agenda item 13 para. g) (“Authorization 2024”). The shares will be issued at the Exercise Price determined in accordance with Authorization 2024 in the version applicable at the time it is exercised. The conditional capital increase will only be carried out to the extent that the holders of the Stock Options issued by the Company on the basis of Authorization 2024 exercise their subscription rights and the Company does not fulfil the Stock Options by paying cash or by delivering treasury shares in another listed company or other forms of fulfilment. If the new shares are created by exercising subscription rights before the start of the Company’s Annual General Meeting, they will participate in profits from the start of the previous financial year, otherwise from the start of the financial year in which they are created by exercising Stock Options.
The Management Board is authorized, with the approval of the Supervisory Board, to determine the further details of the issue and the further conditions of the Stock Options; in deviation from this, the Supervisory Board also decides in this respect for the members of the Company’s Management Board.
The Supervisory Board is authorized to amend the wording of the Articles of Association to reflect the scope of the capital increase from Conditional Capital ESOP 2024.
i)Amendments to the Articles of Association
(i)Art. 4 para. 9 of the Articles of Association is revised as follows:

“(9)    The share capital is conditionally increased by up to EUR 6,213,805 by issuing up to 6,213,805 new no-par value ordinary registered shares with a pro rata amount of the share capital of EUR 1.00 per share (Conditional Capital ESOP 2024). The Conditional Capital ESOP 2024 serves exclusively to grant rights to the holders of stock options issued by the Company in accordance with the authorization by the Annual General Meeting on 17 May 2024 under agenda item 13 para. f) (the “Authorization 2024”). The shares will be issued at the exercise price determined in accordance with Authorization 2024 in the version applicable at the time it is exercised. The conditional capital increase will only be carried out to the extent that the holders of the stock options issued by the Company on the basis of Authorization 2024 exercise their subscription rights and the Company does not fulfil the stock options by paying cash or by delivering treasury shares in another listed company or other forms of fulfilment. If the new shares are created by exercising subscription rights before the start of the Company’s Annual General Meeting, they will participate in profits from the start of the previous financial year, otherwise from the start of the financial year in which they are created by exercising stock options. The Management Board is authorized, with the approval of the Supervisory Board, to determine the further details of the issue and the further conditions of the stock options; in deviation from this, the Supervisory Board shall also decide in this respect for the members of the Company’s Management Board.”
(ii)Art. 4 of the Articles of Association is amended as follows:
The previous Art. 4 para. 9 of the Articles of Association will become a new Art. 4 para. 10 of the Articles of Association.
j)The Management Board is instructed to adopt the resolutions in para. a) and b), para. e) and f) as well as h) and i) on the reduction of the Conditional Capital ESOP 2017/2019 and corresponding amendment to the Articles of Association, the reduction of the Conditional Capital ESOP 2021 and corresponding amendment to the Articles of Association as well as on the creation of the new Conditional Capital ESOP 2024 and corresponding amendment to the Articles of Association are to be filed for entry in the commercial register in such a way that the reduction of the Conditional Capital ESOP 2017/2019 and corresponding amendment to the Articles of Association as well as the reduction of the Conditional Capital ESOP 2021 and corresponding amendment to the Articles of Association are only entered if the new Conditional Capital ESOP 2024 to be resolved under para. h) of this Agenda Item and the corresponding amendment to the Articles of Association to be resolved under para. i) of this Agenda Item are also entered in the commercial register.
Written reports by the Management Board on this Agenda Item as well as excerpts from the minutes of the Annual General Meetings of August 18, 2017, August 19, 2019, June 26, 2020 and June 22, 2021, which contain the respective version or amendments to the ESOP 2017/2019 and the ESOP 2021, are also available on our website at

https://investors.biontech.de/agm/agm-2024
The reports of the Management Board and extracts from the minutes will also be available there during the Annual General Meeting.
14.Resolution on the approval of the conclusion of a domination and profit and loss transfer agreement between BioNTech SE and BioNTech Collaborations GmbH
A domination and profit and loss transfer agreement is to be concluded between the Company and its wholly owned subsidiary BioNTech Collaborations GmbH (hereinafter also referred to as the “Subsidiary”).
The domination and profit and loss transfer agreement requires the approval of the Annual General Meeting of the Company and the shareholders’ meeting of the Subsidiary in order to become effective, as well as entry in the commercial register of the Subsidiary. It is intended that the shareholders’ meeting of the Subsidiary will give its approval shortly after the Annual General Meeting of the Company and that the agreement will be concluded.
The purpose of the conclusion of the agreement is to establish a consolidated tax group for corporation tax and trade tax purposes, which would allow profits arising at the level of the Subsidiary as the controlled company to be offset against any losses at the level of the Company as controlling company.
The draft of the domination and profit and loss transfer agreement has the following main content:
•As a controlled company, the Subsidiary places its management under the control of the Company, which is therefore entitled to issue instructions to the management of the Subsidiary. The management and representation of the Subsidiary remains the responsibility of its management.
•As a controlled company, the Subsidiary is obliged to transfer its profit to the Company as the controlling company in accordance with section 301 AktG.
•As the controlling company, the Company is obliged to offset any other annual loss incurred by the Subsidiary during the term of the agreement. The provisions of section 302 AktG, as amended, apply to the assumption of losses.
•The domination and profit and loss transfer agreement becomes effective upon entry in the commercial register of the Subsidiary, whereby the agreement applies retroactively from the beginning of the financial year of the Subsidiary in which the domination and profit and loss transfer agreement was entered in the commercial register of the Subsidiary. An exception applies in this respect to the authority to issue instructions described above, which does not apply retroactively, but only from the entry of the domination and profit and loss transfer agreement in the commercial register of the Subsidiary.
•The domination and profit and loss transfer agreement is concluded for a fixed term of five years from the beginning of the financial year of the Subsidiary in which the agreement is entered in the commercial register at the registered office of the Subsidiary. The agreement is extended unchanged and with the same right of termination by one year in each case if it is not terminated by one of the parties at least six months before its expiry. If the end of the term or an extension does not fall at the end of a financial year of the Subsidiary, the term is extended until the end of the then current financial year.
•In addition, there is the right to extraordinary termination of the agreement without notice for good cause. Good cause, which entitles both the controlling company and the controlled company to terminate the agreement, includes – but is not limited to – the sale of the shares in the controlled company or the contribution of the controlling interest by the controlling company, the merger, demerger or liquidation of the controlling company or the controlled company or if the controlling company no longer holds the majority of the voting rights from the shares in the controlled company.
•The domination and profit and loss transfer agreement can also be terminated by mutual agreement instead of termination.
•If the effectiveness of the domination and profit and loss transfer agreement or its proper implementation is not or not fully recognized for tax purposes during the five-year period, the five-year period does not begin until the first day of the financial year of the controlled company following the year in which the conditions for tax recognition of the effectiveness of the agreement or its proper implementation have not yet been met.
•The control and profit and loss transfer agreement does not provide for any compensation or settlement claims.
No contract review was required for the domination and profit and loss transfer agreement between the Company as the controlling company and BioNTech Collaborations GmbH as the controlled company due to the ownership structure in accordance with section 293b(1) AktG, as the Company holds all shares in BioNTech Collaborations GmbH and will hold them at the time the agreement is concluded.
The Management Board and Supervisory Board propose the following resolution:
The Annual General Meeting approves the conclusion of the domination and profit and loss transfer agreement between the Company and BioNTech Collaborations GmbH, a limited liability company based in Mainz, registered in the commercial register of Mainz Local Court under HRB 52740.
The following documents are available from the time the Annual General Meeting is convened and also during the Annual General Meeting on our website at
https://investors.biontech.de/agm/agm-2024
and will also be made available at the Annual General Meeting:
•the draft of the domination and profit and loss transfer agreement between the Company and the Subsidiary;
•the annual financial statements and the consolidated financial statements of the Company for the 2021, 2022 and 2023 financial years as well as the combined management reports for the Company and the Group for the 2021, 2022 and 2023 financial years and the opening balance sheet of BioNTech Collaborations GmbH as at March 18, 2024 (no approved annual financial statements are yet available for BioNTech Collaborations GmbH, which was entered in the commercial register for the first time on March 18, 2024); and
•the joint report of the Management Board of the Company and the management of the Subsidiary prepared in accordance with section 293a AktG.

II.Reports and attachments to items on the agenda
Compensation Report (item 6 of the agenda)
Compensation Report of BioNTech SE, Mainz, as of December 31, 2023

A.    Compensation Report
The Compensation Report describes the structure and individualized amount of the compensation components of the Management Board and Supervisory Board of BioNTech SE, hereinafter also referred to as “BioNTech”, the “Group”, “we” or “us”, as well as the compensation system applied for the year ended December 31, 2023.
The Compensation Report is aligned with the requirements of Sec. 162 German Stock Corporation Act (Aktiengesetz, “AktG”) and the recommendations of the German Corporate Governance Code, as amended on April 28, 2022. The disclosures in our Compensation Report are explicitly not expense-related and do not follow the IFRS regulations as published in our consolidated financial statements or the German Commercial Code (HGB) regulations as published in the statutory financial statements of BioNTech.
Our Management Board and Supervisory Board have jointly agreed to engage our external auditor to perform a formal audit of the Compensation Report.
We prepare and publish this Compensation Report in Euros and round numbers to thousands or millions of Euros respectively. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them, and figures presented in the explanatory notes may not precisely add up to the rounded arithmetic aggregations.
The compensation system of the Management Board and the compensation system of the Supervisory Board approved by the Annual General Meeting on June 22, 2021 is published on our website at www.biontech.de (https://investors.biontech.de/corporate-governance/overview).
B.    Review of the year ended December 31, 2023
On May 3, 2023, our Supervisory Board expanded our Management Board by appointing James Ryan as Chief Legal Officer (CLO), effective as of September 1, 2023. As CLO, James Ryan heads up our legal department and is responsible for developing and leading the Company’s corporate legal strategy to promote and protect BioNTech’s global operations. His current appointment to our Management Board will end on August 30, 2027. Overall, the service agreements with current Management Board members encompass terms with end dates that fall between December 31, 2024 and August 31, 2027. The Management Board’s compensation system is applied whenever service agreements with members of our Management Board are entered into, amended or extended.
During the year ended December 31, 2023, the term of office of the Supervisory Board members Ulrich Wandschneider, Christoph Huber, and Michael Motschmann, who were elected by the shareholders at the Annual General Meeting (AGM) on September 17, 2018, ended at the close of the Annual General Meeting on May 25, 2023. As part of the 2023 AGM, Ulrich Wandschneider and Michael Motschmann were re-elected as Supervisory Board members. In addition, Nicola Blackwood was appointed to our Supervisory Board. She succeeded Christoph Huber, who left the Supervisory Board after reaching the applicable retirement age limit. Ulrich Wandschneider’s, Nicola Blackwood’s and Michael Motschmann’s current appointment to our Supervisory Board will end at the AGM in 2027. The compensation system for Supervisory Board members for 2023 was retained from 2022. As of October 1, 2023, our Supervisory Board established a Product Committee. The Product Committee advises and makes recommendations to the Supervisory Board with respect to our strategy and investment in research and development programs and product launch preparations including commercialization.
The elements of the compensation system and the actual compensation according to Sec. 87a AktG are set out below.

C.    Compensation of Supervisory Board Member
The compensation system of our Supervisory Board as included in our Articles of Association is structured as 100% fixed compensation. The compensation system for Supervisory Board members for 2023 was retained from 2022.
Pursuant to Sec. 113 para. 3 AktG, as amended by the Act Implementing the Second Shareholder Rights Directive, the Annual General Meeting of a listed company must pass a resolution on the compensation of the members of the Supervisory Board at least every four years.
The members of the Supervisory Board receive an annual compensation of €70,000, the Chair €210,000 and the Vice Chair €105,000. The Chair of the Audit Committee receives an additional annual compensation of €30,000. The respective Chair of another committee receives an additional annual compensation of €15,000. An ordinary committee member receives an additional annual remuneration of €5,000 per committee.
Members of the Supervisory Board who are only members of the Supervisory Board or committees, or who chair or vice-chair the Supervisory Board or the Audit Committee or another committee, for part of the financial year receive the respective compensation on a pro-rata basis. Hence, the compensation of the Supervisory Board members who either left or joined in 2023, namely Christoph Huber and Nicola Blackwood, was paid on a pro-rata basis with respect to their departure or appointment at our AGM on May 25, 2023. In addition, compensation was paid to the members of the Product Committee with effect from the date of its establishment as of October 1, 2023.
All members of the Supervisory Board are reimbursed for their expenses.
The compensation of our Supervisory Board for the years ended December 31, 2023, and 2022 was paid out during December 2023 and December 2022. The fixed compensation and the compensation for committee activities of our Supervisory Board members is considered owed and granted in the respective financial year in which the underlying services were performed.
The compensation granted and owed to our Supervisory Board members during the years ended December 31, 2023, and 2022 are presented in the following table:

in thousands €	Helmut Jeggle	Ulrich Wandschneider, Ph.D.	Baroness Nicola Blackwood(1)	Prof. Christoph Huber, M.D.(2)	Prof. Anja Morawietz, Ph.D.	Michael Motschmann	Prof. Rudolf Staudigl, Ph.D.
	Chair	Vice Chair
Base Compensation
2023	210	105	42	28	70	70	70
2022	210	105	—	70	35	70	35
Committee Compensation
2023	16	9	4	2	35	10	20
2022	15	35	—	10	—	25	—
Total
2023	226	114	46	30	105	80	90
2022	225	140	—	80	35	95	35
(1)    Nicola Blackwood was appointed to the Supervisory Board by the Annual General Meeting on May 25, 2023.

(2)    Christoph Huber served as a member of our Supervisory Board from 2008 and left the Supervisory Board on May 25, 2023 after reaching the retirement age limit.
If the reimbursement of expenses or the compensation is subject to value-added tax, the value-added tax shall be paid in addition.
The Supervisory Board members are included in our D&O liability insurance and are co-insured at our expense.
The current appointments of our Supervisory Board will end with the Annual General Meeting during the respective year set forth below:
•Helmut Jeggle: 2026
•Ulrich Wandschneider: 2027
•Nicola Blackwood: 2027
•Anja Morawietz: 2026
•Michael Motschmann: 2027
•Rudolf Staudigl: 2026

D.    Compensation of Management Board Members
1    Compensation System
1.1    Compensation System Philosophy
The compensation structure of the Company’s Management Board is designed to promote corporate governance and is oriented towards the Company’s sustainability and long-term development. Compensation is also linked to ethical, ecological and social criteria, reflecting our overall strategy and culture. The compensation system therefore sets incentives for the sustainable, long-term positive development of the Company as a whole and for the long-term commitment of the Management Board members. The compensation system is designed to be clear and comprehensible. It is aligned with the requirements of the AktG and the recommendations of the German Corporate Governance Code as amended on April 28, 2022 and ensures that the Company’s Supervisory Board can react to organizational changes and flexibly take into account changing market conditions.
1.2    Responsibility for Determining the Compensation of the Management Board
The Supervisory Board is responsible for determining the structure of the compensation system, including targets and caps and the specific compensation of individual Management Board members. The Supervisory Board determines the compensation of the Management Board competitively and in line with the market in order to continue to attract and retain outstanding individuals.
When determining the specific compensation, the Supervisory Board ensures that the compensation of the Management Board is appropriate and in line with market customary standards.
1.3    Involvement of the Annual General Meeting
Pursuant to Sec. 120a para. 1 AktG, the Annual General Meeting (AGM) of a listed company must approve the compensation system of the Management Board presented by the Supervisory Board at least every four years and in addition whenever there is a significant change to such system. Taking the requirements of Sec. 87a para. 1 AktG into account, the Supervisory Board adopted a compensation system for the members of the Management Board on May 7, 2021. The compensation system for members of the Management Board was approved by the AGM on June 22, 2021 with a majority of 99.38% of the votes cast and is implemented whenever new service agreements are entered into, existing service agreements are extended or specific compensation components are initiated. The Supervisory Board expects to submit modifications to the current compensation system for the Management Board and to the compensation for the Supervisory Board to our 2024 AGM for approval.
2.    Compensation Components, Target Total Compensation and further Provisions
The following table gives an overview of the key provisions of the compensation system, including compensation components and target total compensation as approved by the AGM on June 22, 2021.

	Basis of Assessment / Parameters	Strategic Reference
Non-Performance related Compensation
Fixed compensation	Fixed contractually agreed compensation paid in twelve equal monthly installments.	The compensation of the Management Board is based on customary market standard. It is also in line with their duties and performance, as well as the situation and success of the Group.
Fringe benefits
Mainly allowances for health and long-term care insurance and supplementary insurance, conclusion of D&O insurance with deductible in accordance with Sec. 93 para. 2 sentence 3 AktG, non-cash benefits from bicycles and travel allowances.

Performance-related Compensation
Short-term performance-related variable compensation (short-term incentive, STI)
•Target bonus
•Limit on payout amount: up to a maximum of 60% of the amount of fixed compensation;
•Performance criteria: Company targets and ESG targets;
•Of the STI, 50% is payable in cash in the month following approval of the consolidated financial statements;
•Of the STI, 50% is payable in cash one year after the end of the financial year to which the STI relates and subject to an adjustment in relation to the share price development one year following the date, when the STI achievement is determined.
Incentivizes strong annual (non-financial and financial) performance as the foundation of the Group’s long-term strategy and sustainable value creation with achieving strategic sustainability targets.
Long-term performance-related variable compensation (long-term incentive, LTI)
•Stock Option Program and/or Restricted Stock Unit Program (RSUP);
•Performance targets: Relative share price development and absolute share price development;
•Waiting period: Four years after allocation of the stock options or allocation of the remaining restricted stock units.
The regular LTI is intended to promote the Management Board’s long-term commitment to the Group and its sustainable growth. Therefore, the performance targets of the LTI are linked to the Group’s long-term share price development.

Other Compensation Rules
Target total compensation
For each Management Board member for the upcoming financial year the Supervisory Board sets Target Total Compensation corresponding to the sum of fixed compensation (~40%), target STI (~20%) and target LTI (~40%, each as percentage of the Target Total Compensation). Relative to the Target Total Compensation the individual compensation components shall reflect the following percentage ranges.
•Chief Executive Officer
•Fixed compensation: 25-35%
•Variable compensation: 65-75%
•Target STI: 12-18%
•Target LTI: 50-60%
•Other Management Board members
•Fixed compensation: 35-45%
•Variable compensation: 55-65%
•Target STI: 17-23%
•Target LTI: 30-40%
Sets targets to the compensation of the Management Board to ensure a well-weighted combination between fixed and variable compensation components.
Maximum compensation
Maximum compensation for the financial year in accordance with Sec. 87a para. 1 sentence 2 no. 1 AktG:
•Chief Executive Officer (CEO): €20 million
•Other Management Board members: €10 million
Maximum compensation can only be achieved if the value of the stock options granted under the LTI at the time of exercise of the stock options is at least eight times the exercise price.
Caps the compensation of Management Board members to avoid uncontrollably high payouts and thus disproportionate costs and risks for the Group.
Further provisions
•Supervisory Board mandates within the BioNTech group: fully compensated for with the compensation as a member of the Management Board.
•Supervisory Board mandates outside the BioNTech group: Supervisory Board has to approve and decides within the scope of the approval whether and to what extent compensation is to be offset against the compensation of the Management Board member.
Further provisions also function as a cap in case of different mandates within the BioNTech Group to avoid uncontrollably payouts and risks for the Group.

Claw-back and malus rules
•Service contracts of Management Board members to be newly concluded or extended and the terms and conditions of the Stock Option Plans and the RSUPs will contain malus and claw-back provisions entitling the Company to withhold or reclaim variable compensation components in whole or in part in the event of a breach by the Management Board member concerned of internal company policies or statutory obligations.
•Service contracts of Management Board members to be newly concluded or extended and the terms and conditions of the Stock Option Plan will in future contain a provision obliging Management Board members to repay variable compensation already paid out if it transpires after payment that the basis for calculating the amount paid out was incorrect.
Ensures sustainable corporate development and ensures avoiding taking inappropriate risks.
Severance payment cap	In the event of premature termination, Management Board members are granted a severance payment in the amount of the compensation expected to be owed by the Company for the remaining term of the employment contract, up to a maximum of two years’ compensation.	Caps the compensation of Management Board members in the case of premature termination to avoid uncontrollably high payouts and risks for the Group.

3    Terms of the Current Service Agreements
The following sets forth the termination dates of the current service agreements of our Management Board:
•Prof. Ugur Sahin, M.D.: December 31, 2026
•Jens Holstein: June 30, 2025
•Sean Marett: December 31, 2024
•Sierk Poetting, Ph.D.: November 30, 2026
•Ryan Richardson: December 31, 2026
•James Ryan, Ph.D.: August 31, 2027
•Prof. Özlem Türeci, M.D.: May 31, 2025
4    Review of the Appropriateness of Management Board Compensation for the year ended December 31, 2023
Our current compensation system was derived from a thorough review performed by our Supervisory Board, which considered the major transformational changes we underwent in the past, and was approved as of June 22, 2021. The service agreements with our Management Board, which were extended or concluded during the years ended December 31, 2021, 2022 and 2023 until the respective dates outlined in section 3, have been designed to comply with the compensation system.
Consistent with previous years, in the year ended December 31, 2023, we conducted a review of the compensation system to ensure appropriateness and to re-assess current compensation. The assessment took into account BioNTech’s market position. We engaged an external independent compensation consultant to assess the compensation level and structure of our compensation system to ensure that the members of the Management Board are retained and to be able to attract new appointments to the Management Board, which are in the Company’s long-term interest. The analysis showed that our compensation system, which includes targets and caps, is in line with market standards and complies with the German Corporate Governance Code. The Supervisory Board will continue to examine the compensation system on a regular basis and critically review the need for adjustments in light of sustained internal and external developments. In connection with new Nasdaq listing rules and U.S. securities regulations, the Supervisory Board expects to submit modifications to the current compensation system for the Management Board to our 2024 AGM for approval in the event of a future accounting restatement. Due to the changes in BioNTech’s operational and financial situation since the existing compensation system was adopted in 2021, the Compensation, Nominating and Corporate Governance Committee has proposed a modification to the compensation system during the course of the year ended December 31, 2023, which is currently being discussed with the Supervisory Board and it is expected to be proposed for approval at the 2024 AGM. The main changes will affect the LTI for the Management Board, whereby Performance Share Units (PSUs) will be implemented and the performance hurdles for stock options will also be increased. Furthermore, the pay out structure of the STI will be modified and the Company plans to implement a Share Ownership Guideline, which will require Management Board members to hold a certain value of BioNTech shares or American Depositary Shares (ADSs).

5    Compensation during the year ended December 31, 2023
5.1    Target Total and Maximum Compensation
The Management Board’s target total compensation (TTC) for the years ended December 31, 2023, and 2022 is presented below. The following table discloses the compensation instruments and demonstrates their compliance with the defined target percentage ranges.

	Prof. Ugur Sahin, M.D.				Jens Holstein(1)
	Years ended December 31,				Years ended December 31,
	2023		2022		2023		2022
	in thousand €	in % of TTC	in thousand €	in % of TTC	in thousand €	in % of TTC	in thousand €	in % of TTC
Non-performance related compensation
Fixed compensation	700	32%	360	28%	550	39%	550	39%
Fringe benefits	6	— %	6	— %	5	— %	7	— %
Performance-related compensation
Short-term incentive	350	16%	180	14%	300	21%	300	21%
Management Board Grant – LTI	1,150	52%	750	58%	550	39%	550	39%
Target Total Compensation (TTC)	2,206	100%	1,296	100%	1,405	100%	1,407	100%
(1)    Jens Holstein’s compensation overview excludes a one-time special payment during the year ended 2023. For further information, see section 5.4.

	Sean Marett(1)				Sierk Poetting, Ph.D.
	Years ended December 31,				Years ended December 31,
	2023		2022		2023		2022
	in thousand €	in % of TTC	in thousand €	in % of TTC	in thousand €	in % of TTC	in thousand €	in % of TTC
Non-performance related compensation
Fixed compensation	550	39%	€513	37%	550	39%	550	39%
Fringe benefits	12	1%	8	1%	5	— %	4	— %
Performance-related compensation
Short-term incentive	300	21%	300	22%	300	21%	300	21%
Management Board Grant – LTI	550	39%	550	40%	550	39%	550	39%
Target Total Compensation (TTC)	1,412	100%	€1,371	100%	1,405	100%	1,404	100%
(1)    Sean Marett’s compensation overview excludes the one-time signing and retention cash payment granted to him at the time of the extension of his service agreement during the year ended 2022.

	Ryan Richardson				James Ryan, Ph.D.(1)
	Years ended December 31,				Years ended December 31,
	2023		2022		2023		2022
	in thousand €	in % of TTC	in thousand €	in % of TTC	in thousand €	in % of TTC	in thousand €	in % of TTC
Non-performance related
Fixed compensation	550	39%	€340	42%	183	65%	—	—
Fringe benefits	26	2%	27	3%	—	— %	—	—
Performance-related compensation
Short-term incentive	300	21%	170	21%	100	35%	—	—
Management Board Grant – LTI	550	39%	280	34%	—	— %	—	—
Target Total Compensation (TTC)	1,426	100%	€817	100%	283	100%	—	—
(1)    James Ryan was appointed to the Management Board as Chief Legal Officer (CLO) as of September 1, 2023. His compensation overview excludes the one-time signing bonus granted to him at the time of such appointment. For further information, see section 5.3.

	Prof. Özlem Türeci, M.D.
	Years ended December 31,
	2023		2022
	in thousand €	in % of TTC	in thousand €	in % of TTC
Non-performance related
Fixed compensation	550	39%	518	38%
Fringe benefits	—	— %	—	— %
Performance-related compensation
Short-term incentive	300	21%	300	22%
Management Board Grant – LTI	550	39%	550	40%
Target Total Compensation (TTC)	1,400	100%	1,368	100%
Starting with the phantom stock options issued in May 2021 (see section 5.5), the agreements are subject to a maximum limit on the total compensation that the member is entitled to receive in the grant year, taking into account all other compensation received by such member during the applicable year. These amounts are €20.0 million for our Chief Executive Officer (CEO), and €10.0 million for all other members. For the purposes of this limitation, compensation components are attributed to the financial year they are granted, irrespective of when they are ultimately paid out.
5.2    Fixed Compensation and Fringe Benefits
Fixed compensation is primarily paid out as a salary in twelve monthly installments. Other components of fixed compensation include fringe benefits, such as allowances for health and long-term care insurance and supplementary insurance, non-cash benefits for bicycles, and travel allowances. The Management Board also benefits from our D&O insurance policy. Our D&O insurance expenses are not considered compensation, as they are incurred in the Company’s own interests to cover risks for our Management Board and Supervisory Board, and senior executives and managing directors of BioNTech group entities.
Effective January 1, 2023, Ugur Sahin’s annual fixed compensation was increased to €700,000 from €360,000 as part of an annual compensation review to ensure competitive compensation comparable to that of companies in a comparable sector and relevant peer group. Jens Holstein’s effective annual fixed compensation was €550,000 during each of the years ended December 31, 2023 and 2022. Effective April 1, 2022, Sean Marett’s annual fixed compensation was increased from €400,000 to €550,000. Hence, during the years ended December 31, 2023 and 2022, his effective annual fixed compensation amounted to €550,000 and €512,500, respectively. Sierk Poetting’s effective annual fixed compensation amounted to €550,000, respectively, during the years ended December 31, 2023 and 2022. Effective as of his appointment to the Management Board as of September 1, 2023, James Ryan’s annual fixed compensation was €550,000. His compensation is partly paid in the U.K. (in GBP) by the Company’s subsidiary, BioNTech UK Limited, and partly in Germany (in Euro). During the year ended December 31, 2023, his effective annual fixed compensation as a Management Board member amounted to €183,333. Ryan Richardson’s annual fixed compensation was increased from €340,000 to €550,000 leading to the respective effective annual fixed compensation during the years ended December 31, 2023 and 2022. Effective March 1, 2022, Özlem Türeci’s annual fixed compensation was increased from €360,000 to €550,000. Hence, during the years ended December 31, 2023 and 2022, her effective annual fixed compensation amounted to €550,000 and €518,333, respectively. The increase in the fixed compensation payable to Sean Marett, Ryan Richardson and Özlem Türeci increased to €550,000 to align with the fixed compensation payable to Jens Holstein under his 2021 service agreement, which was considered necessary and in the Company’s interest to retain our existing Management Board members. All of the Management Board members’ activities for BioNTech Group companies are compensated by their base compensation of €550,000 and in the case of Ugur Sahin, €700,000.
5.3    Short-Term Incentive Compensation (STI)
The STI is a performance-related bonus with a one-year assessment period. The compensation system provides for STI amounts up to a maximum of 60% of the amount of the fixed compensation per year. The payout amount of the short-term incentive compensation depends on the achievement of certain financial and non-financial performance criteria of the Group in a particular financial year, which goals are set uniformly for all members of the Management Board. The Supervisory Board exercises reasonable discretion in determining whether such criteria have been achieved. A detailed description of the STI and potential performance targets are included in our compensation system.
During the year ended December 31, 2022, the maximum short-term incentive compensation for each of Ugur Sahin, Jens Holstein, Sean Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was €180,000; €300,000; €300,000; €300,000; €170,000; and €300,000, respectively, which, considering the 2022 target achievement of 85%, led to respective annual bonus amounts of €153,000; €255,000; €255,000; €255,000; €144,500; and €255,000. Following the extension of their respective service agreements and in line with the changes in their annual fixed compensation, the maximum short-term incentive compensation for Ugur Sahin and Ryan Richardson was increased to €350,000 and €300,000 respectively. Following his appointment to the Management Board as of September 1, 2023, the maximum short-term compensation for James Ryan was defined on a pro-rata basis and amounted to €100,000 for the year ended December 31, 2023. Based on the 2023 target achievement of 90%, the annual bonus amounts for Ugur Sahin, Jens Holstein, Sean Marett, Sierk Poetting, Ryan Richardson, James Ryan and Özlem Türeci for the year ended December 31, 2023 amounted to €315,000; €270,000; €270,000; €270,000; €270,000; €90,000; and €270,000, respectively.
During the year ended December 31, 2023, upon the recommendation of the Compensation, Nomination and Corporate Governance Committee, the Supervisory Board approved a special payment in the gross amount of €600,000 to Jens Holstein. The special payment was made to honor Jens Holstein’s contribution to the extraordinary financial performance of BioNTech and recognize his efforts to strengthen the Company’s long-term financial performance. Of this payment, Jens Holstein used €150,000 net of costs and expenses to purchase 1,620 BioNTech shares during the year ended December 31, 2023 to further strengthen his long-term commitment.

During the year ended December 31, 2023, as part of his appointment to the Management Board, James Ryan received a one-time signing cash payment in the amount of €180,000. The one-time signing cash payment provided compensation in lieu of participation in the LTI 2023 program, which was allocated before his appointment, and a pro-rata allocation for 2023 would not have been permitted under our current AGM authorizations, as ESOPs may only be issued within the first six months of each calendar year. Of this payment, James Ryan shall use 50% net of costs and expenses to purchase BioNTech shares on or before August 31, 2024 to further strengthen his long-term commitment.
The following table summarizes the overall target achievement and the resulting annual bonus payout amount per Management Board member.

Short-Term Incentive Compensation (STI) for the year ended December 31, 2023	Relative to fixed compensation (in %)	Compensation Corridor		Overall Target Achieve-ment (in %)	STI Payment (in thousand)
		Lower Limit (0%)	Upper Limit (100%)		Thereof First Install-ment to be paid out in April 2024	Thereof Second Install-ment deferred and to be paid out in February 2025(1)
Prof. Ugur Sahin, M.D.	50%	—	350	90%	158	158
Jens Holstein	55%	—	300	90%	135	135
Sean Marett	55%	—	300	90%	135	135
Sierk Poetting, Ph.D.	55%	—	300	90%	135	135
Ryan Richardson	55%	—	300	90%	135	135
James Ryan, Ph.D.(2)	55%	—	100	90%	45	45
Prof. Özlem Türeci, M.D.	55%	—	300	90%	135	135
(1)     Deferred amount is dependent on the share price development during the year following the determination date in February 2024.
(2)    Appointed effective as of September 1, 2023.
The performance targets defined by our Supervisory Board for the year ended December 31, 2023 are related both to our financial performance and to our strategic and operational objectives, as we aim to advance our pipeline into market readiness. As shown in the table below, the ambitious and measurable financial and non-financial performance targets include various Company Goals as well as Environmental, Social and Corporate Governance, or ESG, targets and were defined in line with the applicable compensation system.
The Supervisory Board made the following determinations at the beginning of the 2024 financial year.

	Performance Targets 2023 Financial Year	Target Performance (in %)	Level of Target Achievement (in %)	Achieved Target Performance (in %)
Company Goals	Achieve financial targets	30%	53%	16%
	Accelerate Oncology Pipeline	20%	75%	15%
	Expand Comirnaty Franchise	18%	100%	18%
	Advance technological and manufacturing capabilities	16%	81%	13%
ESG Targets	Enable entrepreneurial spirit at scale, care for people and culture and achieve highest quality, CSR and compliance standards	31%	84%	26%
Additional Incentives	Achievements with significant value for the company that were not planned or known at the beginning of 2023	10%	20%	2%
	Total	125%		90%
During the year ended December 31, 2023, we advanced and diversified our innovation pipeline to serve a larger patient population; in particular, we advanced our mid- to late-stage oncology and our infectious disease pipeline by progressing various programs into and within the clinic. Furthermore, we continued to help fight the pandemic by broadening access to Comirnaty worldwide. We also advanced our technological and manufacturing capabilities with different construction projects worldwide and became a leading artificial intelligence and machine learning company with the acquisition of InstaDeep. While we went from a pandemic to an endemic market situation and continued investing into our pipeline, we were able to remain profitable during the 2023 financial year and ended with a €17.7 billion cash and security investment balance as of December 31, 2023. Additionally, during the year ended December 31, 2023 we further improved our governance to achieve and maintain highest possible quality, CSR and compliance standards. Furthermore, we continued our Company’s growth strategy, by elevating our corporate function, hiring qualified personnel and caring for our people. The determination on the actual achievement of the performance targets by the Supervisory Board for the year ended December 31, 2023 was 90%.
The first Installment of the STI for the year ended December 31, 2023 will be paid out in April 2024, the month after the approval of the consolidated financial statements. The first installment of the STI for the year ended December 31, 2023 was considered granted and owed in 2023, the year in which the activity to which the compensation relates, was performed. The first installment of the STI for the year ended December 31, 2022 was considered granted and owed in 2022 and was paid out in April 2023.
The second installment of the STI for the year ended December 31, 2023 was also considered granted and owed in 2023, as the Management Board had already completed the activity to which it relates. It will be paid out in February 2025 subject to an adjustment due to the share-price development. The second installment of the STI for the year ended December 31, 2022 was considered granted and owed in 2022 and was paid out in March 2024 with adjustments due to the share-price development.

The second STI installment is subject to adjustments in relation to the development of the share price between the determination date, when the STI achievement is determined, and the respective anniversary of that date (i.e., in the event of an increase or decrease in the share price, based on the market price of ADSs representing our ordinary shares, the payment amount is multiplied by the factor of the development of the share price).
Outlook for the 2024 Short-Term Incentive Compensation
For the year ending December 31, 2024 the Supervisory Board defined the following performance targets and their weighting for all Management Boards Members. The building blocks of the ambitious and measurable financial and non-financial performance targets comprise various Company Goals as well as an Environmental, Social and Corporate Governance-targets and Additional Incentives. Each of the performance targets containing sub-targets with a relative weighting that adds to a maximal total achievable target of 125%, whereby the maximum payout on the STI is capped at 100% .

	Performance Targets 2024 Financial Year	Target Performance (in %)
Company Goals	Maintain sustainable Financials targets	15%
	Continue to build a competitive commercial business	15%
	Advance pipeline towards market	65%
ESG Target	Further improve ESG & Global Health impact	20%
Additional Incentives	Rewards for achievements at the discretion of the Supervisory Board	10%
	Total	125%

5.4    Share-Based Payments (incl. Long-Term Incentive (LTI) and other one-time awards)
Our Management Board’s service agreements provide for long-term incentive compensation (Management Board Grant–- LTI) through an annual grant of options to acquire BioNTech shares during their respective service periods. These LTI awards are in line with our compensation system approved by the AGM on June 22, 2021. The options granted each year are subject to the terms and conditions of the respective authorizations of the Annual General Meeting creating our Employee Stock Ownership Plan (ESOP) and the applicable option agreements thereunder (see section 5.5 below).
During the year ended December 31, 2022, the number of options granted to Ugur Sahin, Jens Holstein, Sean Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was calculated based on a target value of €750,000; €550,000; €550,000; €550,000; €280,000; and €550,000, respectively. Beginning on January 1, 2023, the target for the number of options to be granted each year for Ugur Sahin and Ryan Richardson was increased to a value of €1,050,000 and €550,000, respectively, as part of an annual compensation review to ensure competitive compensation. As a result, the number of options granted to

Ugur Sahin, Jens Holstein, Sean Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was calculated based on a target value of €1,050,000; €550,000; €550,000; €550,000; €550,000; and €550,000, respectively. The service agreement with James Ryan provides that granted options will generally be calculated based on a target value of €550,000. However, as the annual grant is generally made in the first half of the year, no LTI was granted for the period from his appointment on September 1, 2023 to December 31, 2023.
The Supervisory Board granted Jens Holstein a one-time signing bonus of €800,000 in connection with his appointment in the form of 4,246 phantom shares. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024, and June 30, 2025 but will only be settled in cash on July 1, 2025. The cash payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the closing price applied when the award was initially granted. In addition, the total cash payment under the award shall not exceed €6.4 million.
We have also entered into one-time share-based payment arrangements with our Management Board members, including the Employee Stock Ownership Plan (ESOP) granted in 2018 (ESOP 2018 Program) and the Chief Executive Officer Grant granted in 2019 (CEO Grant 2019), which are explained in detail in section 5.5 below.
During the year ended December 31, 2022, option rights granted under the ESOP 2018 vested and became exercisable on September 16, 2022 for James Ryan, and on November 15, 2022 for Ugur Sahin, Sierk Poetting and Sean Marett. The option rights granted to Ryan Richardson and Özlem Türeci, which had vested in 2019 but were subject to performance and waiting conditions, became exercisable on September 16, 2022 and November 15, 2022, respectively. During the exercise period, the options rights remain subject to performance conditions which must be fulfilled as of the date the relevant option rights are exercised. Following the vesting of 25% on an annual basis since 2019, the CEO Grant 2019 vested and became exercisable on October 9, 2023. In addition, the various LTI awards vest at a rate of 25% annually over four years. The annual vesting dates starting the year after the options were awarded are as follows: February 13 for the LTI 2020 award, May 12 (for all Management Board members except Jens Holstein; May 17 for Jens Holstein) for the LTI 2021 award, May 31 for the LTI 2022 award, and May 22 for the LTI 2023 award. While vesting, the LTI awards continue to be subject to performance and waiting conditions. Jens Holstein’s one-time signing bonus also vests at a rate of 25% annually over four years until June 30, 2025. The award continues to be subject to waiting conditions over the vesting period.
The benefits from our share-based payment arrangements (including long-term incentive) are considered granted and owed when the awards are settled. For further explanations, see section 5.6. During the years ended December 31, 2023 and 2022, this definition applies to the option rights granted under the ESOP 2018 Program as a result of their exercise and settlement. Although the entire CEO Grant 2019 became exercisable during the year ended December 31, 2023, it was not considered granted and owed, as it was not actually exercised and remains accessible. With respect to the ESOP 2018 Program, the table“"Compensation Granted and Owe”" in section 5.6### shows the implied market value calculated using the closing price of an American Depositary Share of BioNTech on Nasdaq on the respective last day preceding the exercise dates converted from USD to Euro using the exchange rates published by the German Central Bank (Deutsche Bundesbank) on the same days, as well as using the effective exercise price and maximum cap mechanism for all Management Board members. The implied market value may vary from the benefit in kind.

5.5    Additional Disclosures on Share-Based Payment Instruments

In accordance with Sec. 162 para. 1 no. 3 AktG, the table below provides an overview of the stock options and other share-based payment instruments allocated to our Management Board and outstanding as of December 31, 2023.

	Grant Date / Allocation Date	Number of Ordinary Shares Underlying Stock options / Number of Phantom Stock options (1)	Option Exercise Price (€)(11)	Earliest Option Exercise Date(9)	Option Expiration Date	Name of the Program
Prof. Ugur Sahin, M.D.	10/09/2019(2)	4,374,963	13.57	10/9/2023	10/9/2029	CEO Grant 2019
	2/13/2020(3)	97,420	27.86	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	17,780	167.63	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	19,997	137.65	5/31/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	38,506	103.12	5/20/2027	5/20/2033	LTI 2023(10)
Jens Holstein	5/17/2021(4)	6,463	169.08	5/17/2025	5/17/2031	LTI 2021(10)
	7/1/2021(8)	4,246	n/a(8)	7/1/2025(8)	n/a(8)	Signing Bonus
	5/31/2022(5)	14,664	137.65	5/31/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	18,416	103.12	5/20/2027	5/20/2033	LTI 2023(10)
Sean Marett	11/15/2018	—	10.14	11/15/2022	11/15/2026	ESOP 2018
	2/13/2020(3)	38,968	27.86	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	7,112	167.63	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	14,664	137.65	5/31/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	18,416	103.12	5/20/2027	5/20/2033	LTI 2023(10)
Sierk Poetting, Ph.D.	2/13/2020(3)	38,968	27.86	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	7,112	167.63	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	14,664	137.65	5/31/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	18,416	103.12	5/20/2027	5/20/2033	LTI 2023(10)
Ryan Richardson	2/13/2020(3)	33,772	27.86	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	6,163	167.63	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	7465	137.65	5/31/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	18,416	103.12	5/20/2027	5/20/2033	LTI 2023(10)
James Ryan, Ph.D.(7)	12/15/2020	1,163	n/a	12/15/2024	n/a	LTI 2020 (EEP)
	12/10/2021	313	n/a	12/10/2025	n/a	LTI 2021 (EEP)
	12/09/2022	740	n/a	12/9/2026	n/a	LTI 2022 (EEP)
	12/08/2023	750	n/a	12/8/2027	n/a	LTI 2023 (EEP)
Prof. Özlem Türeci, M.D.	2/13/2020(3)	38,968	27.86	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	7,112	167.63	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	14,664	137.65	5/31/2026	5/31/2032	LTI 2022(10)
	5/20/2023(6)	18,416	103.12	5/20/2027	5/20/2033	LTI 2023(10)
(1)    The 18-for-1 stock split of our ordinary shares, which became effective on September 18, 2019 upon registration with the commercial register (Handelsregister) is reflected in share amounts granted in advance.

(2)    Options vested in four equal installments on October 9 of 2020, 2021, 2022 and 2023. With the final installment vesting in 2023, the entire award became exercisable. As Ugur Sahin did not exercise in 2023, the options remain exercisable and can only be exercised during the exercise windows as defined by our ESOP.
(3)    Options vested in four equal installments on February 13 of 2021, 2022, 2023 and 2024, and are now exercisable following the expiry of the waiting period on February 13, 2024 and can only be exercised during the exercise windows as defined by our ESOP.
(4)    Options were issued as phantom stock options and vest in four equal installments on May 12 of 2022, 2023, 2024 and 2025 for all Management Board members except Jens Holstein, and in the case of Jens Holstein, vest in four equal installments on May 17 of 2022, 2023, 2024 and 2025. The options will not become exercisable before the expiry of the waiting period on May 12, 2025 and May 17, 2025, respectively, and can only be exercised during the exercise windows as defined by our ESOP.
(5)    Options were issued as phantom stock options and vest in four equal installments on May 31 of 2023, 2024, 2025 and 2026 for all Management Board members. The options will not become exercisable before the expiry of the waiting period on May 31, 2026 and can only be exercised during the exercise windows as defined by our ESOP.
(6)    Options vest in four equal installments on May 20 of 2024, 2025, 2026 and 2027. The options will not become exercisable before the expiry of the waiting period on May 20, 2027 and can only be exercised during the exercise windows as defined by our ESOP.
(7)    As James Ryan was not part of the Management Board at the time the 2023 LTI award was allocated, he did not receive any options under the ESOP. Prior to his appointment to the Management Board, RSUs were granted to him under the BioNTech 2020 Employee Equity Plan (EEP). RSUs issued under the LTI 2020 (EEP), LTI 2021 (EEP), LTI 2022 (EEP) and LTI 2023 (EEP) programs vest annually in equal installments over four years commencing in December 2020, December 2021, December 2022 and December 2023 respectively and will be settled after a waiting period of four years.
(8)    In connection with Jens Holstein’s appointment to the Management Board as Chief Financial Officer (CFO) as of July 1, 2021, the Supervisory Board granted him a one-time signing bonus as outlined in section 5.4. n/a = not applicable
(9)    Indicates end of the respective waiting periods, additional restrictions with respect to exercise windows may apply.
(10)    Management Board Grant (Long-Term Incentive) in the respective years.
(11)    All options are subject to an effective exercise price cap. This means that the exercise price shall effectively be adjusted to ensure that the current price of an ADS as of the exercise does not exceed 800% of the exercise price. With respect to the ESOP 2018 Program and the CEO Grant 2019, the maximum economic benefit receivable in respect of any exercised is capped at $240.00 with the effective exercise price being capped at a Euro amount equivalent to $30.00. With respect to the LTI 2020, the maximum economic benefit receivable in respect of any exercised option is capped at $246.24, with the effective exercise price being capped at a Euro amount equivalent to $30.78. With respect to the phantom stock options issued under the LTI 2021 and 2022 as well as the options issued under the LTI 2023 programs, the maximum compensation that the Management Board members are entitled to receive under such programs, together with other compensation components received by each such board member in the respective grant year, shall not exceed €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) and €10.0 million for all other Management Board members.
Management Board Grant (Long-Term Incentive)
Our Management Board’s service agreements provide for long-term incentive compensation (Management Board Grant–- LTI) through an annual grant of options to acquire BioNTech shares during their respective service periods. The options granted each year are subject to the terms and conditions of the respective authorizations of the Annual General Meeting creating our Employee Stock Ownership Plan (ESOP) and the applicable option agreements thereunder. The allocation of the number of issued options in 2020 occurred in February 2020. In May 2021 and May 2022, the Management Board received phantom options equivalent to the number of options the Management Board members would have been entitled to receive for 2021 and 2022. During 2023, options were granted in May 2023.
For the awards allocated as of February 13, 2020; May 12, 2021; May 17, 2021; May 31, 2022 and May 20, 2023, the exercise prices are $30.78 (€27.86); $185.23 (€167.63); $186.83 (€169.08); $152.10 (€137.65)and $113.94 (€103.12) respectively (all amounts calculated as of December 31, 2023 using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank)).
All options are subject to an effective exercise price cap, which means that the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. With respect to the LTI

2020, the maximum economic benefit receivable in respect of any exercised option is capped at $246.24, with the effective exercise price being capped at a Euro amount equivalent to $30.78. With respect to the phantom stock options issued under the LTI 2021 and 2022 as well as the options issued under the LTI 2023 programs, the maximum compensation that the Management Board members are entitled to receive under such programs, together with other compensation components received by each such board member in the respective grant year, shall not exceed €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) and €10.0 million for all other Management Board members. The options vest annually in equal installments over four years commencing on the first anniversary of the allocation date and become exercisable four years after the allocation date.
The vested options can only be exercised if each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the ordinary shares outstanding immediately following the initial public offering (other than ordinary shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows as set out in the ESOP agreement. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
The tables below show the development and the outstanding number of stock options as of and between the dates indicated:
Management Board Grant (LTI 2020)

Number of Ordinary Shares Underlying Stock options	Prof. Ugur Sahin, M.D.	Jens Holstein(1)	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	James Ryan, Ph.D.(2)	Prof. Özlem Türeci, M.D.

As of December 31, 2022	97,420	—	38,968	38,968	33,772	—	38,968
Exercised	—	—	—	—	—	—	—
As of December 31, 2023	97,420	—	38,968	38,968	33,772	—	38,968
(1)    Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) as of July 1, 2021, subsequent to the allocation of the Management Board Grant (LTI 2020).
(2)    James Ryan was appointed to the Management Board as Chief Legal Officer (CLO) as of September 1, 2023, subsequent to the allocation of the Management Board Grant (LTI 2020).
Management Board Grant (LTI 2021)

Number of Phantom Stock options	Prof. Ugur Sahin, M.D.	Jens Holstein	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	James Ryan, Ph.D.(1)	Prof. Özlem Türeci, M.D.

As of December 31, 2022	17,780	6,463	7,112	7,112	6,163	—	7,112
Exercised	—	—	—	—	—	—	—
As of December 31, 2023	17,780	6,463	7,112	7,112	6,163	—	7,112
(1)    James Ryan was appointed to the Management Board as Chief Legal Officer (CLO) as of September 1, 2023, subsequent to the allocation of the Management Board Grant (LTI 2021).

Management Board Grant (LTI 2022)

Number of Phantom Stock options	Prof. Ugur Sahin, M.D.	Jens Holstein	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	James Ryan, Ph.D.(1)	Prof. Özlem Türeci, M.D.

As of December 31, 2022	19,997	14,664	14,664	14,664	7,465	—	14,664
Exercised	—	—	—	—	—	—	—
As of December 31, 2023	19,997	14,664	14,664	14,664	7,465	—	14,664
(1)    James Ryan was appointed to the Management Board as Chief Legal Officer (CLO) as of September 1, 2023, subsequent to the allocation of the Management Board Grant (LTI 2022).
Management Board Grant (LTI 2023)

Number of Stock options	Prof. Ugur Sahin, M.D.	Jens Holstein	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	James Ryan, Ph.D.(1)	Prof. Özlem Türeci, M.D.

As of December 31,	—	—	—	—	—	—	—
Allocated	38,506	18,416	18,416	18,416	18,416	—	18,416
Exercised	—	—	—	—	—	—	—
As of December 31,	38,506	18,416	18,416	18,416	18,416	—	18,416

(1) James Ryan was appointed to the Management Board as Chief Legal Officer (CLO) as of September 1, 2023, subsequent to the allocation of the Management Board Grant (LTI 2023).
The following is a presentation of the one-time programs that were approved prior to the adoption of the compensation system during the year ended December 31, 2021:
Chief Executive Officer Grant 2019
In September 2019, we granted Ugur Sahin an option to purchase 4,374,963 of our ordinary shares, subject to his continuous employment with us. The exercise price per share of each option is $15.00 (€13.57), being the public offering price from our initial public offering converted into Euros as of December 31, 2023, and which is subject to the effective exercise price cap and the maximum cap mechanism. Under the effective exercise price cap, the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism, the maximum economic benefit receivable in respect of any exercised option is capped at $240, with the effective exercise price being capped at a Euro amount equivalent to $30.00. Under this CEO Grant, the options vested annually in equal installments over four years commencing on the first anniversary of our initial public offering.
The vested option rights can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the shares outstanding immediately following the initial public offering (other than shares owned by us), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows as defined by our ESOP. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
On October 9, 2023, with the final installment vesting, all 4,374,963 options became exercisable under the rules of the ESOP and the ESOP agreement. During the year ended December 31, 2023, no options were exercised.
Employee Stock Ownership Plan 2018
Based on an authorization of the general meeting on August 18, 2017, we established a stock option program under which we granted selected employees options to receive our shares. The program is designed as an Employee Stock Ownership Plan, or ESOP. We offered participants a certain number of option rights by their explicit acceptance of an option rights agreement. The exercise of option rights in accordance with the agreement gives the participants the right to obtain shares against payment of the exercise price. With respect to the Management Board members serving at the time of allocation, the options are subject to the effective exercise price cap and maximum cap mechanisms. Under the exercise price cap, the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed $30.00. Under the ESOP, the option rights (other than Özlem Türeci’s, and Ryan Richardson’s options) fully vest after four years and can be exercised if: (i) the waiting period of four years has elapsed; and (ii) at the time of exercise, the average closing price of the shares of the Company or the average closing price of the right or certificate to be converted into an amount per share on the previous ten trading days preceding the exercise of the option right exceeds the strike price by a minimum of 32%, with this percentage increasing by zero and eight hundredths percentage points as of the fifth anniversary of the respective issue date and as of each subsequent anniversary date. Following the expiry of the waiting period, option rights may be exercised within a period of four weeks from the date of the Annual General Meeting or the publication of the annual financial statements, the semi-annual report or our most recent quarterly report or interim report (exercise windows).

The option rights can be exercised up to eight years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
By way of a shareholders’ resolution of the general meeting on August 19, 2019, the authorization to issue such option rights was amended such that, in order for the options to be exercisable, the average closing price of the Company’s shares or the average closing price of the right or certificate to be converted into an amount per share on the ten trading days immediately preceding the exercise must exceed the strike price by a minimum of 28%, with this percentage increasing by zero and seven hundredths percentage points as of the fifth anniversary of the issue date and as of each subsequent anniversary date. Furthermore, in addition to the aforementioned requirements, the exercise is only possible if the share price (calculated by reference to the price of the ordinary share underlying the ADS) has performed similar to or better than the Nasdaq Biotechnology Index. The changes made do not affect option rights already issued.
In September 2022, the Supervisory Board determined the ESOP settlement by the delivery of treasury shares (in the form of ADSs) equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The settlement was applied during the exercise windows in 2022 and 2023.
The table below shows the development and the outstanding number of stock options as of and between the dates indicated:
ESOP 2018

Number of Ordinary Shares Underlying Stock options	Prof. Ugur Sahin, M.D.	Jens Holstein(1)	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	James Ryan, Ph.D.(2)	Prof. Özlem Türeci, M.D.

As of December 31, 2022	—	—	230,780	—	—	—	—
Exercised	—	—	(230,780)	—	—	—	—
As of December 31, 2023	—	—	—	—	—	—	—
(1)    Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) as of July 1, 2021.
(2)    James Ryan was appointed to the Management Board as Chief Legal Officer (CLO) as of September 1, 2023.
Except for Sean Marett, all Management Board members exercised all their option rights during the year ended December 31, 2022. Sean Marett exercised his remaining 230,780 option rights in 2023. The members of the Management Board do not have any options from the ESOP 2018 program outstanding as of December 31, 2023. The members of the Management Board have mainly retained most of the shares resulting from the settlement and therefore hold an important stake in our company’s future.
5.6 Compensation Granted and Owed during the year ended December 31, 2023
The total compensation granted or owed according to Sec. 162 para. 1 AktG to all members of the Management Board for the years ended December 31, 2023, and 2022 is presented in the table below. Compensation is considered granted if it either has been actually received or the activities to which it relates have been performed. Compensation is considered owed if the compensation components are legally due, but have not yet been received. Hereinafter, when the former definition applies, compensation is referred to only as being “granted and owed.” The Institute of Public Auditors in Germany, Incorporated Association (Institut der Wirtschaftsprüfer, IDW) has provided two interpretations for the presentation. According to interpretation 1, compensation is only shown as granted and owed in the year in which it is received (inflow principle; “Zuflussprinzip”). According to interpretation 2, compensation may also be disclosed in the compensation report for the financial year in which the activity underlying the compensation was performed (vesting principle; “Erdienungsprinzip”). The Supervisory Board and the the Management Board have decided to apply interpretation 2 for short-term compensation components such as fixed compensation and short-term incentives (STI) and interpretation 1 for share-based payments (incl. long-term incentives (LTI)). An approach which deviates from interpretation 1 was chosen because it allows a fair presentation of the actual benefits, which are, for example, subject to final underlying share price developments.
As outlined in section 5.4, during the year ended December 31, 2022, the options granted under the ESOP 2018 Program vested and became exercisable (option rights allocated to Ryan Richardson and Özlem Türeci had already vested in 2019, but continued to be subject to performance and waiting conditions). During the year ended December 31, 2023, the options granted under the CEO Grant 2019 vested and became exercisable. During the exercise period, the options rights remain subject to performance conditions which have to be fulfilled as of the date the relevant option rights are exercised. The benefits from our share-based payment arrangements (including long-term incentive) are considered granted and owed when the awards are settled. During the years ended December 31, 2023 and 2022, this definition applies to the option rights granted under the ESOP 2018 Program as a result of their exercise and settlement. Although the entire CEO Grant 2019 became exercisable during the year ended December 31, 2023, it was not considered granted and owed, as it was not actually exercised and remains accessible.
The amounts shown as share-based payments (including long-term incentives) in the table below are based on the implied market value at the time the awards fulfill the “granted and owed” definition. The ESOP 2018 rogram, designed in line with market standards, comprises provisions as outlined in section 5.5 above that include effective exercise price cap and maximum cap mechanisms. Although those cap mechanisms were applied, our unique and outstanding share price development between the time of grant and settlement, led to extraordinary high amounts, as shown below. The share price was driven by our extraordinary revenues and net profit increases at that time. While unprecedented and driven by the COVID-19 pandemic, these developments were also largely attributable to the exceptional performance and contribution of the Management Board as a whole, including their determination to help fight the pandemic since early 2020. They are not to be seen as cash payments to the Management Board, as the exercise was settled by delivering American Depositary Shares, or ADSs, representing our ordinary shares. The members of the Management Board have mainly retained most of the shares resulting from the after-tax settlement and therefore hold an important stake in our Company’s future.

in thousands €	Prof. Ugur Sahin, M.D.	Jens Holstein	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	James Ryan, Ph.D.(2)	Prof. Özlem Türeci, M.D.

Fixed compensation(1)
2023	700	550	550	550	550	183	550
2022	360	550	513	550	340	—	518
Fringe benefits(3)
2023	6	5	12	5	26	—	—
2022	6	7	8	4	27	—	—
Short-term incentive – first installment(4)
2023	158	135	135	135	135	45	135
2022	77	128	128	128	72	—	128
Short-term incentive – second installment(5)
2023	158	135	135	135	135	45	135
2022	77	128	128	128	72	—	128
Other variable compensation
2023	0	600(7)	—	—	—	180(6)	—
2022	—	—	60	—	—	—	—
Share-based payments (incl. long-term incentive)(8)
2023
Management Board Grant–- LTI	—	—	—	—	—	—	—
ESOP 2018(9)	0	0	19,289	—	—	—	—
Other share-based payment arrangements	—	—	—	—	—	—	—
2022
Management Board Grant–- LTI	—	—	—	—	—	—	—
ESOP 2018(9)	257,076	—	53,479	86,015	22,555	—	274,209
Other share-based payment arrangements	—	—	—	—	—	—	—
Total
2023	1,022	1,425	20,121	825	846	453	820
2022	257,596	813	54,316	86,825	23,066	—	274,983
(1)     For James Ryan, a part of the fixed compensation was paid by BioNTech UK Limited, a subsidiary of BioNTech SE. Approximately 30% of his total compensation is attributable to his position as a member of the Management Board and approximately 70% is attributable to his position as a director of BioNTech UK Limited.
(2)    James Ryan was appointed to the Management Board as Chief Legal Officer (CLO) effective as of September 1, 2023. His compensation for the year ended December 31, 2023 was granted on a pro-rata basis.

(3)    Includes social security, health and additional insurance, company bike and travel expenses. Other fringe benefits, e.g., costs for security services, which are integral to the performance of business duties, are not included in the amount.
(4)    The STI in a given year is always paid out in two installments over two years. The first installment of the STI for the year ended December 31, 2023 will be paid out in April 2024, the month after the approval of the consolidated financial statements. The first installment of the STI for the year ended December 31, 2023 was considered granted and owed in 2023, the year in which the activity to which the compensation relates, was performed. The first installment of the STI for the year ended December 31, 2022 was considered granted and owed in 2022 and was paid out in April 2023.
(5)    The second installment of the STI for the year ended December 31, 2023 was also considered granted and owed in 2023, as the Management Board had already completed the activity to which it relates. It will be paid out in February 2025 subject to an adjustment due to the share-price development. The second installment of the STI for the year ended December 31, 2022 was considered granted and owed in 2022 and was paid out in March 2024 with adjustments due to the share-price development. The amounts ultimately paid were as follows: Ugur Sahin €50 thousand, Jens Holstein €83 thousand, Sean Marett €83 thousand, Sierk Poetting €83 thousand, Ryan Richardson €47 thousand and Özlem Türeci €83 thousand.
(6)    During the year ended December 31, 2023, as part of his appointment to the Management Board, James Ryan received a one-time signing cash payment in the amount of €180,000. The one-time signing cash payment provided compensation in lieu of participation in the LTI 2023 program, which was allocated before his appointment, and a pro-rata allocation for 2023 would not have been permitted under our current AGM authorizations, as ESOPs may only be issued within the first six months of each calendar year. Of this payment, James Ryan shall use 50% net of costs and expenses to purchase BioNTech shares on or before August 31, 2024 to further strengthen his long-term commitment.
(7)    During the year ended December 31, 2023, upon the recommendation of the Compensation, Nomination and Corporate Governance Committee, the Supervisory Board approved a special payment in the gross amount of €600,000 to Jens Holstein. The special payment was made to honor Jens Holstein’s contribution to the extraordinary financial performance of BioNTech and recognize his efforts to strengthen the Company’s long-term financial performance. Of this payment, Jens Holstein used €150,000 net of costs and expenses to purchase 1,620 BioNTech shares during the year ended December 31, 2023 to further strengthen his long-term commitment.
(8)    Explanations of our share-based payment arrangements are given in section 5.5 and include the LTI arrangements, the ESOP 2018, the CEO Grant 2019 and a one-time signing bonus agreed with Jens Holstein as outlined in detail under section 5.4. The benefits from our share-based payment arrangements (including long-term incentive) are considered granted and owed when the awards are settled. During the years ended December 31, 2023 and 2022, this definition applies to the option rights granted under the ESOP 2018 Program as a result of their exercise and settlement. Although the entire CEO Grant 2019 became exercisable during the year ended December 31, 2023, it was not considered granted and owed, as it was not actually exercised and remains accessible. ###
(9)    The amounts shown are related to the option rights granted one-time under the ESOP 2018 Program. The table shows the implied market value calculated using the closing price of an American Depositary Share of BioNTech on Nasdaq on the respective last day preceding the exercise dates converted from USD to Euro using the exchange rates published by the German Central Bank (Deutsche Bundesbank) on the same days, as well as using the effective exercise price and maximum cap mechanism for all Management Board members. The implied market value may vary from the benefit in kind.. Our unique and outstanding share price development between the time of grant and settlement, led to extraordinary high amounts. They are not to be seen as cash payments to the Management Board, as the exercise was settled by delivering ADSs, representing our ordinary shares. The members of the Management Board have mainly retained most of the shares resulting from the after-tax settlement and therefore hold an important stake in our Company’s future.
For the years ended December 31, 2023, and 2022 we did not make use of the malus and claw-back provisions, which would entitle us to withhold or reclaim variable STI compensation components in whole or in part, as no event incurred which would be considered a breach in this respect.
For the years ended December 31, 2023, and 2022, no event of termination occurred under the Management Board service contracts. As a result, we did not apply the termination-related rules and regulations, which state that outstanding variable compensation components in the period up to termination shall be granted and, in the event of premature termination due to revocation of the appointment, the Board member shall receive a severance payment.
A detailed description of the malus and claw-back and termination provisions are included in our compensation system.

E.    Information on the Relative Development of the Compensation of the Management Board, the Compensation of the Employees and the Development of the Company’s Earnings
The table below shows the relative development of the compensation granted and owed to the Supervisory Board and Management Board members, the average compensation of our employees and selected key earning indicators for the periods indicated.
Selected key earning indicators considered by Sec. 162 para. 1 no. 2 AktG generally measure the development of earnings on the basis of revenues, operating income of the BioNTech Group (IFRS) and net income (HGB) of the Company. Considering our operational and financial development, our key earnings indicators fluctuated exceptionally over the past years. Therefore, the development of those indicators relative to the compensation our Supervisory and Management Board members is not considered meaningful.
The compensation of our members of the Management Board significantly changed comparing the 2023 to 2022 and 2022 to 2021 financial years, mainly as the options granted one-time under the ESOP 2018 Program vested and became exercisable and were almost entirely settled in 2022 (option rights allocated to Ryan Richardson and Özlem Türeci had already vested in 2019 but continued to be subject to performance and waiting conditions and only Sean Marett had 230,780 options outstanding as of December 31, 2022, which were exercised and settled in May 2023). The definition of granted and owed applies to the option rights granted under the ESOP 2018 Program, as they were exercised and settled in those years ended December 31, 2023 and 2022. Even though the entire CEO Grant 2019 became exercisable during the year ended December 31, 2023, it was not considered granted and owed, as it was not exercised and remains accessible. As outlined in section 5.6, the compensation is based on the implied market value at the time the options are considered granted and owed in terms of Sec. 162 AktG. Our unique and outstanding share price development between the time of grant and settlement, led to extraordinary high amounts. Therefore, the development of the compensation of the members of the Management Board is mainly not considered meaningful.
The presentation of the average compensation of employees is based on the compensation of BioNTech Group employees excluding apprentices. The average employee compensation is calculated using the average full-time equivalent at the beginning and end of the respective period. The number of full-time equivalent employees employed by the Group increased from 1,941 as of December 31, 2020 to 3,082 as of December 31, 2021; 4,530 as of December 31, 2022; and 6,133 as of December 31, 2023.
In order to be in line with the compensation of the Management Board members, the presentation of the workforce compensation also corresponds in principle to the granted and owed compensation within the meaning of Section 162 para. 1 sentence 1 AktG and is shown with and without share-based payment compensation. The compensation comprises the total expenses for wages, benefits and social security contributions. In addition, for our workforce, share-based payment programs are considered with their implied market value, to the extent considered granted and owed during the years ended December 31, 2023, and 2022 (which applies to the ESOP 2018 Program and the LTI-plus program awarded to employees who did not participate in the ESOP 2018 Program). The share-based payment compensation was calculated using the closing price of an American Depositary Share of BioNTech on Nasdaq on the last trading day preceding the various respective exercise dates (ESOP 2018 Program) or on December 15, 2022 (LTI-plus settlement day) converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the relevant days. The implied market values may vary from the benefit in kind.
The compensation of the workforce significantly changed comparing the year-on-year development between the 2020 and 2023 financial years, as the option rights and restricted stock units granted one-time under the ESOP 2018 Program and

LTI-plus programs were considered granted and owed mainly during the year ended December 31, 2022. Considering the compensation of the workforce without the share-based payment consideration, the change over the years was impacted by bonus payments mainly made in 2022. While the base salary from 2021 to 2022 as well as 2022 to 2023 increased (10% and 7% respectively), the overall compensation decreased from 2022 to 2023 due special one-time bonus payments in 2022. The overall compensation was additionally impacted by other factors including a changed personnel structure in connection with new hires.

In 2023, the average per head target compensation of the Management Board amounted to 9-times the average per head target compensation of all BioNTech employees (excluding the Management Board) in 2023.

in %	Change 2023 vs. 2022	Change 2022 vs. 2021	Change 2021 vs. 2020
Management Board
Prof. Ugur Sahin, M.D.	n.m.(4)	n.m.(4)	—
Jens Holstein(5)	75	n.m.(5)	n.m.(5)
Sean Marett	n.m.(4)	n.m.(4)	2
Sierk Poetting, Ph.D.	n.m.(4)	n.m.(4)	2
Ryan Richardson	n.m.(4)	n.m.(4)	2
James Ryan, Ph.D.(7)	—	—	—
Prof. Özlem Türeci, M.D.	n.m.(4)	n.m.(4)	(1)
Supervisory Board
Helmut Jeggle	—	24	21
Ulrich Wandschneider, Ph.D.	(19)	25	18
Baroness Nicola Blackwood(1)	—	—	—
Prof. Christoph Huber, M.D.(6)	n.m.	36	18
Prof. Anja Morawietz, Ph.D.(11)	n.m.	—	—
Michael Motschmann	(16)	51	26
Prof. Rudolf Staudigl, Ph.D.(11)	n.m.	—	—
Earnings indicators
Revenues from contracts with customers (IFRS BioNTech Group)	n.m.(8)	(9)	n.m.(8)
Operating income/ (loss) (IFRS BioNTech Group)	n.m.(9)	(17)	n.m.(9)
Net income (HGB BioNTech SE)	n.m.(10)	(20)	n.m.(10)
Compensation of the workforce(2)
Total workforce compensation	(67)	272	17
Total workforce compensation excl. share-based payments	(5)	35	5
(1)        Nicola Blackwood was appointed to the Supervisory Board as of May 23, 2023. Therefore, a comparison with the prior year is not possible.
(2)        The average employee compensation is based on the compensation of BioNTech Group employees including social security contributions and the implied market value from share-based payment arrangements, which are considered granted and owed. Considering the compensation of the workforce without the share-based payment consideration, the change over the years was impacted by bonus payments mainly made in 2022. While the base salary from 2021 to 2022 as well as 2022 to 2023 increased (10% and 7% respectively), the overall compensation decreased from 2022 to 2023 due to special one-time bonus payments in 2022. The overall compensation was additionally impacted by other factors including a changed personnel structure in connection with new hires. The average employee compensation is calculated using the average full-time equivalent at the beginning and end of the periods indicated.
(3)        n.m. = not meaningful.
(4)    The compensation of our members of the Management Board significantly changed comparing the 2023 to 2022 and 2022 to 2021 financial years, mainly as the options granted one-time under the ESOP 2018 Program vested and became exercisable and were almost entirely settled in 2022 (option rights allocated to Ryan Richardson and Özlem Türeci had already vested in 2019 but continued to be subject to performance and waiting conditions and only Sean Marett had 230,780 options outstanding as of December 31, 2022, which were exercised and settled in May 2023). The definition of granted and owed applies to the option rights granted under the ESOP 2018 Program, as they were exercised and settled in those years ended December 31, 2023 and 2022. Even though the entire CEO Grant 2019 became exercisable during the year ended December 31, 2023, it was not considered granted and owed, as it was not exercised and remains accessible. As outlined in section 5.6, the compensation is based on the implied market value at the time the options are considered granted and owed in terms of Sec. 162 AktG and, our unique and outstanding share price development between the time of grant and settlement, led to extraordinary high amounts. Therefore, the development of the compensation of the members of the Management Board is mainly not considered meaningful. The compensation changes in % between the 2022 and 2021 financial year for the members of the Management Board is the following: Ugur Sahin 47,079, Sean Marett 8,632, Sierk Poetting 15,404, Ryan Richardson 4,550 and Özlem Türeci 50,823. For the changes in % between the 2023 and 2022 financial year, the compensation of the Management Board is the following: Ugur Sahin (100), Sean Marett (63), Sierk Poetting (99), Ryan Richardson (96) and Özlem Türeci (100).
(5)    Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) as of July 1, 2021. His compensation for the year ended December 31, 2021 was granted on a pro-rata basis. Therefore, a comparison with the prior year is not meaningful (comparing the 2022 and 2021 financial year) or not possible (comparing the 2021 and 2020 financial year).
(6)    Christoph Huber, served as a member of our Supervisory Board from 2008 and left the Supervisory Board on May 25, 2023 after reaching the retirement age limit set by Supervisory Board. Therefore, a comparison with the partial year period is not meaningful (comparing the 2023 and 2022 financial year).
(7)    James Ryan was appointed to the Management Board as Chief Legal Officer (CLO) as of September 1, 2023. His compensation for the year ended December 31, 2023 was granted on a pro-rata basis. Therefore, a comparison with the prior year is not possible.
(8)    Revenues changed significantly from €482,3 million in the year ended December 31, 2020 to €18,976.7 million during the year ended December 31, 2021, to €17,310.6 million in the year ended December 31, 2022 and to €3,819.0 million during the year ended December 31, 2023.
(9)    Operating profit / (loss) changed significantly from an operating loss of €82,4 million in the year ended December 31, 2020 to an operating profit of €15,283.8 million during the year ended December 31, 2021 to €12,642.7 million operating profit during the year ended December 31, 2022 and to a €690.4 million operating profit during the year ended December 31, 2023.
(10)    Net income (HGB) changed significantly from a €128.4 million net loss during the year ended December 31, 2020 to €10,777.6 million net income during the year ended December 31, 2021, to €8,626.0 million net profit during the year ended December 31, 2022 and to €799.5 million net income during the year ended December 31, 2023. The information on net income (HGB) is not representative for the Group but is considered to be a key earning indicator in terms of Sec. 162 para. 1 no. 2 AktG.
(11)    Anja Morawietz and Rudolf Staudigl were appointed to the Supervisory Board as of June 1, 2022. Their compensation for the year ended December 31, 2022 was granted on a pro-rata basis. Therefore, a comparison with the partial year period is not meaningful (comparing the 2023 and 2022 financial year) or not possible (comparing the 2022 and 2021 financial year).

English Convenience Translation
F.    Conclusion on Compensation System for the year ended December 31, 2023
The year ended December 31, 2023 was a year in which we continued to translate our vision into strong performance and during which our Management Board was extended to include James Ryan as Chief Legal Officer. Our Supervisory Board expanded by the appointment of Nicola Blackwood. She succeeded Christoph Huber, who left the Supervisory Board after reaching the retirement age set by the Supervisory Board. Ulrich Wandschneider and Michael Motschmann were re-elected as Supervisory Board Members. The term of office of Ulrich Wandschneider, Nicola Blackwood and Michael Motschmann will end at the Annual General Meeting in 2027.
To promote the business strategy and the long-term development of BioNTech, we examined our compensation system during the year ended December 31, 2023. We engaged an external independent compensation consultant to assess the compensation level and structure of our compensation system to ensure that the members of the Management Board are retained and to be able to attract new appointments to the Management Board, which are in the Company’s long-term interest. The analysis showed that our compensation system, which includes targets and caps, is in line with market standards and complies with the German Corporate Governance Code. The Management Board and the Supervisory Board have followed the IDW interpretations for the presentation of compensation in accordance with Sec. 162 of the German Stock Corporation Act (AktG), according to which short-term compensation components such as fixed compensation and short-term incentives (STI) are presented in accordance with interpretation 2 (vesting principle;“"Erdienungsprinzi”") and share-based payments (incl. long-term incentives (LTI) are presented in accordance with IDW interpretation 1 (inflow principle;“"Zuflussprinzi”").
Compensation is significantly driven by, and fluctuates, with compensation derived from our share-based payment arrangements, which are not to be seen as cash payments to the Management Board, as the exercise was settled by delivering American Depositary Shares, or ADSs, representing our ordinary shares. The definition of granted and owed applies to the option rights granted under the ESOP 2018 Program, as they were exercised and settled in those years ended December 31, 2023 and 2022. Even though the entire CEO Grant 2019 became exercisable during the year ended December 31, 2023, it was not considered granted and owed, as it was not exercised and remains accessible. Those arrangements were granted prior to, and alongside with, our IPO. The compensation is significantly impacted by our unique and outstanding share price development, which incurred between the time the awards were granted and the time they were settled. Hence, extraordinary high amounts of the compensation of our members of the Management Board and also a large number of select employees were incurred once options were exercised and settled mainly during the year ended December 31, 2022 and to a lesser extent during the year ended December 31, 2023. With respect to the members of the Management Board, we are pleased that they mainly retained most of the shares resulting from the after-tax settlement of our ESOP 2018 Program and, therefore, they continue to hold an important stake in our Company’s future.
During the year ended December 31, 2023, the compensation system for our Supervisory Board members was retained from the prior year.
Based on the overall analysis, the Supervisory Board comes to the conclusion that the compensation system for the Management Board and Supervisory Board, as adopted at the Annual General Meeting, was applied in all aspects during the year ended December 31, 2023. All agreements with the Management Board contribute to our business strategy.
Given the operational and financial development of BioNTech since the launch of the current compensation system, the Compensation, Nominating and Corporate Governance Committee is developing a revised compensation system,

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which the Supervisory board will submit to our 2024 AGM for approval. The most important changes relate to the LTI for the Management Board, whereby Performance Share Units (PSU) will be introduced in addition to the existing stock option program. With the introduction of PSUs, the performance hurdle for stock options will be also increased. In addition, it is planned that the Management Board will be subject to a Share Ownership Guideline, which will require them to hold a certain value of BioNTec’'s shares or ADRs. Furthermore, the remuneration system for the Supervisory Board is also being reviewed in terms of the appropriateness of the current level of remuneration given the significant increase in the number and complexity of tasks and increasing responsibility for the members of the Supervisory Board and its committees. It is also planned to present an adjusted remuneration system for the Supervisory Board to our 2024 Annual General Meeting for resolution.

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Mainz, March 18, 2024
BioNTech SE

For the Management Board
Prof. Ugur Sahin, M.D. Chief Executive Officer	Jens Holstein Chief Financial Officer
For the Supervisory Board
Helmut Jeggle Chair of the Supervisory Board	Prof. Rudolf Staudigl, Ph.D. (Chair of Compensation, Nominating and Corporate Governance Committee)

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Independent auditor’s report on the audit of the Compensation Report in accordance with section 162(3) AktG
To BioNTech SE
Opinion
We have audited the formal aspects of the remuneration report of BioNTech SE, Mainz, for the fiscal year from 1 January to 31 December 2023 to determine whether the disclosures required by Sec. 162 (1) and (2) AktG [“Aktiengesetz”: German Stock Corporation Act] have been made therein. In accordance with Sec. 162 (3) AktG, we have not audited the content of the remuneration report.
In our opinion, the disclosures required by Sec. 162 (1) and (2) have been made in the accompanying remuneration report in all material respects. Our opinion does not cover the content of the remuneration report.
Basis for the opinion
We conducted our audit of the remuneration report in accordance with Sec. 162 (3) AktG and in compliance with the IDW Auditing Standard: Audit of the Remuneration Report in Accordance with Sec. 162 (3) AktG (IDW AuS 870 (09.2023)). Our responsibilities under this provision and standard are further described in the “Responsibilities of the auditor” section of our report. As an audit firm, we applied the IDW Standard on Quality Management: Requirements for Quality Management in the Audit Firm (IDW QS 1). We complied with the professional obligations pursuant to the WPO [“Wirtschaftsprüferordnung”: German Law Regulating the Profession of Wirtschaftsprüfer (German Public Auditor)] and the BS WP/vBP [“Berufssatzung für Wirtschaftsprüfer/vereidigte Buchprüfer”: Professional Charter for German Public Accountants/German Sworn Auditors] including the requirements regarding independence.
Responsibilities of the management board and supervisory board
The management board and supervisory board are responsible for the preparation of the remuneration report and the related disclosures in compliance with the requirements of Sec. 162 AktG. In addition, they are responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report and the related disclosures that are free from material misstatement, whether due to fraud (i.e., fraudulent financial reporting and misappropriation of assets) or error.
Responsibilities of the auditor
Our objectives are to obtain reasonable assurance about whether the disclosures required by Sec. 162 (1) and (2) AktG are made in the remuneration report in all material respects and to express an opinion thereon in a report.
We planned and performed our audit so as to determine the formal completeness of the remuneration report by comparing the disclosures made in the remuneration report with the

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disclosures required by Sec. 162 (1) and (2) AktG. In accordance with Sec. 162 (3) AktG, we have not audited the accuracy of the disclosures, the completeness of the individual disclosures or the fair presentation of the remuneration report.
Consideration of misrepresentations
In connection with our audit, our responsibility is to read the remuneration report considering the knowledge obtained in the audit of the financial statements and, in doing so, remain alert for indications of whether the remuneration report contains misrepresentations in relation to the accuracy of the disclosures, the completeness of the individual disclosures or the fair presentation of the remuneration report.
If, based on the work we have performed, we conclude that there is a misrepresentation, we are required to report that fact. We have nothing to report in this regard.
Cologne, 20. March 2024
EY GmbH & Co. KG
Wirtschaftsprüfungsgesellschaft

Schlebusch            Weigel
Wirtschaftsprüfer            Wirtschaftsprüfer
[German Public Auditor]        [German Public Auditor]

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Compensation System 2024 for the Members of the Management Board of BioNTech SE
1Main Features of the Compensation System and Contribution to Promoting the Business Strategy and Long-Term Development of BioNTech SE
The structure of the compensation of the Management Board of BioNTech SE (“Company”) is designed to contribute to the implementation of corporate governance based on sustainability and a long-term approach. The compensation is therefore also linked to ethical, ecological and social criteria. The compensation system provides incentives for the sustainable, long-term development of the Company as a whole and for the long-term commitment of the members of the Management Board. The compensation system is clear and comprehensible. It is aligned with the requirements of the German Stock Corporation Act (AktG) and the recommendations of the German Corporate Governance Code in the version dated April 28, 2022 (“GCGC 2022”). It ensures that the Company’s Supervisory Board can react to organizational changes and flexibly take into account changing market conditions. The Supervisory Board is responsible for determining the structure of the compensation system. The Supervisory Board determines the specific compensation of the individual members of the Management Board on the basis of the compensation system. To the extent permitted by law, the Supervisory Board wishes to offer the members of the Management Board compensation that is both in line with the market and competitive in order to be able to attract and retain outstanding individuals in the future.
The Supervisory Board takes the following framework conditions into account when determining the specific remuneration:
•The compensation of the members of the Management Board should be commensurate with their duties and performance as well as the situation and success of the Company. It should be in line with market standards.
•The compensation of the members of the Management Board should not exceed the usual compensation without special reasons.
The Supervisory Board will assess the appropriateness of the compensation on the basis of a horizontal comparison with the compensation of members of the Management Board of comparable companies and on the basis of a vertical comparison with the compensation of senior management and the Company’s entire workforce, taking into account the overall development over time.
For the horizontal comparison, the Supervisory Board uses the compensation data of comparable companies, taking into account in particular the market position of the Company (including market capitalization, sector, size, country, listing on the NASDAQ Global Select Market) and the overall economic situation of the Company. In order to improve the comparability of the Company with companies

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from the European and US markets, the Supervisory Board initially considers (sector-specific) listed European and US companies when composing the peer group. Furthermore, as part of the horizontal comparison, the Supervisory Board also considers German companies, in particular from the TecDAX, MDAX and DAX. The Supervisory Board may also consider other listed companies of a comparable size in Germany and abroad, particularly in Europe.
For the vertical comparison, the Supervisory Board takes into account the compensation of senior management, consisting of the executives reporting directly to the Management Board. Furthermore, the Supervisory Board also takes into account the average compensation of the BioNTech Group’s total workforce over time.
•The variable compensation resulting from the achievement of long-term targets should exceed the proportion of short-term targets in order to align the compensation of the members of the Management Board with long-term business development in particular.
•The individual performance of a member of the Management Board should be appropriately taken into account and rewarded. Failure to achieve targets should lead to an appropriate reduction in variable remuneration. However, the compensation structure should not encourage the taking of inappropriate risks.
2Participation of the Annual General Meeting, Application and Review of the Compensation System
The compensation system adopted by the Supervisory Board is submitted to the Annual General Meeting for approval. If the Annual General Meeting does not approve the compensation system put to the vote, a revised compensation system will be presented at the latest at the following Annual General Meeting.
(a)Regular Review of Appropriateness
The appropriateness of the compensation components is reviewed annually by the Supervisory Board. The Supervisory Board is supported in this by the Compensation, Nominating and Governance Committee. This Committee develops recommendations on the Management Board compensation system, which the Supervisory Board discusses and decides on. If necessary, the Supervisory Board can consult an external compensation expert, who should be independent of the Management Board and the Company, to develop and update the compensation system and to assess the appropriateness of the compensation. In the event of significant changes to the compensation system, but at least every four years, the Supervisory Board will submit the compensation system to the Annual General Meeting for approval. Following approval by the Annual General Meeting, the present compensation system for members of the Management

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Board will apply to all new Management Board service contracts to be concluded or Management Board service contracts to be extended. It is planned to conclude new Management Board service contracts with all Management Board members with effect from January 1, 2025.
The Supervisory Board and the members of the Compensation, Nominating and Governance Committee take appropriate measures to ensure that potential conflicts of interest of Supervisory Board members involved in discussions and decisions on the compensation system are avoided and, if necessary, resolved. Each member of the Supervisory Board is obliged to report conflicts of interest to the Chairman of the Supervisory Board. The Supervisory Board decides how to deal with an existing conflict of interest on a case-by-case basis. In particular, a Supervisory Board member affected by a conflict of interest may not participate in a meeting or individual discussions and decisions of the Supervisory Board or the Compensation, Nominating and Governance Committee.
(b)Temporary Deviation from the Compensation System
In justified exceptional cases, the Supervisory Board may decide to temporarily deviate from the compensation system (regulations on the compensation structure and amount, regulations regarding the individual compensation components or the composition of the peer group of companies) if this is necessary in the interests of the long-term well-being of the Company. The targets and target values generally do not change during the respective periods relevant to target achievement. In the event that extraordinary, unforeseen developments occur (e.g. serious economic crises), the effects of which are not adequately reflected in the targets and which render the original corporate targets invalid, the Supervisory Board may take this into account appropriately in justified, rare special cases when setting targets.
Generally unfavorable market developments are expressly not considered to be extraordinary developments that took place during the year. Such deviations or extraordinary developments are clearly explained and justified in the compensation report.
If the Supervisory Board decides to deviate from the compensation system, it must specifically describe the duration of the deviation and the deviation as such, as well as the reason for it (i.e. why the long-term well-being of the Company requires the deviation) in an appropriate form in its resolution.
In the event of a temporary deviation from the compensation system, details of the deviations, including an explanation of the necessity of the deviations and the specific components of the compensation system from which the deviation was made, are provided in the compensation report for the following year.

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3Compensation Components, Target Total Remuneration, Maximum Remuneration
The total compensation of each member of the Management Board consists of three components:
•fixed compensation (see 3 (a)),
•a short-term performance-related variable compensation (Short Term Incentive, STI) (see 3 (b) aa)) and
•a long-term, performance-related variable compensation (Long Term Incentive, LTI) (see 3 (b) bb)).
The compensation components described in more detail below are reference values for:
•the target total compensation individually determined for a Management Board member (see 4 (a)), and
•the fixed maximum compensation of the members of the Management Board (Expense Cap, see 4 (b)).

Compensation Components	Assessment Basis / Parameters
Non-Performance-Related Components
Fixed compensation	Fixed contractually agreed compensation paid out in twelve equal monthly installments
Fringe benefits
Essentially, possible agreement of a payment on taking office (sign-on bonus), contributions to health insurance and long-term care insurance and to supplementary insurance, conclusion of D&O insurance with deductible in accordance with section 93(2) sentence 3 AktG, non-cash benefits from bicycles and travel allowances as well as relocation costs and costs for tax advice

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Performance-Related Components
Short-term performance-related variable compensation (Short-Term Incentive, STI)
•Target bonus
•Limitation of the amount paid out: up to a maximum of 60% of the amount of the fixed compensation
•Performance criteria: Corporate goals and ESG goals
•STI is due in cash in the month following the approval of the consolidated financial statements

Long-term performance-related variable compensation (Long Term Incentive, LTI)
•Stock option program and performance share unit program
•Performance targets of the stock option program:
(i)     Relative price performance and
(ii)    Absolute price performance
•Performance target of the performance share unit program:
Relative share price performance
•Waiting period:
Four years after allocation of the stock options or allocation of the performance share units

As the individual compensation components are determined individually for each Management Board member and, in addition, the scope of the planned starting amount for the assessment may vary in the different financial years, the expected relative shares of the individual compensation components can only be stated as percentage ranges. In general, the target total compensation for the entire Management Board should be structured in such a way that the share of fixed compensation is around 20% of the target total remuneration, the share of the STI (target amount) in the target total compensation is around 10% and the share of the LTI (target amount) in the target total compensation is around 70%.
For the Chairman of the Management Board, the share of fixed compensation is approximately between 10% and 20% of the target total compensation and the share of variable compensation is

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approximately between 80% and 90% of the target total compensation. The STI (target amount) accounts for approximately between 5% and 15% of the target total compensation and the LTI (target amount) for approximately between 70% and 80% of the target total compensation.
For the other members of the Management Board, the share of fixed compensation is approximately between 20% and 30% of the target total compensation and the share of variable compensation is approximately between 70% and 80% of the target total compensation. The STI (target amount) accounts for approximately between 10% and 20% of the target total compensation and the LTI (target amount) for approximately between 60% and 70% of the target total compensation.
Legally binding relative ranges are not defined. This ensures that the Supervisory Board can set the target total compensation in line with the principles of this compensation system in an appropriate relationship to the situation and success of the Company. The maximum compensation remains unaffected by this.
(a)Fixed Compensation and Fringe Benefits
The fixed compensation consists of a fixed, non-performance-related basic compensation, which is paid out as a salary in twelve monthly installments.
Other components of the fixed compensation are fringe benefits, such as allowances for health insurance, long-term care insurance and supplementary insurance, the conclusion of a D&O insurance policy with a deductible in accordance with section 93(2) sentence 3 AktG, non-cash benefits from bicycles and travel allowances as well as relocation costs and costs for tax advice.
In individual cases, the Supervisory Board may grant a sign-on bonus on the occasion of a new Management Board member taking office in the year of joining or the second year of appointment. Such a payment can, for example, compensate for losses of variable compensation that a Management Board member suffers as a result of joining the Company from a previous employer.
(b)Performance-Related, Variable Compensation Components
The variable compensation components are linked to the success of the BioNTech Group. They consist of a short-term variable compensation component (Short-Term Incentive, STI) and a long-term variable compensation component (Long-Term Incentive, LTI). The amount of each component depends on the achievement of financial and non-financial performance indicators. With a view to sustainable, successful corporate development that is aligned with the interests of the shareholders and with the aim of ensuring that the compensation of the members of the Management Board is appropriate to the Company’s situation, the Supervisory Board agrees the relative shares of various targets in the Management Board service contract with each member of

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the Management Board and sets the target figures defining target achievement for each member of the Management Board before a financial year.
aa)Short Term Incentive, STI (Short-Term Oriented Variable Compensation)
The STI is a performance-related bonus with a one-year assessment period. The STI amounts to a maximum of 60% of the amount of the fixed compensation per year and depends on financial performance criteria and non-financial performance criteria (performance targets) of the BioNTech Group. It is granted entirely in cash.
The performance targets are set by the Supervisory Board for the upcoming financial year as follows:
•Corporate Goals
The Supervisory Board first defines ambitious and measurable company-related objectives (Company Goals), which are based on both operational and strategic objectives and can be set uniformly for all Management Board members or individually for individual Management Board members.
The Company Goals can relate to both the Company and the BioNTech Group. In particular, Company Goals may be:
Financial development in line with the published financial forecast;
Share price performance compared to the NASDAQ Biotechnology Index;
Targets relating to business development;
Targets relating to product development and approval.
The Supervisory Board can also define other Company Goals for a financial year.
•ESG Goals
In addition to the Company Goals, the Supervisory Board can also set environmental, social and governance targets (“ESG Targets”) for all members of the Management Board in order to incentivize sustainable and long-term corporate success, either uniformly or individually for individual members of the Management Board. With regard to the ESG Targets, the Supervisory Board defines the specific ESG Targets for a financial year on the basis of the following list of targets:
Employee targets;

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Sustainability targets;
Diversity targets;
Targets relating to energy and the environment;
Corporate Governance.
In addition, the Supervisory Board can also define other ESG Targets for a financial year or base them on an external rating from Institutional Shareholder Services Inc (“ISS”). The rating can range from D- (particularly poor) to A+ (excellent), as shown in the table below.

D-	D	D+	C-	C	C+	B-	B	B+	A-	A	A+
	bad		medium			good			excellent
If the Supervisory Board decides to base the ESG Targets on a rating of ISS, the Supervisory Board determines the minimum rating to be achieved for the financial year in question in order to fully meet the ESG Targets in accordance with the table shown above. If the ESG rating of ISS in a financial year is in line with the previously defined target or better, the ESG Targets are fully met and there is a target achievement of 100% in relation to 20% to 30% of the STI. If ISS’s ESG rating in a financial year is worse than the previously defined target, the short-term variable compensation in relation to the ESG Targets is zero.
At its first meeting after the end of the financial year, the Supervisory Board determines the actual target achievement of the STI for the respective Management Board member. The target achievement of the STI is measured against the achievement of the respective Corporate Goals and ESG Targets. The relative weighting is 70% to 80% for the Corporate Goals and 20% to 30% for the ESG Targets.
The Supervisory Board uses its best judgment to determine the extent (expressed as a percentage) to which the Corporate Goals have been achieved. 70 % to 80 % of the STI target is multiplied by the percentage achieved.
The Supervisory Board also determines at its own discretion the extent to which the ESG Targets have been achieved (expressed as a percentage). 20% to 30% of the STI target is multiplied by the percentage achieved. Alternatively, the achievement of the ESG Targets can be reviewed during the respective assessment period depending on the rating prepared by ISS.
The payment amount of the STI is due for payment in the month following approval of the Company’s consolidated financial statements for the financial year that is relevant for the STI.

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bb)    Long-Term Incentive, LTI (Long-Term Variable Compensation)
The LTI is intended to promote the Management Board’s long-term commitment to the Company and its sustainable growth. The performance targets of the LTI are therefore linked to the long-term development of the Cand thus promote the business strategy.
The LTI is a long-term, multi-year performance-related compensation that is granted either in the form of a stock option program or a performance share unit program (“PSUP”) in annual tranches. For each member of the Management Board, the Supervisory Board determines for each financial year the ratio in which the LTI is granted under the stock option program and under the PSUP.
Stock Option Program
Each tranche of the stock option program generally has a term of up to ten years. However, the stock options may only be exercised for the first time after a waiting period and a parallel vesting period totaling four years (“Option Performance Period”), provided that the performance targets and vesting periods have been met. Each Option Performance Period begins with the allocation of stock options by the Supervisory Board in the relevant financial year (“Allocation Financial Year”). If the stock options are not exercised after the Option Performance Period, the Option Performance Period is automatically extended by one year in each case, but by a maximum of six further years.
In the Allocation Financial Year, the Supervisory Board resolves that a number of stock options will be issued to each member of the Management Board and thus allocated. This number is calculated as the quotient of the individual LTI target amount agreed in the Management Board service contract for stock options and the amount by which a specific target price exceeds the exercise price, which should be at least USD 105.16 based on an assumed market capitalization of USD 25 billion. The date of the Supervisory Board’s resolution on the issue of the stock options is the “Option Issue Date”.
Success Targets
The stock options can only be exercised after the Option Performance Period if the following performance targets are met:
•The volume-weighted average closing price of American Depositary Shares of the Company on the NASDAQ stock exchange (“ADS”) on the last ten trading days prior to the date of exercise of the stock options, multiplied by the number of ADSs representing one share, exceeds the exercise price by at least 80%; whereby this percentage increases by 20 percentage points from the fifth and each subsequent anniversary of the Option Issue Date (absolute price performance).

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•In addition, the share price (calculated on the basis of the price of an ADS listed on the NASDAQ stock exchange multiplied by the number of ADSs representing one share) must have performed as well or better in percentage terms than the NASDAQ Biotechnology Index or a comparable successor index in the period from the last trading day before the Option Issue Date to the fifth trading day before the start of the relevant exercise period (relative price performance).
The Supervisory Board must provide for a possibility of limitation for extraordinary developments (cap). The LTI for the stock options is limited to 800% of the exercise price set by the Supervisory Board. If one or both performance targets are not achieved during the Option Performance Period, the stock options expire without compensation.
Waiting Period and Exercise Period
The stock options may be exercised by the members of the Management Board for the first time four years after the allocation date by the Supervisory Board (vesting period) and may be exercised no later than ten years after the allocation date. If the stock options have not been exercised by then, they expire without compensation.
Vesting Conditions
One quarter of the stock options allocated to the members of the Management Board vest at the beginning of the Option Performance Period each year from the allocation date. Premature termination of the Management Board service contract during the vesting period leads to a corresponding reduction in the vested stock options. The unvested portion of the allocated stock options lapses without compensation.
Cash Settlement
The option conditions may stipulate that the Company may choose to grant the members of the Management Board (1) its own existing shares in the Company, (2) its own ADSs, (3) shares or rights or certificates representing these in another listed company, (4) a cash payment or (5) another form of fulfilment instead of new shares from conditional capital to service the stock options.
The amount of the cash payment is calculated by multiplying the vested stock options by the difference between the exercise price and the exercise price for the stock options.
Exercise Price (Ausübungspreis)
The exercise price for the stock options is the average volume-weighted closing price of the share or ADS multiplied by the number of ADSs representing a share on the stock exchange or trading system with the highest total trading volume (“Primary Stock Exchange”) over the last

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90 trading days prior to the Option Issue Date. However, if this average closing price falls below USD 105.16 (calculated on the basis of an assumed market capitalization of USD 25 billion divided by the shares issued by the Company as at December 31, 2023), the exercise price is to be based on this amount.
Exercise Price (Ausübungskurs)
The exercise price for the stock options is the closing price of the share or ADS multiplied by the number of ADSs representing a share on the last trading day before the day on which the stock options are exercised (“Option Exercise Date”) on the Primary Stock Exchange on the ten trading days prior to the Option Exercise Date.
Performance Share Unit Program (PSUP)
Each tranche of the PSUP has a term of four years (“PSU Performance Period”). Each PSU Performance Period begins with the allocation of PSUs by the Supervisory Board in the relevant financial year (“Allocation Financial Year”).
At the beginning of the Allocation Financial Year in which they are granted, the members of the Management Board are each allocated a number of PSUs. The number of PSUs to be allocated is calculated as a quotient of an individually agreed LTI target amount (“PSU Target Amount”) in the respective Management Board service contract for the PSUs and an exercise price set in relation to this.
The exercise price for the PSUs is the average closing price of the last 90 trading days prior to the date of the Supervisory Board’s resolution on the issue of the PSUs (“PSU Issue Date”). However, if this average closing price falls below USD 105.16 (calculated on the basis of an assumed market capitalization of USD 25 billion divided by the shares issued by the Company as of December 31, 2023), the exercise price is to be based on this amount.
With the help of long-term variable compensation in the form of the PSUP, the interests of the members of the Management Board and the shareholders are to be aligned even more clearly with regard to a sustainable increase in the value of the Company. The PSUP is intended to ensure the long-term commitment of the Management Board to the Company and serve as an incentive.
Performance Targets and Determination of Target Achievement
The PSUs can only be exercised if the following condition is met: the share price (calculated on the basis of the price of an ADS listed on the NASDAQ stock exchange multiplied by the number of ADSs representing one share) must have performed as well or better in percentage terms than the NASDAQ Biotechnology Index or a comparable successor index in the period

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from the last trading day before the PSU Issue Date to the fifth trading day before the start of the relevant exercise period.
If the share price (calculated on the basis of the price of the ordinary share underlying the ADS) has underperformed the NASDAQ Biotechnology Index or a comparable successor index in percentage terms in the period from the last trading day before the PSU Issue Date to the fifth trading day before the start of the relevant exercise period, the performance target of the PSUP will not be achieved. In this case, the PSUs cannot be exercised and expire without compensation.
However, if the share price (calculated on the basis of the price of the ordinary share underlying the ADS) has performed as well or better than the NASDAQ Biotechnology Index or a comparable successor index in percentage terms in the period from the last trading day before the PSU Issue Date to the fifth trading day before the start of the relevant exercise period, the performance target of the PSUP is achieved. The PSUs can be exercised in accordance with the performance of the share on the trading system with the highest total trading volume on the last ten trading days.
Waiting Period
The PSUs granted vest 100% after a vesting period of four years from the date of allocation.
At the end of this four-year waiting period, the Supervisory Board reviews whether the Management Board members have achieved the performance target for the PSUs described above. If this performance target is achieved, the PSUs can be converted into a cash payment, shares or ADSs.
Vesting Conditions
One quarter of the stock options allocated to the members of the Management Board at the beginning of the PSU Performance Period vest each year from the allocation date. Early termination of the Management Board service contract during the vesting period leads to a corresponding reduction in the vested PSUs. The unvested portion of the PSUs granted lapses without compensation.
Cash Settlement
The option conditions for the PSUs may provide that the Company may choose to grant the Management Board members (1) its own existing shares in the Company, (2) its own ADSs, (3) shares or rights or certificates representing them in another listed company, (4) a cash payment or (5) another form of settlement instead of new shares from authorized capital to service the PSUs.

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The amount of the cash payment is calculated by multiplying the exercisable PSUs by the exercise price.
Exercise Price
The exercise price for the PSUs is the closing price of the Company’s share or (in the case of trading in rights or certificates representing the shares) the closing price of the right or certificate converted into an amount per share on the last trading day prior to the day on which the PSUs are exercised (“PSU Exercise Date”) in the trading system with the highest total trading volume on the ten trading days prior to the PSU Exercise Date.
Adjustments to Capital and Structural Measures
The Supervisory Board is authorized, to the extent permitted by law, to take compensatory measures, particularly in the following cases, in order to avoid a dilution or increase in the value of the grants intended with the stock options and PSUs:
•Capital increase from Company funds by issuing new shares,
•Reduction in the number of shares through the consolidation of shares without a simultaneous capital reduction or increase in the number of shares without a simultaneous increase in the share capital,
•Capital reduction with a reduction in the total number of shares issued by the Company, or
•other capital or structural measures with the same effect.
At the reasonable discretion of the Supervisory Board, such financial compensation is preferably achieved by adjusting the number of stock options or PSUs earned over time and based on performance and/or the exercise price.
4Total Target Compensation and Maximum Compensation
The compensation of the members of the Management Board should be commensurate with their duties and performance as well as the Company’s situation and in line with market standards. The compensation system should provide incentives for the sustainable and long-term development of the Company as a whole and for the long-term commitment of the members of the Management Board. The Supervisory Board takes this into account when determining the target total compensation for each member of the Management Board (see 4 (a)). Successful Management Board work should be rewarded in an appropriate proportion so that the members of the Management Board participate in the positive development of the Company in the same way as the shareholders. In order to avoid taking inappropriate risks and to maintain an

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appropriate relationship to the situation and success of the Company, the compensation of the Management Board is limited by setting a maximum compensation (expense cap (see 4 (b)).
Target setting, target achievement and the compensation structure based on this are explained in the annual compensation report, so that the relationship between business success and Management Board compensation is clearly and comprehensibly presented to shareholders.
(a)Target Total Compensation
Based on the compensation system, the Supervisory Board determines a target total compensation for each member of the Management Board for the upcoming financial year. The target total compensation corresponds to the sum of the fixed compensation, target STI (see 3 (b) aa) and target LTI (see 3 (b) bb)).
(b)Maximum Compensation
In accordance with section 87a(1) sentence 2 no. 1 AktG, the Supervisory Board determines a maximum compensation for the members of the Management Board, consisting of the amount for the fixed, non-performance-related remuneration, the amounts for fringe benefits and the maximum amounts for variable compensation (expense cap). It does not matter when the corresponding compensation element was paid out, but for which financial year it was granted.
The maximum compensation of the Management Board members for a financial year thus corresponds to the sum of the maximum inflows of all compensation components granted to the respective Management Board member in a financial year, whereby the time of inflow is irrelevant. The maximum compensation is fixed for each member of the Management Board. The possible capping of the amount exceeding the maximum compensation takes place at the time at which the long-term variable compensation would generally be paid out.
The amount paid out for the variable compensation components (STI and LTI) depends on ambitious performance targets. In addition, in accordance with the recommendations of the GCGC 2022, the vast majority of the compensation of Management Board members is granted in the form of long-term variable compensation in the form of stock options and/or PSUs, the payout amount of which can fall to zero (namely if the performance targets are not met). The maximum compensation therefore does not represent the compensation level targeted or deemed appropriate by the Supervisory Board, but merely an absolute maximum limit that can only be reached in the event of a very sharp rise in the share price.
The maximum compensation for a financial year - regardless of whether it is paid out in the financial year in question or at a later date - is EUR 20 million for the Chairman of the Management Board and EUR 10 million for all other members of the Management Board. For example, the value of the stock options granted under the LTI must be at least eight times the

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exercise price at the time the stock options are exercised, i.e. the share price of ADS must have increased eightfold at the time the options are exercised compared to the time of allocation. In addition, the demanding performance targets that are a prerequisite for exercising the stock options must be achieved.
The maximum compensation may deviate from the specified maximum compensation when a new member of the Management Board takes up office in the year of joining or the second year of appointment if, in exceptional cases, the Supervisory Board grants the new Management Board member payments on taking up office (sign-on bonus) to compensate for payments foregone from the previous employment relationship. In this case, the maximum compensation for this one financial year is increased by up to 50% for the Chairman of the Management Board and by up to 25% for ordinary members of the Management Board.
Any severance payments in the event of premature termination of Management Board activity and other special benefits that do not serve as consideration for the services of the Management Board member but may be granted by the Supervisory Board on an ad hoc basis (e.g. relocation costs, compensation payments for bonus losses at the previous employer, compensation for maternity leave) are not included in the maximum compensation and are not limited by it. Any payments to the members of the Management Board from third parties that are not subsidiaries of the Company (e.g. from shareholders) are also not included in the maximum compensation and are not subject to the requirements of this compensation system. Their disclosure in accordance with section 162(2) No. 1 AktG remains unaffected.
5Claw-Back and Withholding or Reduction (Malus) of Compensation Components
The service contracts of Management Board members (see 6) and the terms and conditions of the stock option program and the PSUP contain so-called malus and clawback provisions that entitle the Company to withhold or reclaim variable compensation components in full or in part in the event of a breach by the Management Board member concerned of internal company conduct guidelines or statutory obligations. Furthermore, new service contracts to be concluded or extended for members of the Management Board and the conditions of the stock option program will in future contain a provision according to which the members of the Management Board are obliged to repay variable compensation that has already been paid out if it transpires after payment that the basis for calculating the amount paid out was incorrect.
6Compensation-Related Legal Transactions
(a)Terms of Management Board Service Contracts
The service contracts of the members of the Management Board are concluded for the duration of their appointment, i.e. a maximum of five years, and are extended for the duration of each reappointment. Following approval by the Annual General Meeting, the present compensation

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system for the members of the Management Board is to be implemented in the service contracts of all Management Board members with effect from January 1, 2025.
(b)Conditions for Contract Termination
Ordinary termination of Management Board service contracts is excluded. A Management Board service contract can be terminated by the Company or the Management Board member for good cause within the meaning of section 626 of the German Civil Code (BGB) without observing a notice period.
If the appointment is terminated by mutual agreement with the consent of the Supervisory Board, the Management Board service contracts end prematurely at the time of the mutually agreed termination of the appointment. If the Supervisory Board revokes the appointment, the Management Board service contract ends prematurely at the end of an expiry period in accordance with section 622(2) of the German Civil Code (BGB).
Should a member of the Management Board become permanently incapacitated for work, their Management Board service contract shall end at the end of the quarter in which the permanent incapacity for work was established. Permanent incapacity to work exists if the Management Board member is expected to be unable to perform their duties for more than six months for health reasons and is not expected to regain their ability to work for a further six months.
(c) Benefits upon Termination of Service Contract
In the event of termination of the Management Board service contract, any outstanding variable compensation components attributable to the period up to the termination of the contract are granted in accordance with the originally agreed targets and the due dates specified in the respective Management Board service contract.
If the Management Board member becomes permanently incapacitated for work during the term of the service contract, he or she shall receive the portion of the fixed annual compensation attributable to the month in which the permanent incapacity for work is established and the following six months, but not beyond the original term of the service contract, despite premature termination of the service contract. In the event of termination of the service contract due to permanent incapacity for work, no severance payment shall be made.
This does not apply in the event that the Management Board service contract is terminated without notice for a reason for which the Management Board member is responsible. In such a case, the Management Board member can no longer exercise the stock options and PSUs they have earned. In addition, he or she will not receive any short-term, performance-related variable compensation for the year in which the termination takes effect.

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In the event of premature termination of the Management Board mandate due to the revocation of the appointment, the Management Board member shall receive a severance payment in the amount of the compensation expected to be owed by the Company for the remaining term of the Management Board service contract, up to a maximum of two years’ compensation (severance payment cap). In the event of premature termination of the Management Board mandate due to a mutually agreed termination of the Management Board service contract, the total value of the benefits promised by the Company to the Management Board member as part of such a termination agreement should not exceed the amount of the compensation owed by the Company for the original remaining term of the Management Board service contract, but no more than the value of two years’ remuneration.
If a Management Board member dies during the term of the Management Board service contract, his or her spouse or partner within the meaning of section 1 of the German Civil Partnership Act (Lebenspartnerschaftsgesetz), or alternatively his or her dependent children as joint creditors, are entitled to the undiminished fixed annual salary for the month of death and the following three months, but no longer than until the end of the regular term of the Management Board service contract, and should also be entitled to the variable compensation earned by the Management Board member until his or death. There is neither a special right of termination in the event of a change of control nor a promise of benefits in the event of premature termination of a Management Board member’s contract due to a change of control.
(d)Sideline Activities of the Members of the Management Board
If a member of the Management Board holds Supervisory Board mandates within the BioNTech Group, such activity is fully compensated with the compensation as a member of the Management Board. If a member of the Management Board assumes Supervisory Board mandates outside the BioNTech Group, the Supervisory Board decides within the scope of approval whether and to what extent compensation is to be offset against the compensation of the Management Board member. The same applies to the assumption of group-internal Management Board mandates.
7Share Ownership Guidelines
To further align the interests of the Management Board and shareholders and to strengthen the sustainable development of the Company, Share Ownership Guidelines are also part of the compensation system for the Management Board. These Share Ownership Guidelines oblige the members of the Management Board to acquire a significant number of shares in the Company by the end of a four-year build-up phase following their appointment or the entry into force of the Share Ownership Guidelines. The members of the Management Board can build up this shareholding, for example by purchasing shares or by vesting variable remuneration, provided this consists of shares. At the end of the build-up phase, the Chairman of the Management Board should hold shares amounting to 200% of the annual fixed gross compensation (excluding fringe

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benefits) and the other members of the Management Board should hold shares amounting to 100% of the annual fixed gross compensation (excluding fringe benefits). This value-based number of shares must be proven annually after the end of the build-up phase for as long as the respective Management Board member is appointed. If he or she is then unable to provide evidence of the value of the shares held, the Supervisory Board may deduct the missing difference in value from the variable compensation components to be granted or determined. In individual cases, the Supervisory Board may decide to deviate from the conditions of the stock option program at its reasonable discretion, taking into account the individual circumstances (e.g. due to restrictions on the acquisition of shares as a result of contractual, internal company or statutory provisions). If the value of the share portfolio falls below the specified amount as a result of a fall in the share price, the members of the Management Board are also obliged to purchase additional shares.

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Adjusted Compensation System for the members of the Supervisory Board of BioNTech SE (on Agenda Item 8)
1.    Objectives of Supervisory Board Compensation and Relation to Corporate Strategy
The compensation system for the members of the Supervisory Board of BioNTech SE is based on the statutory requirements and takes into account the recommendations of the German Corporate Governance Code (“GCGC”). The compensation of the members of the Supervisory Board should be balanced overall and proportionate to the responsibilities and tasks of the Supervisory Board members and the situation of the Company, taking into account the compensation regulations of other comparable companies. At the same time, it should make the assumption of a mandate as a member of the Supervisory Board or Chairman of the Supervisory Board or a committee or as a member of a committee appear sufficiently attractive to attract and retain outstanding mandate holders. This is a prerequisite for the best possible monitoring of and advice to the Management Board, which in turn makes a significant contribution to a successful business strategy and the long-term success of the Company.
2.    Components, Amount and Structure of Supervisory Board Compensation
The members of the Supervisory Board receive purely fixed compensation in order to strengthen the independence of the Supervisory Board, to enable it to perform its advisory and monitoring function objectively and neutrally and to make independent personnel and compensation decisions. This is also in line with recommendation G.18 of the GCGC, according to which the compensation of the Supervisory Board should consist of fixed compensation. In accordance with recommendation G.17 of the GCGC, the higher time commitment of the Chairman and Deputy Chairman of the Supervisory Board as well as the Chairmen and members of committees is appropriately taken into account through corresponding additional compensation.
(a)    Compensation for Supervisory Board Activities
The basic compensation for a member of the Supervisory Board is EUR 120,000 for each full financial year. The Chairman of the Supervisory Board receives three times the basic compensation of an ordinary member of the Supervisory Board, while the Deputy Chairman receives 1.5 times the basic compensation.
(b)    Additional Compensation for Committee Activities
Furthermore, the members of the Supervisory Board receive additional compensation for their work on committees. The compensation is also increased in this respect for chairing a committee, whereby the amount of the respective additional annual compensation depends on the respective committee activity and the associated tasks and responsibilities.
The Chairman of the Audit Committee receives an additional annual compensation of EUR 50,000 on top of the basic compensation. The respective Chairman of another committee

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receives an additional annual compensation of EUR 30,000. An ordinary committee member receives an additional annual compensation of EUR 10,000 per committee membership.
The compensation paid for chairing a committee also covers membership of this committee.
(c)    Due Date and Pro Rata Grant, Expenses
The basic compensation and any additional compensation for committee activities are due for payment within the last month before the end of the financial year to which the compensation relates. Members of the Supervisory Board who only belong to the Supervisory Board for part of the financial year or who chair or deputy chair the Supervisory Board, the Audit Committee or another committee receive the respective compensation pro rata temporis. The same applies if this regulation or this regulation in a specific version is only in force for part of the financial year. Members of the Supervisory Board are reimbursed for expenses incurred in the performance of their duties. If the reimbursement of expenses or the compensation is subject to VAT, the Company also reimburses the VAT. Furthermore, the members of the Supervisory Board are included in a pecuniary loss liability insurance policy for board members maintained by the Company at an appropriate level in the interests of the Company. The premiums for this are paid by the Company.
(d)    Maximum Limit
The respective maximum limit for the compensation of the members of the Supervisory Board results from the fixed compensation, the amount of which depends on the individual tasks assumed on the Supervisory Board or its committees.
There are no ancillary or supplementary agreements between the Company and the members of the Supervisory Board.
3.    Determination and Procedure for Reviewing the Compensation of the Supervisory Board
The Supervisory Board regularly reviews the appropriateness of the compensation regulations and the compensation system, whereby external compensation experts may also be consulted. The Supervisory Board carries out a horizontal market comparison for the review. At least every four years and in the event of proposals to amend the compensation regulations, the Annual General Meeting passes a resolution on the compensation of Supervisory Board members. The Annual General Meeting can confirm the existing system of Supervisory Board compensation or pass a resolution to amend it. Corresponding resolution proposals to the Annual General Meeting are submitted by the Management Board and the Supervisory Board in accordance with the legally regulated division of responsibilities, so that the two bodies monitor each other. The decision on the final structure of the compensation system is assigned to the Annual General Meeting.

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Any conflicts of interest in the review of the compensation system are therefore counteracted by the statutory authority regulations, as the final decision-making authority on Supervisory Board compensation is assigned to the Annual General Meeting and a proposal for a resolution is submitted to it by both the Management Board and the Supervisory Board.
4.     Wording of the provisions of the Articles of Association
The corresponding provision in Art. 9 para. 6 of the Articles of Association reads as follows:
“(6)    In addition to the reimbursement of their expenses, the members of the Supervisory Board shall receive compensation of EUR 120,000.00 for each full financial year, the Chairman shall receive three times this amount and the Deputy Chairman 1.5 times this amount. The Chairman of the Audit Committee receives additional compensation of EUR 50,000.00 for each full financial year. The respective Chairman of another committee receives additional compensation of EUR 30,000.00 for each full financial year. An ordinary committee member receives additional compensation of EUR 10,000.00 per committee for each full financial year; the compensation paid for chairing a committee also covers membership of this committee. The basic compensation and any compensation for committee activities are due for payment within the last month before the end of the financial year for which the compensation is paid. Members of the Supervisory Board who only belong to the Supervisory Board for part of the financial year or who chair or deputy chair the Supervisory Board or the Audit Committee or another committee receive the respective compensation pro rata temporis. The same applies if this regulation or this regulation in a specific version is only in force for part of the financial year. If the reimbursement of expenses or compensation is subject to VAT, the VAT must be paid in addition. In its own interest, the Company maintains appropriate financial loss liability insurance for its executive bodies and managers, which also covers the members of the Supervisory Board at the Company’s expense.”

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III.Further Information and Notes
1.Implementation as virtual Annual General Meeting, broadcast, Investor Portal
On the basis of section 118a AktG in conjunction with Art. 16 para. 5 of the Articles of Association, the Management Board has decided to hold the Annual General Meeting as a virtual Annual General Meeting without the physical presence of shareholders or their proxies at the venue of the Annual General Meeting. Shareholders or their proxies will exercise their voting rights exclusively by means of electronic absentee voting or by granting power of attorney to the proxies appointed by the Company. The physical presence of shareholders or their proxies (with the exception of the proxies appointed by the Company) at the venue of the Annual General Meeting is excluded.
The virtual Annual General Meeting will take place on Friday, May 17, 2024 from 2:00 p.m. (CEST) and will be available live in video and audio for our shareholders entered in the share register and duly registered and their proxies in our password-protected Investor Portal, which can be accessed via our website
https://investors.biontech.de/agm/agm-2024

In addition, the entire Annual General Meeting is also freely accessible outside the Investor Portal on our aforementioned website.
When using the Investor Portal during the virtual Annual General Meeting on Friday, May 17, 2024, shareholders or their proxies will be connected electronically to the virtual Annual General Meeting and can exercise their shareholder rights via the Investor Portal. Shareholders who are duly registered and entered in the share register - in person or by proxy - can use the Investor Portal to exercise their voting rights, exercise their right to speak and request information, raise objections for the record and submit statements prior to the meeting, among other things.
The individual access data for the Investor Portal will be sent to shareholders who are entered in the Company’s share register no later than Friday, April 26, 2024, 0:00 hours (CEST), together with the registration documents for the Annual General Meeting.
The use of the Investor Portal by an authorized representative requires that the authorized representative receives the corresponding access data from the principal, unless the access data has been sent directly to the authorized representative. Details can be found in the following sections.
We kindly refer our ADS holders to the “ADS holders” section below in this information as well as to the separate document “Information for ADS holders” on our website at

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https://investors.biontech.de/agm/agm-2024

2.Requirements for attending the Annual General Meeting and exercising voting rights
In accordance with Art. 15 para. 2 of the Articles of Association, shareholders entered in the share register are entitled to participate in the Annual General Meeting (i.e. to connect to the Annual General Meeting electronically) and to exercise their voting rights, provided they have registered in good time. The registration deadline is Friday, May 10, 2024, 24:00 hours (CEST).
The registration must be in German or English and must be received by the Company at the following address by Friday, May 10, 2024, 24:00 hours (CEST) at the latest:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
E-mail: anmeldestelle@computershare.de

or electronically within the aforementioned registration period using the password-protected Investor Portal on the following website of the Company:
https://investors.biontech.de/agm/agm-2024
In relation to the Company, rights and obligations arising from shares pursuant to section 67(2) sentence 1 AktG only exist for and against those entered in the Company’s share register. The entitlement to participate in the Annual General Meeting and the scope of voting rights are determined exclusively by the entry status in the share register on the day of the Annual General Meeting. However, after the end of the registration deadline, i.e. after Friday, May 10, 2024, 24:00 (CEST), no changes will be made to the share register until the end of the Annual General Meeting for technical reasons. Therefore, the entry status of the share register on the day of the Annual General Meeting corresponds to the status on Friday, May 10, 2024, 24:00 hours (CEST) (so-called “Technical Record Date”). Shares are not blocked by registering for the Annual General Meeting (no lock-up period). Shareholders can therefore continue to freely dispose of their shares even after registration. However, purchasers of shares whose applications for transfer are received by the Company after Friday, May 10, 2024, 24:00 hours (CEST), cannot exercise any meeting-related rights from these shares unless they have themselves authorized to do so or are authorized to exercise such rights.
Shareholders who are entered in the Company’s share register no later than Friday, April 26, 2024, 0:00 hours (CEST), will be sent registration documents for the Annual

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General Meeting, which also contain the individual access data required to use the password-protected Investor portal. If the registration documents with the access data are not sent to you unsolicited - in particular because you are not entered in the Company’s share register until after Friday, April 26, 2024, 0:00 hours (CEST) - we will be happy to send them to you on request.
3.Procedure for voting
a.General information
After proper registration (see III. 2 above), shareholders entered in the share register may exercise their voting rights - in person or by proxy - by way of electronic vote or by granting power of attorney and issuing instructions to the proxies appointed by the Company.
b.Voting by electronic vote
Shareholders who are duly registered and entered in the share register, or their proxies, may cast their votes by electronic vote using the voting form available in the Investor Portal on the Company’s website at
https://investors.biontech.de/agm/agm-2024
in accordance with the procedure provided for this purpose. Electronic votes can be cast, changed or revoked via the Investor Portal until the time of the closing of voting by the chairman of the meeting at the virtual Annual General Meeting on Friday, May 17, 2024.
Authorized representatives, in particular intermediaries, shareholders’ associations, proxy advisors or other persons or institutions equivalent to intermediaries pursuant to section 135(8) AktG, may also use electronic voting. Electronic voting by a proxy via the Investor Portal requires that the proxy receives the individual access data for the portal from the authorizing party, unless the access data has been sent directly to the proxy.
Please note that no other means of communication are available for voting, in particular no sending of votes by post.
c.Procedure for voting by proxies appointed by the Company
In order to exercise voting rights at the Annual General Meeting, the Company also offers shareholders and their proxies the option of authorizing proxies appointed by the Company who are bound by instructions. In this case, too, the above-mentioned requirements for attending the Annual General Meeting and exercising voting rights must be met.
The proxies appointed by the Company will be present at the Annual General Meeting and, if authorized, will exercise voting rights in accordance with instructions. The proxies

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may only exercise voting rights on those items on the agenda for which they have received explicit and clear instructions. Without instructions, the proxies appointed by the Company are not authorized to exercise voting rights. The proxies appointed by the Company do not accept authorizations either before or during the virtual Annual General Meeting to lodge objections to resolutions of the Annual General Meeting, to exercise the right to speak and request information, to submit statements or to submit motions.
A form that can be used to grant power of attorney and issue instructions to the proxies appointed by the Company will be sent to shareholders who are entered in the share register no later than Friday, April 26, 2024, 0:00 hours (CEST), together with the registration documents for the Annual General Meeting. A form is also available on the Company’s website at
https://investors.biontech.de/agm/agm-2024
The granting of proxies and instructions to the proxies appointed by the Company (as well as any amendment or revocation of proxies granted with instructions) can be made in text form (section 126b BGB) by post or e-mail by no later than Thursday, May 16, 2024, 24:00 hours (CEST) (time of receipt) to:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
E-mail: anmeldestelle@computershare.de

Alternatively, authorizations with instructions to the proxies appointed by the Company can be submitted, amended or revoked electronically using the proxy voting form available on the Company’s website at
https://investors.biontech.de/agm/agm-2024
via the password-protected Investor Portal. Proxies and instructions to the proxies appointed by the Company can also be issued in this way during the Annual General Meeting on May 17, 2024 until the start of voting. Any previously issued authorizations and instructions can also be changed and revoked via the Investor Portal during the Annual General Meeting until the start of voting.
d.Procedure for voting by other authorized representatives
Shareholders may also have their voting rights exercised by another proxy, including an intermediary, a shareholders’ association, a proxy advisor or another institution or person equivalent to intermediaries pursuant to section 135(8) AktG. In this case, the aforementioned requirements for attending the Annual General Meeting and exercising voting rights must also be met.

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The granting and revocation of the power of attorney and proof of authorization vis-à-vis the Company must be in text form (section 126b BGB).
Proof that authorization has been granted can be provided by sending proof in text form by post or e-mail to the address below:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
E-mail: anmeldestelle@computershare.de

The above transmission channels are also available if the proxy is to be granted in text form by declaration to the Company; in this case, separate proof of the granting of the proxy is not required. The revocation of a proxy already granted can also be declared directly to the Company in text form using the aforementioned transmission channels. For organizational reasons, the granting of the proxy, its proof or revocation via one of the aforementioned transmission channels must be received by the Company by Thursday, 16 May 2024, 24:00 hours (CEST).
Furthermore, the granting and revocation of the proxy can also be made electronically by declaration to the Company on the day of the Annual General Meeting using the Investor Portal.
Special rules may apply to the authorization of intermediaries, shareholders’ associations, voting rights advisors and other persons or institutions equivalent to intermediaries pursuant to section 135(8) AktG. Section 135 AktG stipulates, among other things, that the power of attorney must be granted to a specific proxy and must be verifiably recorded by the proxy. The proxy declaration must also be complete and may only contain declarations related to the exercise of voting rights. Shareholders who wish to authorize an intermediary, a shareholders’ association, a proxy advisor or any other equivalent person or institution pursuant to section 135(8) AktG are therefore requested to consult with the proxy holder in good time regarding the procedure for granting proxy and the form of proxy that may be required. Intermediaries, shareholders’ associations, proxy advisors and other persons or institutions deemed equivalent to intermediaries pursuant to section 135(8) AktG may only exercise voting rights for registered shares that do not belong to them, but for which they are entered in the share register as the holder, on the basis of an authorization.
If the shareholder authorizes more than one person, the Company may reject one or more of them.
A form that can be used to appoint a proxy will be sent to shareholders who are entered in the share register no later than Friday, April 26, 2024, 0:00 hours (CEST), together with

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the registration documents for the Annual General Meeting. A proxy authorization form can also be downloaded from the Company’s website at
https://investors.biontech.de/agm/agm-2024
Authorized representatives cannot physically attend the Annual General Meeting either. They can only exercise the voting rights for shareholders they represent by means of electronic voting or by granting (sub-)authorization to the proxies appointed by the Company.
e.Further information on exercising voting rights
If the voting right is exercised in due time both by electronic vote via the Investor Portal and by proxy with instructions to the Company’s proxies, the vote cast by electronic vote via the Investor Portal will always be given priority, regardless of the time of receipt.
If differing authorizations with instructions are received by the Company’s proxies by different means of transmission by the deadline, they will be considered in the following order regardless of the time of receipt: 1. via the Investor Portal, 2. by e-mail, 3. declarations sent by post. Information on issuing authorizations and instructions to the proxies appointed by the Company can also be found on the forms provided for this purpose.
For the revocation of declarations, the last declaration received in due time is decisive.
4.ADS holders
It is intended to enable ADS holders and all other interested parties to follow the entire Annual General Meeting live by means of video and audio transmission. For this purpose, the Annual General Meeting will also be broadcast outside the Investor Portal via the website
https://investors.biontech.de/agm/agm-2024
The Depositary, The Bank of New York Mellon (“Depositary”), will make this information available to eligible ADS holders as of the U.S. record date of Tuesday, April 9, 2024. Please note that ADS holders are not registered as shareholders in the share register. The video and audio transmission on Friday, May 17, 2024 outside the Investor Portal will also not enable them to participate in the Annual General Meeting or to exercise meeting-related shareholder rights, in particular voting rights.
However, in the run-up to this Annual General Meeting, we are giving our registered and beneficiary ADS holders the opportunity on a voluntary basis to submit questions by e-mail by Wednesday, May 15, 2024, 24:00 hours (CEST) at the latest on the items on the agenda of the Annual General Meeting to the extent that shareholders entered in the share register may request corresponding information at the Annual General Meeting in

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accordance with section 131 AktG. Any questions should be submitted to the following e-mail address:
HV@biontech.de
The Company intends to answer questions submitted in a timely and proper manner in accordance with the above requirements by e-mail; questions and answers will not be published. It should be noted that there is no legal entitlement to the processing and answering of questions submitted in advance. The shareholders’ right to information at the Annual General Meeting remains unaffected.
Subject to the additional requirements of the Deposit Agreement in respect of ADSs and to the extent the relevant beneficial ADS Holder meets the requirements set out in a separate notice, beneficial ADS Holders may give voting instructions to their respective banks or brokers holding their ADSs. For details, please refer to the separate voting instructions in the document “Information for ADS holders” available on our website at
https://investors.biontech.de/agm/agm-2024
which also contains further information for ADS holders.
Registered and beneficial ADS holders may receive information and documentation relating to the Annual General Meeting from the Depositary.
Registered ADS holders with questions regarding the exercise of voting rights can contact:
BNY Mellon Shareowner Services(shrrelations@cpushareownerservices.com; phone: +1 201 680 6825 and toll-free from within the United States of America: +1 888 269 2377).
5.Shareholders’ rights
a.Request for additions to the agenda pursuant to Art. 56 of Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the Statute for a European Company (SE) (“SE Regulation”), section 50(2) of the German SE Implementation Act (“SEAG”), section 122(2) AktG
Shareholders whose shares alone or together account for 5% of the share capital or a proportionate amount of EUR 500,000 (equivalent to 500,000 shares) may request that items be placed on the agenda and published.
The request must be submitted in writing to the Management Board, whereby each new item on the agenda must be accompanied by a statement of reasons or a draft resolution. The request must be received by the Company no later than Tuesday, April 16, 2024, 24:00 hours (CEST). Please send your request to the following postal address:

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BioNTech SE - Management Board
An der Goldgrube 12
55131 Mainz
Germany
Additions to the agenda that are to be announced, unless they have already been announced when the Annual General Meeting is convened, will be published in the Federal Gazette immediately after receipt of the request and forwarded for publication to media that can be expected to disseminate the information throughout the European Union. They will also be published on the Company’s website at
https://investors.biontech.de/agm/agm-2024
and notified in accordance with section 125 AktG.
b.Countermotions and election proposals from shareholders in accordance with section 126(1), (4) and section 127 AktG
Every shareholder is entitled to submit countermotions to the resolutions proposed by the Management Board and Supervisory Board on the items on the agenda. Countermotions received by Thursday, May 2, 2024, 24:00 hours (CEST) at the address
BioNTech SE
Investor Relations
An der Goldgrube 12
55131 Mainz
Germany
or by e-mail to: HV@biontech.de
will be published on the Company’s website at
https://investors.biontech.de/agm/agm-2024
including the name of the shareholder and any statement of reasons. Any statements by the management will also be published on this website. The Company may refrain from making a countermotion and its grounds available if one of the exclusion criteria pursuant to section 126(2) AktG applies, for example because the countermotion would lead to a resolution of the Annual General Meeting that is in breach of the law or the Articles of Association. The grounds for a countermotion do not need to be made accessible even if they exceed 5,000 characters in total.
The above statements, including the deadline for making the election proposal accessible (receipt by Thursday, May 2, 2024, 24:00 hours (CEST)), apply mutatis mutandis to election proposals by shareholders pursuant to section 127 AktG; the election proposal does not need to be substantiated. In addition to the aforementioned exclusions under section 126(2) AktG, the election proposal does not need to be made accessible even if

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the election proposal does not contain the name, profession and place of residence of the person proposed for election.
Countermotions or election proposals to be made accessible are deemed to have been submitted at the virtual Annual General Meeting at the time they are made accessible. The right to vote on such motions can be exercised, even before the Annual General Meeting, as soon as the requirements for exercising voting rights are met. If the shareholder who has submitted the motion is not entered in the Company’s share register or has not duly registered for the Annual General Meeting, the motion does not have to be dealt with at the meeting.
Shareholders connected electronically to the Annual General Meeting can also submit motions and election proposals during the Annual General Meeting without prior transmission. A more detailed explanation of the procedure provided for this can be found in section III. 5. d. below.
c.Submission of statements in accordance with section 118a(1) sentence 2 no. 6, section 130a(1) to (4) AktG
Shareholders who have duly registered for the Annual General Meeting or their authorized representatives have the right to submit statements on the items on the agenda prior to the Annual General Meeting by means of electronic communication via the website available at
https://investors.biontech.de/agm/agm-2024
in the Investor Portal in text form. Statements must be submitted in text form in accordance with the procedure provided for this purpose as a file in PDF Format. It is requested that the scope of the statements be limited to a reasonable amount. A maximum length of 10,000 characters (including spaces) should serve as a guide. It is possible to submit several statements. By submitting a statement, the shareholder or their authorized representative agrees that the statement will be made accessible in the password-protected Investor Portal with their name. Statements must be submitted no later than five days before the Annual General Meeting, i.e. no later than Saturday, May 11, 2024, 24:00 hours (CEST).
Submitted statements that meet these requirements and must be made accessible in accordance with the statutory provisions will be published, disclosing the name of the shareholder or their proxy, no later than four days prior to the Annual General Meeting, i.e. by Sunday, May 12, 2024, 24:00 hours (CEST), in the Investor Portal at
https://investors.biontech.de/agm/agm-2024
Questions, motions, election proposals and objections to resolutions of the Annual General Meeting contained in statements will not be considered as such.

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d.Right to speak pursuant to section 118a(1) sentence 2 no. 7, section 130a(5) and 6 AktG, right to information pursuant to section 118a(1) sentence 2 no. 4, section 131(1) AktG and right to propose motions pursuant to section 118a(1) sentence 2 no. 3 AktG at the Annual General Meeting
Shareholders or authorized representatives of shareholders who have joined the Annual General Meeting electronically have the right to speak and to request information at the Annual General Meeting, as well as the right to submit motions and nominations for election at the Annual General Meeting. Requests for information as well as motions and election proposals may form part of a speech. It is not possible for shareholders and their proxies to submit questions in advance of the Annual General Meeting.
To exercise the aforementioned rights, please use the Investor Portal at
https://investors.biontech.de/agm/agm-2024
The right to speak and the right to submit motions and election proposals at the Annual General Meeting will be exercised by means of video communication; it is planned to stipulate that the right to information may also be exercised exclusively by means of video communication. The above rights may only be exercised on the day of the Annual General Meeting from 2 p.m. (CEST) until the time set by the chairman of the meeting.
The Company reserves the right to check the functionality of the video communication between the shareholder or proxy and the Company at the meeting beforehand and to reject the speech, the request for information or the motion or election proposal if the functionality is not ensured. The chairman of the meeting will explain the procedure for requesting and granting the right to speak at the Annual General Meeting in more detail.
The right to information in accordance with section 131(1) AktG includes information on Company matters, insofar as this is necessary for the proper assessment of an item on the agenda. The Management Board’s duty to provide information also extends to the Company’s legal and business relationships with an affiliated Company as well as the situation of the Group and the companies included in the consolidated financial statements. The Management Board may refrain from answering individual questions for the reasons stated in section 131(3) AktG.
e.Declaration of objections pursuant to section 118a(1) sentence 2 no. 8 AktG
Shareholders or authorized representatives of shareholders who have joined the meeting electronically have the right to object to resolutions of the Annual General Meeting. Declarations to this effect can be submitted by means of electronic communication via the Investor Portal at
https://investors.biontech.de/agm/agm-2024

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and can be submitted from the opening of the Annual General Meeting on Friday, May 17, 2024, 2:00 p.m. (CEST), until it is closed by the chairman of the meeting.
f.Further explanations
Further information on the rights of shareholders in accordance with Art. 56 SE Regulation, section 50(2) SEAG, section 118a AktG, section 122(2) AktG, section 126(1), para. 4, section 127 AktG, section 130a AktG, section 131(1) AktG can be found on the Internet at
https://investors.biontech.de/agm/agm-2024
6.Total number of shares and voting rights
At the time of convening this Annual General Meeting, the Company’s share capital is divided into 248,552,200 no-par value registered shares. Each share grants one vote. However, at the time of convening the Annual General Meeting, the Company holds 3,788,592 treasury shares and 3,773,109 ADSs, each representing one ordinary share. This does not entitle it to any rights. The total number of shares with participation and voting rights at the time the Annual General Meeting is convened is therefore 240,990,499.
7.Availability of information
The documents and information to be made available in accordance with section 124a AktG are published together with this invitation and other information on the Company’s website at
https://investors.biontech.de/agm/agm-2024
8.Notes on data protection
Personal data is processed as part of the preparation and organization of the Annual General Meeting of BioNTech SE. BioNTech SE processes your data as the controller in compliance with the provisions of Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation, “GDPR”) and all other relevant laws. Details on the handling of your personal data and your rights under the GDPR can be found on the Company’s website at
https://investors.biontech.de/agm/agm-2024.

Mainz, April 2024

Germany 15088646.35

BioNTech SE
The Management Board

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